As filed with the Securities and Exchange Commission on July 26, 2024

Securities Act File No. 333-237941

1940 Act File No. 811-23566

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-2

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 5 ☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
Amendment No. 9 ☒

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Bow River Capital Evergreen Fund

(Exact Name of Registrant as Specified in Charter)

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205 Detroit Street, Suite 800
Denver, Colorado 80206
(Address of Principal Executive Offices)

(303) 861-8466
(Registrant’s Telephone Number)

__________________________________________

Jeremy Held
Bow River Advisers, LLC
205 Detroit Street, Suite 800
Denver, Colorado 80206
(Name and Address of Agent for Service)

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Copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

__________________________________________

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)
☒	on July 29, 2024 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______________.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______________.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

Bow River Capital Evergreen Fund

Class I Shares

Class II Shares

Bow River Capital Evergreen Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 of the Investment Company Act. An “interval fund” is a type of closed-end company that will make periodic repurchase offers for its securities.

The Fund’s investment objective is to generate long-term capital appreciation. The Fund invests in a broad portfolio of private equity investments that provides attractive risk-adjusted return potential.

The Fund seeks to achieve its investment objective through broad exposure to private equity, private credit, and semi-liquid (investments with monthly or quarterly liquidity availability, such as evergreen private equity funds) or listed investments. The principal investments (together “Fund Investments”) utilized by the Fund are: (i) direct investments (i.e., positions in the equity or debt of operating companies); (ii) secondary purchases (i.e., purchases of existing interests that are acquired on the secondary market) of closed-end private funds managed by third-party managers; (iii) primary fund commitments (i.e., commitments to new private equity, private credit, or other private funds); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e., strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity and exchange-traded funds (“ETFs”)); and (vi) short-term investments, including money market funds and short term treasuries.

The Fund seeks to provide exposure to a broad set of managers, strategies and transaction types across multiple sectors, geographies and vintage years. “Vintage year” refers to the year in which a private equity fund was established. This date is typically the year in which a private equity fund holds the final closing on its fundraising activities. For example, a fund that held its final closing in December, 2019, after an 18-month fundraising period would be deemed to have a vintage year of 2019.

The Fund cannot guarantee that it will meet its investment objective. Investing in the Fund involves a high degree of risk. See “RISKS” and “LIMITS OF RISKS DISCLOSURE” beginning on page 22.

	Price to the Public(1)	Proceeds to Fund(2)
Class I Shares	Current Net Asset Value	Current Net Asset Value
Class II Shares	Current Net Asset Value	Current Net Asset Value

____________

(1)      Foreside Financial Services, LLC (the “Distributor”) acts as the principal underwriter of the Fund’s Shares on a best-efforts basis. No arrangement has been made to place funds received in an escrow, trust or similar account. Generally, the stated minimum initial investment by an investor in the Fund is $250,000 for Class I Shares, and $50,000 for Class II Shares, which stated minimums may be reduced for certain investors. Investors purchasing Shares (as defined herein) will not be charged a sales load. Accordingly, the table assumes that no sales load is charged.

(2)      Assumes all shares currently registered are sold in the offering. Shares will be offered in a continuous offering at the Fund’s then current net asset value (“NAV”). The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. See “FUND EXPENSES.”

This prospectus (the “Prospectus”) applies to the offering of two separate classes of shares of beneficial interests (“Shares”) in the Fund, designated as Class I Shares, and Class II Shares. The Fund’s Shares are generally offered for purchase once per month at the NAV per Share as of the last business day of such month. No person who is admitted as a common shareholder of the Fund (a “Common Shareholder”) will have the right to require the Fund to repurchase its Shares. This Prospectus is not an offer to sell Shares and is not soliciting an offer to buy Shares in any state or jurisdiction where such offer or sale is not permitted. Investments in the Fund may be made only by prospective investors who are able to certify that they are an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended, and meet the other requirements of an “Eligible Investor,” as defined herein. See “ELIGIBLE INVESTORS.”

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the amended and restated agreement and declaration of trust of the Fund (the “Agreement and Declaration of Trust”).

Shares are speculative and illiquid securities involving substantial risk of loss. See “RISKS” generally, and “Risks Related to the Fund’s Structure” and “Risks Related to the Fund’s Investment Program,” more specifically.

•        Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.

•        You should generally not expect to be able to sell your Shares (other than through the repurchase process), regardless of how the Fund performs.

•        The Fund has elected to implement a hybrid repurchase mechanism, where under normal circumstances, the Fund provides a limited degree of liquidity to Common Shareholders by conducting semi-annual repurchase offers pursuant to Rule 23c-3 of the Investment Company Act, as well as discretionary repurchase offers at the discretion of the Fund’s board of trustees. See “REPURCHASES OF SHARES.”

•        If you are permitted to sell your Shares to a third party rather than through the repurchase process, you may receive less than your purchase price.

•        Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Agreement and Declaration of Trust. Although the Fund may offer to repurchase Shares from time to time, Shares will not be repurchased by the Fund at a Common Shareholder’s option nor will they be exchangeable for Shares or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares. Due to these restrictions, an investor should consider an investment in common shares to be illiquid.

•        Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

•        Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

•        Any interest accrued by borrowing in anticipation of share repurchases or tender offers or accumulation of cash in anticipation of repurchases will reduce the Fund’s net income; any expense of which will be indirectly borne by the holders of the Fund’s common shares.

•        As a result of the selling commissions and dealer manager fees you pay and the offering expenses incurred, Shares are subject to immediate dilution upon purchase. In addition, because Shares are continuously offered, you may experience additional dilution in the net asset value of your Shares.

•        The Fund will use direct investments, secondary purchases of interests, private fund commitments, and short-term investments to achieve its investment objective. The Fund may also, at times, be a “fund of funds,” in that a substantial portion of its assets may be invested in closed-end private funds and in other registered investment companies, including ETFs. See “Additional Fee Layers” and “Exchange-Traded Funds Risk”.

•        You should invest in the Fund only if you can sustain a complete loss of investment.

Leverage.    In pursuing the Fund’s investment objective, the Fund may seek to enhance returns through the use of leverage. In this regard, the Fund may use borrowings, including loans from certain financial institutions, to leverage its portfolio, in an aggregate amount of up to 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such borrowings) immediately after such borrowings. Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. All leverage expenses of the Fund will be borne solely by holders of the Fund’s Common Shares. See “INVESTMENT POLICIES — Borrowing by the Fund” and “Leverage Risk.”

There are risks associated with the Fund’s distribution sources.

•        The amount of distributions that the Fund may pay, if any, is uncertain.

•        The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as offering proceeds, borrowings, amounts from the Fund’s affiliates that are subject to repayment by investors, and return of capital (i.e., generally the return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities, made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to Bow River Advisers, LLC (the “Adviser”)). When distributions are paid from these sources, the amount of capital available to the Fund for purposes of investment may be reduced.

•        Fees and expenses, including any future reimbursement of waived fees and expenses for which the Adviser is eligible, will reduce any distributions a Common Shareholder would otherwise receive.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated July 29, 2024, has been filed with the SEC. You can request a copy of the SAI and annual and semi-annual reports of the Fund without charge by writing to the Fund, c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (888) 330-3350. The SAI and annual and semi-annual reports of the Fund are also available at www.bowrivercapital.com. The SAI is incorporated by reference into this Prospectus in its entirety. You can obtain the SAI, material incorporated by reference, and other information about the Fund, on the SEC’s website (sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE FUND’S PRINCIPAL UNDERWRITER IS Foreside FINANCIAL Services, LLC.

Fund Repurchases:    The Fund has elected to implement a hybrid repurchase mechanism, where under normal circumstances, the Fund intends to provide a limited degree of liquidity to Common Shareholders by conducting semi-annual repurchase offers pursuant to Rule 23c-3 of the Investment Company Act, as well as discretionary repurchase offers at the discretion of the Fund’s board of trustees (the “Board” or “Trustees”).

Subject to applicable law, the Fund has adopted a fundamental policy to conduct semi-annual repurchase offers (“Required Repurchases”) for no less than 5% and no more than 25% of the Fund’s Shares outstanding at NAV, reduced by any applicable repurchase fee. Required Repurchases in excess of 5% will be made at the sole discretion of the Board. As a result, investors should not expect nor rely on Required Repurchases in excess of 5%.

In addition, the Fund also intends, under normal market conditions and subject to applicable law, to make periodic tender offers (“Discretionary Repurchases”) for each calendar quarter following a Required Repurchase (i.e. twice per year), subject to the discretion of the Board.

While the Board may consider the recommendation of the Adviser and intends to make Discretionary Repurchase offers for no less than 5% of the Fund’s Shares outstanding at NAV, reduced by any applicable repurchase fee, the frequency and amount of each Discretionary Repurchase offer is subject to the approval of the Board. As a result, Discretionary Repurchases may be offered at any amount, as determined by the Board, or not at all.

Common Shareholders who tender Shares for repurchase at any time prior to the day immediately preceding the one-year anniversary of the Common Shareholder’s purchase of the Shares, will be charged a 2.00% early repurchase fee by the Fund. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. It is possible that a repurchase offer may be oversubscribed, with the result that common shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Common Shareholders will be notified in writing of a Required Repurchase or Discretionary Repurchase (“Shareholder Notification”) and the date on which each repurchase offer expires (the “Repurchase Request Deadline”). The time between the notification to Common Shareholders and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. For each Required Repurchase or Discretionary Repurchase, Shares will be repurchased at the NAV per Share determined as of the close of regular trading (4:00 p.m. Eastern Time) on the New York Stock Exchange, no later than the fourteenth day after the Repurchase Request Deadline, or the next business day if the fourteenth day is not a business day (each a “Repurchase Pricing Date”). The Shareholder Notification will set forth the NAV per Share that has been computed no more than seven (7) calendar days before the date of such notification, and how Common Shareholders may ascertain the NAV per Share after the notification date. Payment pursuant to the repurchase will be made by checks to the Common Shareholder’s address of record, or credited directly to a predetermined bank account on the purchase payment date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws. See “REPURCHASES OF SHARES.”

The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in Shares. The Shares are, therefore, not marketable. Even though the Fund intends to provide limited liquidity to common shareholders on a quarterly basis through both semi-annual Required Repurchases and Discretionary Repurchases at the discretion of the Board, you should consider the Shares to be illiquid. Discretionary Repurchases may be offered at any amount, as determined by the Board, or not at all. See “Risks Related to the Fund’s Structure.”

The date of this Prospectus is July 29, 2024

i

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus, the SAI, and the Agreement and Declaration of Trust.

The Fund

The Fund is a Delaware statutory trust that is registered under the Investment Company Act as a diversified, closed-end management investment company. The Fund was organized as a Delaware trust on April 21, 2020.

The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment, as a total loss of investment is possible.

The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Class I Shares and Class II Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The Fund has received an exemptive order from the SEC with respect to the Fund’s multi-class structure.

The Fund commenced operations on January 4, 2021 (“Commencement of Operations”) following the reorganization of the Bow River Capital Evergreen Private Equity Fund, LP (the “Predecessor Fund”) with and into the Fund, which was effective as of the close of business on December 31, 2020. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund. At the time of the reorganization, the Fund and the Predecessor Fund shared the same investment adviser and portfolio managers. For past performance information of the Predecessor Fund, see “Performance.”

Investment Objective and Strategies

The Fund’s investment objective is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential.

The Fund seeks to achieve its investment objective through broad exposure to private equity, private credit, and semi-liquid (investments with monthly or quarterly liquidity availability, such as evergreen private equity funds) or listed investments. The principal investments (together “Fund Investments”) utilized by the Fund are: (i) direct investments (i.e., positions in the equity or debt of operating companies) (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”); (ii) secondary purchases (i.e., purchases of existing interests that are acquired on the secondary market) of closed-end private funds (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”); (iii) primary fund commitments (i.e., commitments to new private equity, private credit, or other private funds) (“Primary Fund Commitments”); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e., strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity and exchange-traded funds (“ETFs”)); and (vi) short-term investments, including money market funds and short term treasuries (together, “Short-term Investments”).

“Portfolio Funds” are closed-end private funds, while “Portfolio Companies” are companies, ventures and businesses.

The Fund may, at times, be a “fund of funds,” in that a substantial portion of its assets may be invested in other closed-end private funds and in other registered investment companies. See “Additional Fee Layers” and “Exchange-Traded Funds Risk.” However, the Fund may also gain such exposure through a direct investment in the targeted investment entity or indirectly through pooled vehicles or special purpose vehicles managed by the Adviser, any of its affiliates or third parties. The Fund may create special purchase vehicles to facilitate direct investments into target companies or funds, although investments in Adviser-managed investment vehicles will be greatly limited or prohibited due to Investment Company Act requirements. The Fund may make investments through wholly-owned subsidiaries (a “Subsidiary” or the “Subsidiaries”).

Such Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Subsidiaries. A discussion of the potential risks inherent in these investments can be found under “Transactions with Affiliates.”

The Fund is expected to hold liquid assets to the extent required for purposes of liquidity management and compliance with the Investment Company Act. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in cash or cash equivalents for extended periods of time. To the extent permitted by the Investment Company Act, the Fund may borrow for investment purposes. See “INVESTMENT POLICIES.”

Risk Factors

Investing in the Fund involves risks, including the risk that shareholders may receive little or no return on their investment or that shareholders may lose part or all of their investment. For a more complete discussion of the risks of investing in the Fund, see “Risks” and “LIMITS OF RISKS DISCLOSURE.” Shareholders should consider carefully the following principal risks before investing in the Fund. Below is a summary of the principal risks of investing in the Fund:

•   Common Shares will not be listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop.

•   Although the Fund intends to offer a limited degree of liquidity by conducting semi-annual repurchase offers and discretionary repurchase offers, a Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. There is no guarantee that an investor will be able to sell all of the Common Shares that the investor desires to sell. Furthermore, discretionary repurchases are made at the discretion of the Board and therefore, may not occur. The Fund should therefore be considered an illiquid investment. See — “Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares;”

•   The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Although a return of capital will generally not be taxable to a shareholder, it would reduce the shareholder’s cost basis in the Common Shares and may result in higher capital gains taxes, or a lower capital loss, when Common Shares are sold. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. See “DIVIDENDS AND DISTRIBUTIONS.”

•   The Fund is a diversified, closed-end investment company with a limited operating history and is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objectives and that the value of Shares could decline. During the fiscal year ended March 31, 2024, the Fund’s diversification status under the Investment Company Act automatically converted from non-diversified to diversified status because the Fund operated as a diversified fund for a period of three years. See “Principal Risks Related to the Fund’s Structure.”

•   The Fund is the first registered investment company that the Adviser (as defined below”) has managed. As a result, it is its first time addressing certain operational and compliance requirements of the Investment Company Act. See “Risks — Adviser.”

•   The Fund’s performance depends upon the Adviser’s ability to select Fund Investments and effectively allocate the Fund’s assets among them. Moreover, the Adviser, and therefore the Fund, relies on the Investment Consultant (as defined below) to source, evaluate and recommend potential investments for the consideration of the Adviser. To the extent that the Investment Consultant is unable to identify suitable investments or recommends investments that are not as successful as expected, the Adviser’s ability to effectively allocate the Fund’s assets could be impacted. See–“Reliance on the Adviser and Reliance on the Investment Consultant.”

•   The Fund may borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing with the Fund. See “INVESTMENT POLICIES — Borrowing by the Fund.”

•   The Fund operates in a highly competitive market for investment opportunities and such competition may result in less favorable investment terms than would otherwise be the case. See — “Competition for Investment Opportunities.”

•   There are a number of potential conflicts of interest that could impact the Fund’s investment returns. See “Conflicts of Interest.”

•   To continue to qualify for the special tax treatment accorded to a regulated investment company (a “RIC”) and its shareholders under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must meet certain source-of-income, asset-diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status. See “DIVIDENDS AND DISTRIBUTIONS.”

•   The Fund may be materially affected by general economic and market conditions, including interest rates, inflation rates, economic uncertainty, availability of credit, financial market volatility, changes in laws and national and international political circumstances. See — “General Economic and Market Conditions.”

•   Portfolio Companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. Further, Portfolio Companies that are in a state of distress or which have a poor record, and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such Portfolio Companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such Portfolio Companies. See “Nature of Portfolio Companies.”

•   There are inherent risks in investing in private equity companies, which are vehicles whose principal business is to invest in and lend capital to privately-held companies. Generally, little public information exists for private and thinly traded companies, and there is a risk that private equity investors, like the Fund, may not be able to make a fully informed investment decision. See “Private Equity Risk.”

•   Typically, private credit investments are in restricted securities that are not traded in public markets and subject to substantial holding periods, so that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. Further, investments in private securities are illiquid, can be subject to various restrictions on resale, and there can be no assurance that the Fund will be able to realize the value of such investments in a timely manner. See “Private Credit Risk.”

•   Semi-liquid investments do not offer investors full liquidity (i.e., such investments typically only offer monthly or quarterly liquidity).

•   There can be no assurance that the Fund will be given Direct Investment opportunities, or that any Direct Investment offered to the Fund would be appropriate or attractive to the Fund. The level of due diligence on Direct Investments may be limited and there may be limited opportunities to negotiate the terms of such investments. See “Direct Investments Risk.”

•   Performance of the Fund’s secondary investments will depend in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain secondary investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a portfolio company interest as a secondary investment, the Fund will generally not have the ability to modify or amend such portfolio company’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments. See “General Risks of Secondary Investments.”

•   The commitment to invest in newly-created private equity funds, private credit funds, or other private funds, exposes the Fund to the risk of investing in funds with limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability to evaluate past performance or to validate the investment strategies will be limited. See “Primary Fund Commitments Risk.”

•   Investments in liquid credit instruments are subject to the risks associated with investments in high-yield credit. High-yield/high risk bonds, or “junk” bonds, are bonds rated below investment-grade by the primary rating agencies or are unrated bonds of similar quality. The value of lower quality bonds generally is more dependent on credit risk than investment-grade bonds and issuers of high-yield/high risk bonds may not be as strong financially as those issuing bonds with higher credit ratings. In addition, the junk bond market can experience sudden and sharp price swings. Further, secondary markets for high-yield securities are less liquid than the market for investment-grade securities. See “Liquid Credit Instruments Risk.”

•   A large percentage of the securities in which the Fund invest will not have a readily ascertainable market price and will be fair valued. Therefore, it may be more difficult to value the securities because valuation may require more research, and elements of judgment may play a larger role in the valuation because there is less reliable, objective data available. See “Liquid Credit Instruments Risk and Valuation Risk.”

•   Listed private equity occupies a small portion of the public equity universe, including only a few professional investors who focus on and actively trade such vehicles. As a result, relatively little market research is performed on listed private equity companies, only limited public data may be available regarding these vehicles and their underlying investments, and market pricing may significantly deviate from published net asset value. This can result in market inefficiencies and may offer opportunities to specialists that can value the underlying private equity investments. See “Listed Private Equity Risk.”

•   The Fund may invest in long positions in ETFs. Through its positions in ETFs, the Fund will be subject to the risks associated with such vehicles’ investments, including the possibility that the value of the securities or instruments held by an ETF could decrease (or increase), and will bear its proportionate share of the ETF’s fees and expenses. In addition, certain of the ETFs may hold common portfolio positions, thereby reducing any diversification benefits. See “Exchange-Traded Funds Risk.”

•   Although money market funds may seek to preserve the value of shareholders’ investment at $1.00 per share, the NAVs of such money market fund shares can fall, and in infrequent cases in the past have fallen, below $1.00 per share, potentially causing shareholders who redeem their shares at such NAVs to lose money from their original investment. See “Money Market Funds Risk.”

•   Treasuries are backed by the “full faith and credit” of the U.S. government. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury obligations to decline. See “Short Term Treasuries Risk.”

Management

The Fund’s Board of Trustees (the “Board”) has overall responsibility for the management and supervision of the business operations of the Fund. See “MANAGEMENT OF THE FUND — The Board of Trustees.” To the extent permitted by applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board or the Adviser

The Adviser and Investment Consultant

Pursuant to an investment management agreement (the “Investment Management Agreement”), Bow River Advisers, LLC, an investment adviser that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser (the “Adviser”). The Adviser was organized as a limited liability company under the Laws of the State of Delaware on January 25, 2023. Prior to the close of business on March 31, 2023, Bow River Asset Management, LLC served as the Fund’s investment manager. Bow River Asset Management, LLC owns a majority, controlling interest in the Adviser and effective December 29, 2023, New York Life Investment Management Holdings LLC owns a minority but controlling (as defined by the Investment Company Act) stake in the Adviser.

Pursuant to an investment consultant agreement (the “Investment Consultant Agreement”), Aksia CA LLC (f/k/a Aksia TorreyCove Partners, LLC), an investment adviser that is registered under the Advisers Act, serves as the investment consultant to the Adviser with respect to the Fund (the “Investment Consultant”).

Fund Administration

The Fund has retained UMB Fund Services, Inc. (the “Administrator”) to provide it with certain administrative services. The Fund compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses. See “Fees and Expenses” below.

Fees and Expenses

The Fund bears directly certain ongoing offering costs associated with any periodic offers of Shares, which will be expensed as they are incurred. The payment of offering expenses and distribution by the Fund are indirectly borne by investors in common shares and payment of those offering expenses and distribution will immediately reduce the net asset value of each share of common stock purchased. Offering costs cannot be deducted by the Fund or Common Shareholders.

On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its offering expenses). A more detailed discussion of the Fund’s expenses can be found under “FUND EXPENSES.”

Investment Management Fee.    The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory services provided by the Adviser to the Fund. The Fund pays the Adviser a monthly Investment Management Fee equal to 1.75% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Common Shareholders. The Adviser pays the Investment Consultant a monthly fee of 0.375% (on an annualized basis) of the Fund’s average daily Managed Assets, in consideration of the services provided by the Investment Consultant to the Adviser with respect to the Fund. The Adviser is responsible for paying the Investment Consultant from its Investment Management Fee. See “MANAGEMENT OF THE FUND.”

Administration Fee.    The Administrator provides the Fund certain administration and accounting services. In consideration for these services, the Administrator earns and is paid monthly in an amount equal to at least 1/12th of the applicable annual fee calculated based upon the average net asset value of the Fund, subject to a total minimum annual fee of $87,586 (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses and pays the Administrator a fee for transfer agency and custodian services. See “ADMINISTRATION.”

The Fund has received exemptive relief from the SEC that allows the Fund, subject to certain conditions, to adopt a Distribution and Service Plan with respect to Class II Shares in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class II Shares (the “Distribution and Servicing Fee”) to the Fund’s Distributor or other qualified recipients under the Distribution and Service Plan. The Distribution and Servicing Fee will be paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. For purposes of determining the Distribution and Servicing Fee only, the value of the Fund’s assets will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Class I Shares is not subject to the Distribution and Servicing Fee. See “DISTRIBUTION AND SERVICE PLAN.”

Distributions

Because the Fund has elected to be treated as a RIC under the Code, the Fund intends to meet the RIC requirement that it distribute at least 90% of its net taxable income and 90% of its net tax-exempt interest income, if any, to its Common Shareholders each year. Nevertheless, there can be no assurance that the Fund will pay distributions to Common Shareholders at any particular rate. Each year, a statement on Internal Revenue Service (“IRS”) Form 1099-DIV identifying the amount and character of the Fund’s distributions will be mailed to Common Shareholders. See “Taxes” below.

Eligible Investors

Each prospective investor in the Fund will be required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”). The criteria for qualifying as an “accredited investor” are set forth in the subscription documents that must be completed by each prospective investor.

In addition, Shares are generally being offered only to investors that are either (i) U.S. persons for U.S. federal income tax purposes or (ii) non-U.S. persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions.

Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor. Existing Common Shareholders who request to purchase additional Shares will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

To the extent the Fund identifies any Common Shareholder holding Shares that was not an Eligible Investor at the time of acquiring such Shares, the Fund reserves the right to (i) cause a mandatory repurchase of all or some of the Shares of such Common Shareholder, or any person acquiring Shares from or through such Common Shareholder, (ii) retain any unrealized gains or profits associated with Shares held by such Common Shareholder and/or (iii) take any other action the Board determines to be appropriate in light of the circumstances.

Purchasing Shares

The minimum initial investment in the Fund for Class I Shares is $250,000, and the minimum initial investment for Class II Shares is $50,000, except for additional purchases pursuant to the dividend reinvestment plan. However, the Fund reserves the right, in its sole discretion, to waive the minimum initial investment amounts for investments by current or retired officers and trustees of the Fund and other funds managed by the Adviser, as well as their family members; current or retired officers, directors and employees of the Adviser and certain participating affiliated companies of the Adviser; the immediate family members of any such officer, trustee or employee (including parents, spouses, children, fathers/mothers-in-law, daughters/sons-in-law, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the minimum initial investment amounts may be reduced in the discretion of the Adviser based on consideration of various factors, including the investor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time. The Fund, in the sole discretion of the Adviser, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as denominations are not less than $50,000 and incremental contributions are not less than $25,000.

The Fund’s Shares are generally offered for purchase once per month at the NAV per Share as of the last business day of such month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.

A prospective investor must submit a completed subscription document to UMB Fund Services, Inc., the Fund’s transfer agent (the “Transfer Agent”) at least five business days prior to the last day of each calendar month, as set forth in the Fund’s subscription document and notified to prospective investors. Subscriptions are generally also subject to the receipt of cleared funds on or prior to the last day of each calendar month (the “Acceptance Date”). Any amounts received from prospective investors by the Transfer Agent in advance of the initial or subsequent purchases are placed in a non-interest bearing account with the Transfer Agent prior to their investment in the Fund. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of shares would be unlawful). Unless otherwise required by law, any amount received in advance of purchase ultimately rejected by the Fund will be returned to the prospective investor. Additional information regarding the subscription process is set forth under “PURCHASING SHARES.”

Use of Proceeds

Under normal circumstances, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment objective as soon as practicable. It is anticipated that proceeds from the sale of Shares will be invested in appropriate investment opportunities within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months.

Delays in investing the Fund’s assets may occur for a variety of reasons and a portion of the amount of proceeds of the offering of Shares or any other available funds may be invested in short-term debt securities or money market funds pending investment pursuant to the Fund’s investment objective and strategies. Furthermore, subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquid assets. See “USE OF PROCEEDS.”

Dividend Reinvestment Plan

The Fund has adopted an “opt out” dividend reinvestment plan (the “DRIP”). Investors that wish to participate in the DRIP will not be required to take any action. Under the DRIP, a participating investor’s distribution amount will purchase Shares at the net asset value of the Fund. Investors that wish instead to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s subscription agreement or by notifying the Administrator in writing at Bow River Capital Evergreen Fund, c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212. Such written notice must be received by the Administrator 60 days prior to the record date of the distribution or the Common Shareholder will receive such distribution in shares through the DRIP.

Repurchases of Shares

The Fund is not a liquid investment. No Common Shareholder will have the right to require the Fund to repurchase its Shares.

The Fund has elected to implement a hybrid repurchase mechanism, where under normal circumstances, the Fund provides a limited degree of liquidity to Common Shareholders by conducting semi-annual repurchase offers pursuant to Rule 23c-3 of the Investment Company Act, as well as discretionary repurchase offers. While the Board may consider the recommendation of the Adviser, discretionary repurchase offers will be made at the sole discretion of the Fund’s Board. As a result, discretionary repurchases may be offered at any amount, as determined by the Board, or not at all.

The Fund has adopted a fundamental policy to conduct semi-annual repurchase offers (each, a “Required Repurchase”). In each Required Repurchase offer, the Fund may offer to repurchase its Shares at their NAV as determined every six months, as applicable (each, a “Repurchase Pricing Date”). Each Required Repurchase offer will be for no less than 5% of the Fund’s Shares outstanding, but if the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Common Shareholders will have their Shares repurchased on a pro rata basis, and tendering Common Shareholders will not have all of their tendered Shares repurchased by the Fund. Common Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately fourteen (14) days prior to the Repurchase Pricing Date.

The Adviser also anticipates recommending to the Board that, under normal market circumstances, the Fund conduct periodic repurchase offers of no more than 5% of the Fund’s net assets generally for each calendar quarter following a Required Repurchase (each, a “Discretionary Repurchase”). In determining whether the Fund should offer a Discretionary Repurchase, the Board may consider the recommendation of the Adviser as well as a variety of other operational, business and economic factors. While it is anticipated that each Discretionary Repurchase will be offered for each calendar quarter following a Required Repurchase (i.e., twice per year), any Discretionary Repurchase of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion. As a result, Discretionary Repurchases may be offered at any amount, as determined by the Board, or not at all. The Fund may also elect to repurchase less than the full amount that a Common Shareholder requests to be repurchased. In addition, the Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares. See “REPURCHASES OF SHARES.”

A Common Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 for Class II Shares and $100,000 for Class I Shares. Such minimum ownership requirement may be waived by the Board, in its sole discretion. Subject to certain requirements under the Investment Company Act and Rule 23c-3 thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Common Shareholder so that the required capital balance is maintained.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Common Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Common Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Common Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Common Shareholder. See “REPURCHASES OF SHARES.”

Transfer Restrictions

A Common Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Common Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances). Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “ELIGIBLE INVESTORS.” Such notice of a proposed transfer of Shares must also be accompanied by properly completed subscription documents in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Common Shareholder requesting the transfer to obtain, at the Common Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

Each transferring Common Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “TRANSFERS OF SHARES.”

Taxes

The Fund has elected to be treated as a RIC for U.S. federal income tax purposes, and it intends to maintain its RIC status each year. As a RIC, the Fund generally will not be subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year. It is anticipated that the Fund will principally recognize dividends and long-term capital gains and, therefore, distributions paid to the Common Shareholders that are attributable to such income will, in large part, be taxable to Common Shareholders who are individuals at the reduced rates of U.S. federal income tax that are applicable for “qualified dividends” and long-term capital gains.

For a discussion of certain tax risks and considerations relating to an investment in the Fund see “Tax Reports” below and “CERTAIN TAX CONSIDERATIONS.”

Tax Reports

Prospective investors should consult their own tax advisers with respect to the specific U.S. federal, state, local, U.S. and non-U.S. tax consequences, including applicable tax reporting requirements.

The Fund will distribute to its Common Shareholders, after the end of each calendar year, IRS Forms 1099-DIV setting forth the amounts includible in such Common Shareholders’ taxable income for such year as ordinary income, qualified dividend income and long-term capital gains. Dividends and other taxable distributions are taxable to the Fund’s Common Shareholders even if they are reinvested in additional Shares pursuant to the DRIP. See “DIVIDENDS AND DISTRIBUTIONS.”

Reports to Common Shareholders

Common Shareholders will receive an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Common Shareholders also will be sent reports regarding the Fund’s operations each quarter. See “REPORTS TO COMMON SHAREHOLDERS.”

Fiscal and Tax Year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.
Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Agreement and Declaration of Trust.

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Common Shareholders can expect to bear directly or indirectly.
SHAREHOLDER FEES	Class I Shares	Class II Shares
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(1)	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to common shares)
Investment Management Fee(2)	1.75%	1.75%
Distribution and/or Shareholder Servicing Fees(3)	0.00%	0.25%
Other Expenses(4)	0.38%	0.38%
Acquired Fund Fees and Expenses(5)	0.88%	0.88%
Total Annual Expenses(6)	3.01%	3.26%

____________

(1)      A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Common Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of a Common Shareholder’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by a Common Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Common Shareholder. See “REPURCHASES OF SHARES.”

(2)      The Investment Management Fee is equal to 1.75% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). Additionally, in calculating Managed Assets, (i) any derivatives in which the Fund invests will be valued at market value and (ii) any leverage utilized by the Fund will result in an increase in such fee (as a percentage of net assets attributable to Shares). The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Common Shareholders. See “MANAGEMENT OF THE FUND” for additional information.

(3)      The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class II Shares. The Fund may charge a distribution and/or shareholder servicing fee up to a maximum of 0.25% per year on Class II Shares on an annualized basis of the aggregate net assets of the Fund attributable to such class. The Fund may use these fees, in respect to Class II Shares, to compensate financial intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class II Shares of the Fund. See “DISTRIBUTION AND SERVICE PLAN.”

(4)      Other Expenses are estimated for the Fund’s current fiscal year and includes an estimated 0.02% in fees the Fund expects to incur in connection with the credit facility that it expects to enter into.

(5)      Common Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 0.50% to 2.25% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically range from 10 – 20% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.

(6)      Total Annual Fund Operating Expenses shown in this table may differ from the ratio of gross expenses included in the financial highlights of the shareholder reports, because the amounts presented in this table estimate the amounts the Fund expects to pay during the upcoming fiscal year, and shareholder reports include only direct expenses and do not include indirect expenses such as Acquired Fund Fees and Expenses.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Common Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, includes, among other things, professional fees and other expenses that the Fund will bear ongoing offering costs and fees and expenses of the Administrator, Transfer Agent and Custodian. For a more complete description of the various fees and expenses of the Fund, see “MANAGEMENT OF THE FUND,” “ADMINISTRATION,” “CUSTODIAN,” “FUND EXPENSES,” “REPURCHASES OF SHARES” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE

Class I Shares
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$30	$93	$158	$333

Class II Shares
You Would Pay the Following Expenses Based on the Imposition of a 0.25% Distribution and/or Shareholder Servicing Fee and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$33	$100	$170	$356

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the Fund’s financial performance for the periods shown. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions).

The Fund’s annual financial statements and financial highlights as of and for the fiscal year ended March 31, 2024 which have been audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm, are included in the Fund’s annual report for the fiscal year ended March 31, 2024 (the “Annual Report”), and are incorporated by reference into this Prospectus. No other parts of the Annual Report are incorporated by reference herein. You may obtain the Annual Report free of charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (888) 330-3350. The information included below should be read in conjunction with those financial statements and the notes thereto.

Bow River Capital Evergreen Fund

FINANCIAL HIGHLIGHTS
CLASS I SHARES

Per share operating performance.
For a capital share outstanding throughout each period.

	For the year ended March 31, 2024(1)	For the year ended March 31, 2023(1)	For the year ended March 31, 2022(1)	For the period ended March 31, 2021(1),(2)
Net Asset Value, beginning of period	$40.34	$40.23	$33.42	$30.86
Income from Investment Operations:
Net investment loss[3]	(0.17)	(0.52)	(0.63)	(0.13)
Net realized and unrealized gain on investments	5.31	1.76	7.71	2.69
Total from investment operations	5.14	1.24	7.08	2.56

Distributions to investors:
From net realized gain	(0.70)	(1.14)	(0.27)	—
Total distributions to investors	(0.70)	(1.14)	(0.27)	—
Redemption Fees(3):	0.00[4]	0.01	—	—
Net Asset Value, end of period	$44.78	$40.34	$40.23	$33.42

Total Return(5)	12.77%	3.17%	21.23%	8.30	%(6)

Ratios and Supplemental Data:
Net Assets, end of period (in thousands)	$462,506	$315,333	$214,878	$95,904

Net investment loss(7)	(0.40)%	(1.31)%	(1.73)%	(1.71	)%(8)

Gross expenses inclusive of interest expense(7),(9)	2.13%	2.20%	2.42%	3.06	%(10)
Net expenses inclusive of interest expense(7),(11)	2.22%	2.27%	2.26%	2.25	%(8)

Gross expenses exclusive of interest expense(7),(9)	2.11%	2.18%	2.41%	3.06	%(10)
Net expenses exclusive of interest expense(7),(11)	2.20%	2.25%	2.25%	2.25	%(8)

Portfolio Turnover Rate	15%	13%	19%	21	%(6)
Borrowings – Revolving Credit Facility	$—	$—	$—	$—
Assets Coverage per $1,000 of Borrowings(12)	—	—	—	—

Revolving Credit Facility	Not Applicable	Not Applicable	Not Applicable	Not Applicable

____________

(1)      Includes adjustments in accordance with accounting principles generally accepted in the United States of America, and consequently, the net asset value for financial reporting purposes and returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(2)      Reflects operations for the period January 1, 2021 (commencement of operations) through March 31, 2021. Prior to the commencement of operations date, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration.

(3)      Per share data is computed using the average shares method.

(4)      Redemption fees consisted of per share amounts of less than $0.01.

(5)      Total returns are a measure of the change in value of an investment in the Fund over the period covered, which assumes any dividends and capital gain distributions are reinvested in shares of the Fund. Returns shown do not include payment of a 2.00% early repurchase fee for shares redeemed within 365 days of purchase. If the early repurchase fee was included, total returns would have been lower. Returns would have been lower if certain expenses had not been waived or reimbursed by the Adviser.

(6)      Not annualized for periods less than one year.

(7)      The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests, including management and performance fees. As of March 31, 2024, the Fund’s underlying investment companies included a range of management fees from 0.50% to 2.25% (unaudited) and performance fees from 10% to 20% (unaudited).

(8)      Annualized.

(9)      Represents the ratio of expenses to average net assets absent of fee waivers, expense reimbursements, and/or expense recoupments.

(10)    Annualized, with the exception of non-recurring organizational costs.

(11)    Represents the ratio of expenses to average net assets inclusive of fee waivers, expense reimbursements, and/or expense recoupments by Bow River Advisers, LLC (the “Adviser”).

(12)    Calculated by subtracting the Fund’s total liabilities (excluding the debt balance) from the Fund’s total assets and dividing by the outstanding debt balance.

Bow River Capital Evergreen Fund

FINANCIAL HIGHLIGHTS
CLASS II SHARES

Per share operating performance.
For a capital share outstanding throughout each period.

	For the year ended March 31, 2024(1)	For the year ended March 31, 2023(1)	For the period ended March 31, 2022(1),(2)
Net Asset Value, beginning of period	$40.21	$40.20	$38.33
Income from Investment Operations:
Net investment loss(3)	(0.27)	(0.62)	(0.14)
Net realized and unrealized gain on investments	5.29	1.76	2.01
Total from investment operations	5.02	1.14	1.87

Distributions to investors:
From net realized gain	(0.70)	(1.14)	—
Total distributions to investors	(0.70)	(1.14)	—
Redemption Fees(3):	0.00[4]	0.01	—
Net Asset Value, end of period	$44.53	$40.21	$40.20

Total Return(5)	12.51%	2.92%	4.88	%(6)

Ratios and Supplemental Data:
Net Assets, end of period (in thousands)	$29,737	$24,287	$6,409

Net investment loss(7),(8)	(0.65)%	(1.56)%	(1.71)%

Gross expenses inclusive of interest expense(7),(9)	2.38%	2.45%	2.67	%(8)
Net expenses inclusive of interest expense(7),(10)	2.47%	2.52%	2.51	%(8)

Gross expenses exclusive of interest expense(7),(9)	2.36%	2.43%	2.66	%(8)
Net expenses exclusive of interest expense(7),(10)	2.45%	2.50%	2.50	%(8)

Portfolio Turnover Rate	15%	13%	19	%(11)
Borrowings – Revolving Credit Facility	$—	$—	$—
Assets Coverage per $1,000 of Borrowings(12)	—	—	—
Revolving Credit Facility	Not Applicable	Not Applicable	Not Applicable

____________

(1)      Includes adjustments in accordance with accounting principles generally accepted in the United States of America, and consequently, the net asset value for financial reporting purposes and returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(2)      Reflects operations for the period January 3, 2022 (commencement of operations) through March 31, 2022.

(3)      Per share data is computed using the average shares method.

(4)      Redemption fees consisted of per share amounts of less than $0.01.

(5)      Total returns are a measure of the change in value of an investment in the Fund over the period covered, which assumes any dividends and capital gain distributions are reinvested in shares of the Fund. Returns shown do not include payment of a 2.00% early repurchase fee for shares redeemed within 365 days of purchase. If the early repurchase fee was included, total returns would have been lower. Returns would have been lower if certain expenses had not been waived or reimbursed by the Adviser.

(6)      Not annualized for periods less than one year.

(7)      The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests, including management and performance fees. As of March 31, 2024, the Fund’s underlying investment companies included a range of management fees from 0.50% to 2.25% (unaudited) and performance fees from 10% to 20% (unaudited).

(8)      Annualized.

(9)      Represents the ratio of expenses to average net assets absent of fee waivers, expense reimbursements, and/or expense recoupments.

(10)    Represents the ratio of expenses to average net assets inclusive of fee waivers, expense reimbursements, and/or expense recoupments by the Adviser.

(11)    The portfolio turnover rate is calculated at the Fund level. The percentage listed was calculated for the year ended March 31, 2022.

(12)    Calculated by subtracting the Fund’s total liabilities (excluding the debt balance) from the Fund’s total assets and dividing by the outstanding debt balance.

USE OF PROCEEDS

Under normal circumstances, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment objective as soon as practicable. It is anticipated that proceeds from the sale of Shares will be invested in appropriate investment opportunities within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months. See “PURCHASING SHARES — Purchase Terms.”

“Portfolio Funds” are closed-end private funds, while “Portfolio Companies” are companies, ventures and businesses.

Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser or Investment Consultant may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for the Portfolio Fund Managers to invest the amounts committed by the Fund.

A portion of the amount of proceeds of the offering of Shares or any other available funds may be invested in short-term debt securities or money market funds pending investment pursuant to the Fund’s investment objective and strategies. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquid assets. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies. Furthermore, the Fund may finance its cash distributions to Common Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including Fund Investments), non-capital gains proceeds from the sale of assets (including Fund Investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Companies and expense reimbursements from the Adviser.

INVESTMENT OBJECTIVE AND STRATEGIES

Investment Objective

The Fund’s investment objective is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential.

The Fund may borrow as market conditions permit and at the discretion of the Adviser in order to seek enhancement of the Fund’s returns. See “INVESTMENT POLICIES — Borrowing by the Fund” for a discussion of the risks inherent in borrowing.

The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The Fund’s fundamental policies, which are listed in the SAI, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund.

Investment Strategies

Private assets refer to investments that are privately negotiated by professional asset managers into the equity or debt of a company. These investments can follow a variety of strategies including, without limitation, equity investments in which a mature company is acquired from current shareholders (“Buyouts”), equity investments in early stage or other high growth potential companies (“Venture/Growth Equity”), and investments in the debt of performing companies or companies in need of restructuring.

Equity investments in which a mature company is acquired from current shareholders are classified as Buyouts. Buyout investments may focus on small-, mid- or large-capitalization companies, and such investments collectively represent a majority of the capital deployed in the overall private equity market. The use of debt financings, or leverage, is prevalent in Buyout transactions — particularly in the large-cap segment.

Investments in new and emerging companies are usually classified as venture capital. Such investments are often in technology, healthcare, or other industries commonly viewed as having high growth potential. Companies financed by venture capital are generally not cash flow positive at the time of investment and may require several rounds of financing before the company can be sold privately or taken public. Venture capital investors may finance companies along the full path of development or focus on certain sub-stages (usually classified as seed, early, and late stage) and often do so in partnership with other investors. Growth equity investors target companies that require additional capital to expand their businesses but are typically more mature than the recipients of traditional venture capital. Such companies might be in a high growth phase but have largely mitigated the basic technology risk in their business plan. Many venture capitalists will consider a later stage investment in previously venture-backed companies to be a growth investment.

The Fund may gain access to private assets through a number of different approaches including (i) direct investments (i.e., positions in the equity or debt of operating companies) (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”); (ii) secondary purchases (i.e. purchases of existing interests that are acquired on the secondary market) of closed-end private funds (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”); (iii) primary fund commitments (i.e., commitments to new private equity, private credit, or other private funds) (“Primary Fund Commitments”); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e., strategies with a higher liquidity profile than Direct Investments or investments in funds, including listed private equity and exchange-traded funds (“ETFs”)); and (vi) short-term investments, including money market funds and short term treasuries (together, “Short-term Investments”). The Fund may gain such exposure through a direct investment in the targeted investment entity or indirectly through pooled vehicles or special purpose vehicles managed by the Adviser, any of its affiliates or third parties, although investments in Adviser-managed investment vehicles will be greatly limited or prohibited due to Investment Company Act requirements. The Fund may make investments through wholly-owned subsidiaries. Such subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any subsidiaries.

Direct Investments are positions in the equity or debt of operating companies. In a Direct Equity Investment, the Fund invests in a privately negotiated stake in the equity of an operating company. Depending upon the stage of the operating company, these could follow the Buyout or Venture/Growth Equity strategy. Direct Equity Investments may also encompass, without limitation, privately negotiated transactions with a listed operating company or acquisition company, or investments structured as debt but with significant equity-like characteristics. In a Direct Credit Investment, the Fund invests in debt (including, without limitation, senior, subordinated, second lien, mezzanine or bonds) of an operating company or asset pool.

Private asset funds are commingled, professionally-managed investment vehicles that generally acquire diversified portfolios of private assets within a defined strategy. Investors have traditionally gained access to private investments through commitments to closed-ended, blind pool funds with a typical defined life of ten to twelve years. Investors in a private asset fund must maintain reserves of cash to finance such private asset fund’s capital calls for acquisitions, expenses and other obligations during the first three to five years of the private asset fund’s life; cash is returned by a private asset fund to its investors over the life of such private asset fund as investments are liquidated.

While the Fund may make primary fund investments in new private asset funds during their fundraising phase, the presence of uncalled commitments (i.e., commitments to a private fund that have not yet been called by the private fund manager) may require significant cash holdings or lines of credit that may impact the return or risk of the Fund.

In secondary investments, the Fund purchases stakes in seasoned private asset funds or other private assets. Such mature investments may return cash more quickly than primary fund investments and also avoid substantial uncalled commitments. Both characteristics can be attractive given the structure of the Fund.

Primary Fund Commitments are commitments to new private equity, private credit, or other private funds.

Listed private equity investments gain access to underlying private assets through investments in listed entities that invest in private transactions or private funds or that earn fees and/or carried interest from such assets. Historically, the prices of listed private equity investments have been sensitive to economic conditions and, at certain times, could be purchased at discounts relative to similar assets in private transactions.

The Fund may also invest in long positions in ETFs, which are typically open-end investment companies which may either seek to track the performance of a specific index or be actively managed. ETFs are bought and sold on a securities exchange at market prices that may vary from the net asset value of their underlying investments.

The Fund’s investment objective is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential.

The Fund seeks to achieve its objective by investing the majority of its assets in Direct Equity and Credit Investments, secondary investments and Primary Fund Commitments. The Fund seeks to provide exposure to a broad set of managers, strategies and transaction types across multiple sectors, geographies and vintage years.

The Fund may, directly or indirectly, make investments outside of the United States, including in emerging markets. The Fund’s non-U.S. investments are expected to reside primarily in Europe and Asia and, to a lesser extent in Latin America and the Middle East. Emerging market countries are those countries included in the MSCI Emerging Markets Index. It is expected that no more than 25% of the Fund’s portfolio will be comprised of non-U.S. investments.

The Fund’s investment and strategies involve exposure to foreign currencies. The Fund may seek to hedge all or a portion of the Fund’s foreign currency risk, including through the use of forward currency contracts. Depending on market conditions and the views of the Adviser, the Fund may or may not hedge all or a portion of its currency exposures. The Fund expects to be considered a “limited derivatives user” on an ongoing basis.

No guarantee or representation is made that the investment program of the Fund will be successful, that the various Fund Investments selected will produce positive returns, or that the Fund will achieve its investment objective.

INVESTMENT PROCESS

The Adviser follows a structured process to source, evaluate, select and monitor investments for the Fund. The due diligence process is multi-tiered and places significant emphasis on those elements of risk and financial analysis that distinguish private equity from more conventional asset classes. The due diligence approach seeks to ensure that important areas of analysis are reviewed and also provides the flexibility to discover new and/or unique areas of potential concern and opportunity.

In addition to quantitative data, the investment committee also focuses on qualitative factors. Assessing a fund sponsor’s (i.e., the entity responsible for managing the fund) investment team, due diligence skills, access to deal flow and ability to implement its investment strategy is as important to reaching an investment decision as the sponsor’s past performance. The investment process involves key inputs whereby the Adviser determines key target investment characteristics, focus areas of diligence, and drivers of long-term portfolio construction. The investment team seeks to source investments that meet portfolio targets, leverages their extensive research team to deliver detailed investment analysis, and provides key inputs to investment committee meetings. The Adviser utilizes this information in combination with the team’s control buyout expertise to make the final investment decision. While Aksia CA LLC (“Aksia CA” or “Investment Consultant”) may assist the Adviser in the diligence process, all investment decisions for the Fund are made exclusively by the Adviser. Moreover, Aksia CA is not involved in determining the amount of any commitment the Fund makes to an investment and is not involved in negotiating the terms of the investments on the Fund’s behalf.

There can be no assurance that pursuing the Fund’s process will be successful or not result in losses. This is a general description of the Adviser’s investment process and may be altered or abbreviated at the discretion of the Adviser. The level of review given any investment may vary depending on such factors as the size, amount and complexity of a particular deal.

INVESTMENT POLICIES

Portfolio and Liquidity Management

The Adviser intends to use a range of techniques to reduce the risk associated with the Fund’s investment strategy. These techniques may include, without limitation:

•        Investing broadly across funds, managers, strategies and transaction types across multiple sectors, geographies and vintage years.

•        Actively managing cash and liquid assets.

The Adviser intends to manage the Fund’s portfolio with a view towards managing its liquid assets, while maintaining a high investment level. Accordingly, the Adviser may make investments based, in part, on anticipated future distributions from Fund Investments. The Adviser also takes other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Shares by Common Shareholders and any distributions made to Common Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including quarterly financial statements, actual portfolio observations and qualitative forecasts by the Adviser’s and its affiliates’ investment professionals.

The Fund is expected to hold liquid assets to the extent required for purposes of liquidity management and compliance with the Investment Company Act. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in liquid assets for extended periods of time. To enhance the Fund’s ability to manage its liquid assets, particularly in times of possible net outflows through the tender of Shares by Common Shareholders, the Adviser may sell certain of the Fund’s assets on the Fund’s behalf.

There can be no assurance that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund found under “GENERAL RISKS,” “INVESTMENT RELATED RISKS,” and “LIMITS OF RISKS DISCLOSURE.”

Borrowing by the Fund

The Fund may borrow money to pay operating expenses, including, without limitation, investment management fees, or to purchase portfolio securities, to fund repurchase of Shares or to otherwise provide the Fund with liquidity. Such borrowing may be accomplished through credit facilities or derivative instruments. The use of borrowings for investment purposes involves a high degree of risk. Under the Investment Company Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the Investment Company Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The Investment Company Act also provides that the Fund may not declare distributions or purchase its Shares (including through repurchase offers) if, immediately after doing so, it will have an asset coverage of less than 300% or 200%, as applicable. The foregoing requirements do not apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the Investment Company Act. The Board may not modify the Fund’s fundamental policy on borrowings, however they may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Common Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. See “Risks Related to Fund Investments-Generally-Leverage Risk” for additional information.

Hedging Techniques

From time to time in its sole discretion, the Adviser may employ various hedging techniques in an attempt to reduce certain potential risks to which the Fund’s portfolio may be exposed. These hedging techniques may involve the use of derivative instruments, including swaps and other arrangements such as exchange-listed and over-the-counter put and call options, rate caps, floors and collars, and futures and forward contracts. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. The Fund may use currency forward contracts to seek to hedge currency risk associated with Fund Investments. There are certain risks associated with the use of such hedging techniques. See “RISKS.”

Temporary and Defensive Strategies

The Fund may, from time to time in its sole discretion, take temporary or defensive positions in cash, cash equivalents, other short-term securities or money market funds to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective. In addition, subject to applicable law, the Fund may, in the Adviser’s sole discretion, hold cash, cash equivalents, other short-term securities or investments in money market funds pending investment, in order to fund anticipated repurchases, expenses of the Fund or other operational needs, or otherwise in the sole discretion of the Adviser. See “USE OF PROCEEDS.”

RISKS

There can be no assurance that the investment objective of the Fund will be achieved or that the Fund’s portfolio design and risk monitoring strategies will be successful. The following are certain risk factors that relate to the operations and terms of the Fund. These considerations should be carefully evaluated before determining whether to invest in the Fund.

The Shares are speculative and illiquid securities involving substantial risk of loss, including a complete loss of investment. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and can assume the risks of an investment in the Fund.

Principal Risks Related to the Fund’s Principal Investments

Private Equity Risk.    There are inherent risks in investing in private equity companies, which are vehicles whose principal business is to invest in and lend capital to privately-held companies. Generally, little public information exists for private and thinly traded companies, and there is a risk that private equity investors, like the Fund, may not be able to make a fully informed investment decision.

Private Credit Risk.    Typically, private credit investments are in restricted securities that are not traded in public markets and subject to substantial holding periods, so that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. The Fund’s investments are also subject to the risks associated with investing in private securities. Investments in private securities are illiquid, can be subject to various restrictions on resale, and there can be no assurance that the Fund will be able to realize the value of such investments in a timely manner. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations.

Semi-Liquid Investment Risk.    Semi-liquid investments do not offer investors full liquidity (i.e., such investments typically only offer monthly or quarterly liquidity).

Direct Investments Risk.    The Fund may make direct investments on an opportunistic basis. There can be no assurance that the Fund will be given direct investment opportunities, or that any direct investment offered to the Fund would be appropriate or attractive to the Fund. Direct investments generally are more concentrated than investments in portfolio companies, which generally hold multiple portfolio companies. Due diligence will be conducted on direct investment opportunities; however, the Adviser or Investment Consultant may not have the ability to conduct the same level of due diligence applied to portfolio company investments. In addition, there may be limited opportunities to negotiate the terms of such direct investments. However, in instances where the terms of a direct investment are negotiable, such terms may be heavily negotiated and may incur additional transactional costs for the Fund. As is typical in such matters, the Adviser or Investment Consultant, as applicable, generally will rely on the portfolio company manager or sponsor offering such direct investment opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the direct investment.

Secondary Investments Risk.    The overall performance of the Fund’s secondary investments will depend in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain secondary investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a portfolio company interest as a secondary investment, the Fund will generally not have the ability to modify or amend such portfolio company’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments.

Primary Fund Commitments Risk.    The commitment to invest in newly-created private equity funds, private credit funds, or other private funds, exposes the Fund to the risk of investing in funds with limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability to evaluate past performance or to validate the investment strategies will be limited.

Liquid Credit Instruments Risk.    Investments in liquid credit instruments are subject to the risks associated with investments in high-yield credit. High-yield/high risk bonds, or “junk” bonds, are bonds rated below investment-grade by the primary rating agencies, such as Standard & Poor’s, Fitch and Moody’s, or are unrated bonds of similar quality. The value of lower quality bonds generally is more dependent on credit risk than investment-grade bonds. Issuers of high-yield/high risk bonds may not be as strong financially as those issuing bonds with higher credit ratings and are more vulnerable to real or perceived economic changes, political changes or adverse developments specific to the issuer. In addition, the junk bond market can experience sudden and sharp price swings. Further, secondary markets for high-yield securities are less liquid than the market for investment-grade securities. Therefore, it may be more difficult to value the securities because valuation may require more research, and elements of judgment may play a larger role in the valuation because there is less reliable, objective data available.

Listed Private Equity Risk.    Listed private equity companies are typically regulated vehicles listed on a public stock exchange that invest in private equity transactions or funds. Such vehicles may take the form of corporations, business development companies, unit trusts, publicly traded partnerships, or other structures, and may focus on mezzanine, infrastructure, buyout or venture capital investments. Listed private equity may also include investments in publicly listed companies in connection with a privately negotiated financing or an attempt to exercise significant influence on the subject of the investment. Listed private equity investments usually have an indefinite duration.

Listed private equity occupies a small portion of the public equity universe, including only a few professional investors who focus on and actively trade such vehicles. As a result, relatively little market research is performed on listed private equity companies, only limited public data may be available regarding these vehicles and their underlying investments, and market pricing may significantly deviate from published net asset value. This can result in market inefficiencies and may offer opportunities to specialists that can value the underlying private equity investments.

Listed private equity vehicles are typically liquid and capable of being traded daily, in contrast to direct investments and private equity funds, in which capital is subject to lengthy holding periods. Accordingly, listed private equity transactions are significantly easier to execute than other types of private equity investments, giving investors an opportunity to adjust the investment level of their portfolios more efficiently.

Exchange-Traded Funds Risk.    The Fund may invest in long positions in passive and/or actively managed ETFs. Through its positions in ETFs, the Fund will be subject to the risks associated with such vehicles’ investments, including the possibility that the value of the securities or instruments held by an ETF could decrease (or increase), and will bear its proportionate share of the ETF’s fees and expenses. In addition, certain of the ETFs may hold common portfolio positions, thereby reducing any diversification benefits. Because ETFs trade on national securities exchanges at market prices that may vary from NAV, there may be times when an ETF trades at a premium or discount to NAV and, as a result, the Fund may pay more or less than NAV when it buys ETF shares and may receive more or less than NAV when it sells those shares. Similarly, because the value of ETF shares depends on the demand in the market, the Fund may not be able to purchase or sell an ETF at the most optimal time, which could adversely affect the Fund’s performance.

Money Market Funds Risk.    An investment in a money market fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Certain money market funds seek to preserve the value of their shares at $1.00 per share, although there can be no assurance that they will do so, and it is possible to lose money by investing in such a money market fund. A major or unexpected increase in interest rates or a decline in the credit quality of an issuer or entity providing credit support, an inactive trading market for money market instruments, or adverse market, economic, industry, political, regulatory, geopolitical, and other conditions could cause the share price of such a money market fund to fall below $1.00. It is possible that such a money market fund will issue and redeem shares at $1.00 per share at times when the fair value of the money market fund’s portfolio per share is more or less than $1.00. Other money market funds price and transact at a “floating” NAV that will fluctuate along with changes in the market-based value of fund assets. Shares sold utilizing a floating NAV may be worth more or less than their original purchase price.

Short Term Treasuries Risk.    Treasuries are backed by the “full faith and credit” of the U.S. government. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury obligations to decline. The value of Treasuries generally moves inversely with movements in interest rates. The prices of longer maturity securities are generally subject to greater market fluctuations as a result of changes in interest rates. If the Fund is required to sell its Treasuries at a price lower than the price at which they were acquired, the Fund will experience a loss.

Principal Risks Related to the Fund’s Structure

Adviser.    The Fund is dependent upon the services and resources provided by the Adviser. The Adviser has not previously served as an investment adviser to a registered investment company and its effectiveness may be limited as a result. Furthermore, the Adviser will be addressing certain operational and compliance requirements of the Investment Company Act for the first time in connection with the commencement of operations of the Fund.

Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares.    The Fund has been organized as a diversified, closed-end management investment company and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Although the Fund will offer a limited degree of liquidity by conducting semi-annual repurchase offers and periodic repurchase offers made at the sole discretion of the Board, a Common Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. Furthermore, discretionary repurchases are made at the discretion of the Board and therefore, may not occur. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made semi-annually by the Fund, as well as periodically at the sole discretion of the Board. Shares are considerably less liquid than Shares of funds that trade on a stock exchange or Shares of open-end registered investment companies and are therefore, suitable only for investors who can bear the risks associated with illiquid shares and should be viewed as a long-term investment.

There will be a substantial period of time between the date as of which Common Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Common Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Common Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases.

Repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. See “REPURCHASES OF SHARES.” An investment in the Fund is suitable only for investors who can bear the risks associated with illiquid Shares and the underlying investments of the Fund. Also, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Common Shareholders unless called for under the provisions of the Investment Company Act.

Repurchases.    The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or on Common Shareholders not requesting that their Shares be repurchased. For example, it is possible that the Fund may receive securities from a Fund Investment that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind to the Fund’s Common Shareholders. In the event that the Fund makes such a distribution of securities, Common Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities. See “REPURCHASES OF SHARES.”

Dilution from Subsequent Offerings of Shares.    The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing Common Shareholders in the Fund Investments prior to such purchases, which could have an adverse impact on the existing Common Shareholders’ interests in the Fund if subsequent Fund Investments underperform the prior investments. Further, in certain cases Portfolio Fund Managers may structure performance-based compensation, with such compensation being paid only if gains exceed prior losses. The value attributable to the fact that no performance-based compensation is being paid to a Portfolio Fund Manager until its gains exceed prior losses is not taken into account when determining the NAV of the Fund. New purchases of Shares will dilute the benefit of such compensation structures to existing Common Shareholders.

Substantial Repurchases.    Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares. See “Risk Related to the Fund’s Structure — Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares.”

Principal Risks Related to the Fund’s Investment Program

General Investment Risks.    The types of investments that the Fund anticipates making involve a high degree of risk. There can be no assurance that the Fund will be adequately compensated for risks taken.

Investment Selections.    The Fund’s returns on its Fund Investments will depend on the Adviser’s ability to implement and manage the Fund’s investment program and related investments. In making its decisions, the Adviser may rely on information and data provided and prepared by third parties. Although the Adviser intends to evaluate the accuracy and importance of such information and data, it will not always be in a position to confirm the completeness, genuineness, or accuracy of such information and data. Risks related to the Adviser’s selection of investments may be particularly acute where the Fund’s principal investments are substantially illiquid and no secondary market exists through which the Adviser could seek loss mitigation by sale of the investment. The Board has delegated responsibility for the day-to-day valuation and pricing responsibility for the Fund to the Adviser (the “Valuation Designee”), subject to its oversight. As Valuation Designee, the Adviser will use valuation procedures that have been approved by the Board (“Valuation Procedures”). However, these procedures are subjective in nature, may not conform to any particular industry standards (if any such industry standards exist) and may not reflect actual values at which the investments are ultimately realized. See “CALCULATION OF NET ASSET VALUE; VALUATION.”

Competition for Investment Opportunities.    The business of identifying private equity opportunities is highly competitive and involves a high degree of uncertainty. There may be intense competition for investments of the type in which the Fund intends to invest, and such competition may result in less favorable investment terms than would otherwise be the case. Additional funds with similar investment objectives may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, which may also require the Fund to participate in competitive bidding situations, the outcome of which cannot be guaranteed, thus reducing the number of investment opportunities available to the Fund and adversely affecting the terms upon which investments can be made. Participation in competitive bidding situations will also increase the pressure on the Fund with respect to pricing of a transaction. Moreover, the Fund may incur bid, due diligence or other costs on investments which may not be successful. As a result, the Fund may not recover all of its costs, which would adversely affect returns.

Financial Model Risk.    The Adviser may employ financial and analytical models to aid in the selection of its investments. If any such models are employed, the success of the Fund’s investment activities will depend, in large part, upon the viability of these models. There can be no assurance that the models are currently viable, or will remain viable during the term of the Fund, due to various factors, including the quality of the data input into the models and the assumptions underlying such models, which to varying degrees involve the exercise of judgment. Even if the models function as anticipated, they cannot account for all factors that may influence the returns on the Fund’s investments. Also, there can be no assurance that the investment professionals utilizing the models will be able to determine that any model is or will become not viable, or not completely viable, or notice, predict or adequately react to any change in the viability of a model. The use of a model that is not viable or not materially viable could, at any time, have a material adverse effect on the performance of the Fund.

No Purchase Agreement and Limited Representations and Warranties/Release of Sellers.    Private equity investments will generally be acquired from unaffiliated parties. As a result, the terms of the purchase agreements are unknown at this time. In addition, the right to sue the sellers with respect to a breach of a representation or warranty may expire within a relatively short period of time after the close of escrow on the purchase of the Fund Investments. In certain cases, the Adviser may also agree to release the sellers from certain claims, costs and liabilities in the purchase agreements between the Fund and the sellers. As a result, if defects in a Fund Investment or other matters adversely affecting an investment are discovered, the Fund may not be able to pursue a claim for damages against the seller.

Financial Projections.    Financial information concerning Fund Investments and the terms on which they are made may only be available through certain sources. There may be no consistent means, however, of confirming the accuracy of such information. The inaccuracy of certain assumptions and general economic conditions, which are unpredictable, can have a materially adverse impact on the reliability of any financial projections. There can be no assurance that any financial projections can be accurately projected, and actual results may vary significantly from any such financial projections.

Minority Investments; Direct Investments with Third Parties.    The Fund may invest in minority positions of various companies, ventures and businesses (each, a “Portfolio Company and collectively, “Portfolio Companies”) alongside other investment funds. In such cases, the Fund will significantly rely on the existing management and co-investors, which may include representation of other financial investors with whom the Fund is not affiliated and whose interests may conflict with the interests of the Fund. Please see “General Risks of Direct Investments” for further detail.

Follow-On Investments.    Following the Fund’s initial and any follow-on investments in a Portfolio Company, the Fund may have opportunities to make additional subsequent investments in that Portfolio Company. The Fund may lack sufficient funds, or otherwise decide not, to make those investments. The failure to make subsequent investments could jeopardize the Portfolio Company’s viability and the Fund’s prior investments or may result in a missed opportunity for the Fund to increase its participation in a successful operation.

Limitations on Ability to Exit Investments.    At any particular time, Fund Investments may not have a readily available secondary market to exit positions, or timing with respect to these exit opportunities may be inopportune. As such, the ability to exit from and liquidate portfolio holdings may be constrained. The Fund may also make investments that may not be advantageously disposed of prior to the date that the Fund will be wound-up and dissolved, either by expiration of the Fund’s term or otherwise. The Fund may have to sell, distribute or otherwise dispose of investments at a disadvantageous time as a result of dissolution.

Limited Portfolio Diversification.    Although the Adviser intends to invest the Fund’s portfolio broadly, to the reasonable extent possible within the confines of the Fund’s investment strategy, the inability to achieve this objective could adversely affect the performance of the Fund. Furthermore, to the extent that the capital raised is less than the targeted amount, the Fund may make fewer Fund Investments and thus be less broadly invested.

Contingent Liabilities on Disposition of Investments.    In connection with the disposition of a Fund Investment, it may be required to make representations about the investment. The Fund may be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities for which the Adviser may establish reserves and escrows. In that regard, distributions may be delayed or withheld until such reserve is no longer needed or the escrow period expires.

General Economic and Market Conditions.    The success of the Fund’s investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by the Fund. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in losses.

The United Kingdom (“UK”) left the European Union (“EU”) on January 31, 2020, and a transition period during which the UK and EU negotiated terms of departure ended on December 31, 2020. The departure is commonly referred to as “Brexit”. The UK and EU reached an agreement, effective January 1, 2021, on the terms of their future trading relationship, which principally relates to the trading of goods. Further discussions are expected to be held between the UK and the EU in relation to matters not covered by the trade agreement, such as financial services. Brexit may have significant political and financial consequences for the Eurozone markets and broader global economy, including greater volatility in the global stock markets and illiquidity, fluctuations in currency and exchange rates, and an increased likelihood of a recession in the UK. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions. Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact investments in securities issued by companies located in EU countries. Brexit also may cause additional member states to contemplate departing the EU, which would likely perpetuate political and economic instability in the region and cause additional market disruption in global financial markets. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund’s investments. Market disruption in the EU and globally may have a negative effect on the value of the Fund’s investments. Additionally, there could be additional risks if one or more additional EU member states seek to leave the EU.

International war or conflicts (including Russia’s invasion of Ukraine and the Israel-Hamas war) and geopolitical events in foreign countries, along with instability in regions such as Asia, Eastern Europe and the Middle East, possible terrorist attacks in the United States or around the world, and other similar events could adversely affect the U.S. and foreign financial markets. As a result, whether or not the Fund or and a Portfolio Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s or a Portfolio Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund or a Portfolio Fund could be significantly impacted.

Interest rates in the United States and many other countries have risen in recent periods and may continue to rise in the future. See “Interest Rate Risk” below for more information. Additionally, the impairment or failure of one or more banks with whom the Fund or a Portfolio Fund transacts may inhibit the Fund’s or a Portfolio Fund’s ability to access depository accounts. In such cases, the Fund or a Portfolio Fund may be forced to delay or forgo investments, resulting in lower Fund performance. In the event of such a failure of a banking institution where the Fund or a Portfolio Fund holds depository accounts, access to such accounts could be restricted and the Federal Deposit Insurance Corporation (“FDIC”) protection may not be available for balances in excess of amounts insured by the FDIC. In such instances, the Fund or a Portfolio Fund may not recover such excess, uninsured amounts.

Risks Related to Fund Investments — Generally

Investment Limits.    A Portfolio Fund’s investment portfolio may consist of a limited number of companies and may be concentrated in a particular industry area or group. Accordingly, the Portfolio Fund’s investment portfolio may at times be significantly concentrated, both as to managers, industries and individual companies. Such concentration by a Portfolio Fund could offer a greater potential for capital appreciation as well as increased risk of loss for the Portfolio Fund and therefore, the Fund. Such concentration may also be expected to increase the volatility of the Fund’s investment portfolio. The Fund will consider the investments of any affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Further, the Fund is subject to the asset diversification requirements applicable to RICs. See “CERTAIN TAX CONSIDERATIONS” and “Statement of Additional Information — FUNDAMENTAL POLICES.”

Reliance on the Adviser Risk.    The Fund’s performance depends upon the performance of Portfolio Fund Managers managing any direct investments, fund interests, or debt investments. The Fund’s performance also depends on the adherence by such Portfolio Fund Managers to such selected strategies, the instruments used by such Portfolio Fund Managers, the Adviser’s ability to select Portfolio Fund Managers and strategies and effectively allocate the Fund’s assets among them.

Reliance on the Investment Consultant Risk.    The Adviser, and therefore the Fund, relies on the Investment Consultant to source, evaluate and recommend potential investments for the consideration of the Adviser. To the extent that the Investment Consultant is unable to identify suitable investments or recommends investments that are not as successful as expected, the Adviser’s ability to effectively allocate the Fund’s assets could be impacted.

Additional Fee Layers.    Portfolio Funds may charge asset-based fees, carried interest, incentive allocations or other fees and expenses at the asset level. As such, investors may bear two layers of fees and expenses. (See above for details regarding acquired fund fees and expenses).

Leverage Risk.    Fund Investments and (subject to applicable law) the Fund may employ leverage through borrowings or derivative instruments and may directly or indirectly acquire interests in companies with highly leveraged capital structures. If income and appreciation on investments made with borrowed funds are less than the cost of the leverage, the value of the relevant portfolio or investment will decrease. Accordingly, any event that adversely affects the value of a Fund Investment will be magnified to the extent leverage is employed. The cumulative effect of the use of leverage by the Fund or the Portfolio Funds in a market that moves adversely to the relevant investments could result in substantial losses, exceeding those that would have been incurred if leverage had not been employed.

Valuation Risk.    Under the Investment Company Act, the Fund is required to carry Fund Investments at market value or, if there is no readily available market value, at fair value as determined by the Fund’s Valuation Designee (described below), in accordance with the Fund’s valuation policy, which has been approved by the Board and is consistent with the Adviser’s Valuation Policy. There is not a public market or active secondary market for many of the securities of the privately-held companies in which the Fund intends to invest. Rather, many of the Fund Investments may be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, the Fund values these securities at fair value as determined in good faith by the Adviser, as Valuation Designee, in accordance with the Valuation Procedures.

The determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective. The Fund values these securities at fair value determined in good faith by the Valuation Designee in accordance with the Valuation Procedures. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s net asset value on a given date to understate or overstate materially the value that the Fund may ultimately realize upon the sale of one or more Fund Investments. See “CALCULATION OF NET ASSET VALUE; VALUATION.”

Capital Call Risk.    The Fund may maintain a sizeable cash position in anticipation of funding capital calls or near-term investment opportunities. Even though the Fund may maintain a sizeable position in cash and short-term securities, it may not contribute the full amount of its commitment to a fund at the time of investment. Instead, the Fund will be required to make incremental contributions pursuant to capital calls issued from time to time by the underlying fund. At the time of entering any such incremental contribution arrangements (i.e., unfunded commitment agreements), the Fund’s Rule 18f-4 Derivatives Policy & Procedures requires the Fund to reasonably believe at the time it enters into each such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due.

If the Fund defaults on its commitment to an underlying fund or fails to satisfy capital calls to an underlying fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the underlying fund. Any failure by the Fund to make timely capital contributions in respect of its commitments may (i) impair the ability of the Fund and the Fund to pursue its investment strategy, (ii) force the Fund to borrow, (iii) indirectly cause the Fund, and, indirectly, the Investors to be subject to certain penalties from the Fund Investments (including the complete forfeiture of the Fund’s investment in an Investment Fund), or (iv) otherwise impair the value of the Fund’s investments (including the devaluation of the Fund).

Lack of Control.    The Fund may indirectly make binding commitments to direct investment vehicles without an ability to participate in their management and control and with no or limited ability to transfer its interests in such direct investment vehicles. The Fund also generally will not have control over any of the underlying Portfolio Companies and will not be able to direct the policies or management decisions of such portfolio companies.

Availability of Financing and Market Conditions.    Market fluctuations in business loans may affect the availability and cost of loans needed for the Fund Investments. Credit availability has been restricted in the past and may become so in the future. Restrictions upon the availability of financing or high interest rates on such loans will adversely affect the value of existing Fund Investments and may limit the Fund’s availability to source and invest in new Fund Investments. Interest paid by any Fund Investment on its debt obligations will reduce cash available for distributions. Interest rates are currently low compared to prior periods. If any Fund Investment incurs variable rate debt, increases in interest rates would increase its interest costs, which could reduce the Fund’s return on its investments.

Interest Rate Risk.    The Fund and each Fund Investment is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on Fund Investments and the investment opportunities and, accordingly, have a material adverse effect on the Fund’s investment objectives and their respective rates of return on invested capital. To mitigate such interest rate exposure, the Fund may invest a portion of its portfolio in investments with floating interest rates. In addition, an increase in interest rates would make it more expensive to use debt for the Fund and the Fund’s financing needs, if any.

The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities and may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

LIBOR TRANSITION Risk.    Many financial instruments may be based on floating rates, such as the London Interbank Offered Rate (“LIBOR”), Euro Interbank Offered Rate and other similar types of reference rates. In July of 2017, the head of the United Kingdom Financial Conduct Authority (“FCA”) announced a desire to phase out the use of LIBOR at the end of 2021. Most LIBOR settings are no longer published as of December 31, 2021. Overnight and 12-month U.S. dollar LIBOR settings permanently ceased after publication on June 30, 2021. The 1-, 3- and 6-month U.S. dollar LIBOR settings will continue to be published using a synthetic methodology until September 2024. Neither the effect of the LIBOR transition process nor its ultimate success can yet be known. Although the transition away from LIBOR has become increasingly well-defined, any potential effects of the transition away from LIBOR and other benchmark rates on financial markets, a fund or the financial instruments in which a fund invests can be difficult to ascertain. Not all existing LIBOR-based instruments may have alternative rate-setting provisions and there remains uncertainty regarding the willingness and ability of issuers to add alternative rate-setting provisions in certain existing instruments. Global regulators have advised market participants to cease entering into new contracts using LIBOR as a reference rate, and it is possible that investments in LIBOR-based instruments could invite regulatory scrutiny. In addition, a liquid market for newly-issued instruments that use a reference rate other than LIBOR still may be developing. All of the aforementioned may adversely affect the Fund or a Portfolio Fund’s performance or NAV.

SOFR RISK.    The Secured Overnight Financial Rate (“SOFR”) is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repurchase data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York (“FRBNY”). If data from a given source required by the FRBNY to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from LIBOR. LIBOR is intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It is a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR is intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

Currency Risk.    The Fund’s portfolio includes investments in foreign currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the Fund Investments are denominated against the U.S. Dollar may result in a decrease the Fund’s net asset value. The Adviser may or may not elect to hedge the value of investments made by the Fund against currency fluctuations, and even if the Adviser deems hedging appropriate, it may not be possible or practicable to hedge currency risk exposure. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.

Eurozone Risk.    The Fund invests directly or indirectly from time to time in European companies and assets and companies and assets that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the European Union (“EU”) or the Eurozone create risks that could materially and adversely affect the Fund Investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies and assets, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies and assets in affected countries, could also have material adverse effects on the Fund.

Foreign Investments and Emerging Markets Risk.    The Fund may invest in the securities of non-U.S. issuers, including those located in developing countries, which securities involve risks beyond those associated with investments in U.S. securities. These risks may relate to foreign political, social and economic matters, less developed markets, political immobility and less developed legal and accounting practices, including significant differences between financial statements prepared in accordance with those accounting standards as compared to financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

Investment in Other Investment Companies Risk.    As with other investments, investments in other investment companies, including ETFs, are subject to market and manager risk. In addition, if the Fund acquires shares of investment companies, investors bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies.

Credit Transactions.    To obtain access to Portfolio Companies, the Fund’s portfolio may include, but is not limited to, investments in first and second lien senior secured loans, secured unitranche debt, unsecured debt (e.g., mezzanine debt), and structurally subordinated instruments.

•        First lien senior secured loans, second lien senior secured loans, and unitranche debt.    When the Fund invests in first lien senior secured loans, second lien senior secured loans, and unitranche debt the Fund will generally seek to take a security interest in the available assets of those Portfolio Companies, including the equity interests of the Portfolio Companies’ subsidiaries. There is a risk that the collateral securing these loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the Portfolio Company to raise additional capital. To the extent the Fund’s debt investment is collateralized by the securities of a Portfolio Company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the Portfolio Company. Also, in some circumstances, the Fund’s lien may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a Portfolio Company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under-collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that the Fund will be able to collect on the loan should the Fund be forced to enforce its remedies. Finally, particularly with respect to a unitranche debt structure, unitranche debt will generally have higher leverage levels than a standard first lien term loan.

•        Unsecured debt.    The Fund’s unsecured debt investments, including private high yield and mezzanine debt, will generally rank junior in priority of payment to senior loans. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect the Fund’s investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject the Fund to non-cash income. Since the Fund will not receive any principal repayments prior to the maturity of some of its subordinated debt investments, such investments will be of greater risk than amortizing loans. In addition, the Fund may invest in holding company (“HoldCo”) notes, which are structurally subordinated instruments in the form of unsecured notes at the holding company level, as opposed to the operating company level. Because a company’s assets and cash flows are usually contained at the operating company (“OpCo”) level, any borrowings at HoldCo will not have access to the assets of the company’s subsidiaries until after all of the OpCo creditors have been paid, allowing for the remaining assets to be distributed up to the HoldCo level.

•        Equity investments.    The Fund may make select equity investments. In addition, when the Fund invests in senior secured and second lien senior secured loans or subordinated debt, it may acquire warrants or options to purchase equity securities. The equity interests the Fund receives may not appreciate in value and, in fact, may decline in value. Accordingly, the Fund may not be able to realize gains from its equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses it experiences.

The loans in which the Fund will invest may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal. The Fund expects that “junk bonds” will make up less than 10% of the Fund’s investment portfolio.

Original Issue Discount.    Fund Investments may include original issue discount instruments, which include debt instruments with PIK interest. To the extent original issue discount constitutes a portion of the Fund’s income, the Fund will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•        Interest rates payable on original issue discount instruments, including PIK loans, are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans;

•        Original issue discount instruments such as PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral;

•        An election to defer PIK interest payments by adding them to the principal increases the Adviser’s future income incentive fees at a compounding rate;

•        Market prices of PIK instruments and other zero-coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

•        The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;

•        Even if the conditions for income accrual under U.S. GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•        Original issue discount creates the risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized;

•        For accounting purposes, cash distributions to investors representing original issue discount income such as PIK interest do not come from paid-in capital, although they may be paid from the offering proceeds; and

•        The required recognition of original issue discount, including PIK interest, for U.S. federal income tax purposes as it accretes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s investment company taxable income that must, nevertheless, be distributed to investors each year for the Fund to avoid being subject to corporate-level taxation.

Collateral Risks For Second Lien Investments And Unsecured Debt.    Certain credit investments that the Fund has made, or intends to make, in Fund Investments may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the Portfolio Company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the Fund receives any distribution. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There is a risk that the collateral securing these loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. In addition, deterioration in a Portfolio Company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee receipt of principal and interest payments according to the loan’s terms, or at all, or that any available remedies will be enforceable. Furthermore, there can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral.

The Fund may also make unsecured debt investments in Fund Investments, meaning that such investments will not benefit from any interest in collateral of such companies. Unsecured debt investments usually rank junior in payment priority to secured loans. Accordingly, unsecured debt may include a heightened level of risk and volatility or a loss of principal. Liens on such Portfolio Company’s collateral, if any, will secure the Portfolio Company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the Portfolio Company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund’s unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, the Fund’s unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the Portfolio Company’s remaining assets, if any.

Where the Fund makes investments in Portfolio Companies that have senior debt outstanding and the Fund is granted a security interest in collateral by the relevant Portfolio Company, the Fund’s rights with respect to such collateral may also be limited pursuant to the terms of one or more inter-creditor agreements that the Fund will enter into with the holders of the senior debt. Under such an inter-creditor agreement, the holders of obligations secured by first priority liens may hold the following rights and/or powers: (i) the ability to cause the commencement of enforcement proceedings against the collateral, (ii) the ability to control the conduct of such proceedings, (iii) the approval of amendments to collateral documents, (iv) releases of liens on the collateral, and (v) waivers of past defaults under collateral documents. The Fund may not have the ability to control or direct such actions, even if its rights are adversely affected.

Venture Capital and Growth Equity.    Venture Capital is usually classified by investments in private companies that have a limited operating history, are attempting to develop or commercialize unproven technologies or implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses.

Growth Equity is usually classified by investments in private companies that have reached profitability but still need capital to achieve the desired level of commercialization before having access to the public markets for financing. As a result of the risks associated with advancing the company’s growth plan, investors can expect a higher return than might be available in the public markets, but also need to recognize the business and financial risks that remain in advancing the company’s commercial aspirations.

For both Venture Capital and Growth Equity investments, the risks are generally greater than the risks of investing in public companies that may be at a later stage of development.

Cybersecurity Risk.    As part of its business, the Adviser processes, stores and transmits large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of Common Shareholders. Similarly, service providers of the Adviser or the Fund, especially the Fund’s Administrator and Transfer Agent, may process, store and transmit such information. The Adviser has procedures and systems in place that it believes are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Adviser may be susceptible to compromise, leading to a breach of the Adviser’s networks. The Adviser’s systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. Online services provided by the Adviser to Common Shareholders may also be susceptible to compromise. Breach of the Adviser’s information systems may cause information relating to the transactions of the Fund and personally identifiable information of Common Shareholders to be lost or improperly accessed, used or disclosed. Furthermore, cybersecurity risks are also present for issuers of the securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value.

Derivatives and Hedging.    The Fund may invest and trade in a variety of derivative instruments to hedge the Fund’s primary Fund Investments, including options, swaps, futures contracts, forward agreements and other derivatives contracts. Derivatives are financial instruments or arrangements in which the risk and return are related to changes in the value of other assets, reference rates or indices. Transactions in derivative instruments present risks arising from the use of leverage (which increases the magnitude of losses), volatility, the possibility of default by a counterparty, and illiquidity. Use of derivative instruments for hedging or speculative purposes by the Adviser could present significant risks, including the risk of losses in excess of the amounts invested. The Fund’s ability to avoid risk through investment or trading in derivatives will depend on the ability to anticipate changes in the underlying assets, reference rates or indices.

Currency Forwards Risk.    Forward foreign currency contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain. In order to execute such an agreement, the Fund would contract with a foreign or domestic bank, or foreign or domestic securities dealer, to make or take future delivery of a specified amount of a particular currency. There are no limitations on daily price moves in such forward contracts, and banks and dealers are not required to continue to make markets in such contracts. There have been periods during which certain banks or dealers have refused to quote prices for such forward contracts or have quoted prices with an unusually widespread between the price at which the bank or dealer is prepared to buy and that at which it is prepared to sell. Governmental imposition of credit controls might limit any such forward contract trading. With respect to its trading of forward contracts, if any, the Fund will be subject to the risk of bank or dealer failure and the inability of, or refusal by, a bank or dealer to perform with respect to such contracts. Any such default would deprive the Fund of any profit potential or force the Fund to cover its commitments for resale, if any, at the then market price and could result in a loss to the Fund.

Infrastructure Companies Risk.    The Fund may invest in the securities of infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction and improvement programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Infrastructure companies may also be affected by or subject to difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets; inexperience with and potential losses resulting from a developing de-regulatory environment; costs associated with compliance with and changes in environmental and other regulations; regulation or adverse actions by various government authorities; government regulation of rates charged to customers; service interruption due to environmental, operational or other mishaps; the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards; technological innovations that may render existing plants, equipment or products obsolete; and general changes in market sentiment towards infrastructure assets. Recently imposed tariffs on imports to the United States could affect operating or construction costs for a number of companies in which the Fund invests.

Large Shareholder Risk.    From time to time, and at present, a significant percentage of the Fund’s shares may be owned or controlled by one or more large shareholders, including shareholders that are affiliated with either the Fund, the Adviser, or both. Accordingly, in these instances, the Fund is subject to increased risks related to potential large-scale outflows as the result of participation in fund repurchase offers by these significant shareholders. Although the Fund’s structure mitigates this risk by only providing liquidity through Required Repurchases and Discretionary Repurchases, transactions to accommodate outflows associated with repurchase participation by these large shareholders could cause the Fund to sell portfolio investments at inopportune times, potentially negatively affecting the Fund’s net asset value and performance. In the case of investments by affiliates of the Fund or Adviser, conflicts of interest may exist, including the possibility that the Fund will be able to attract more assets from third-party investors because of the affiliate’s investment, thereby growing the Fund and increasing the management fees received by the Adviser.

Risks Related to Investments in Portfolio Companies

Nature of Portfolio Companies.    The Fund Investments will include direct and indirect investments in Portfolio Companies. This may include Portfolio Companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund Investments may also include Portfolio Companies that are in a state of distress or which have a poor record, and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such Portfolio Companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such Portfolio Companies.

Limited Operating History of Portfolio Companies.    Portfolio Companies may have limited operating histories by which to assess their ability to achieve, sustain and increase revenues or profitability. A Portfolio Company’s financial results will be affected by many factors, including (i) the ability to successfully identify a market or markets in which there is a need for its products; (ii) the ability to successfully negotiate strategic alliances, licensing and other relationships for product development, marketing, distribution and sales; (iii) the progress of research and development programs with respect to the development of additional products and enhancements to existing products; (iv) the ability to protect proprietary rights; and (v) competing technological and market developments, particularly companies that have substantially greater resources. There can be no assurance that the Portfolio Companies will ever achieve significant commercial revenues or profitability.

Risks Associated with Management of Growth.    To achieve their projected revenues and other targeted operating results, the Portfolio Companies may be required to rapidly implement and improve operational, financial and management control systems on a timely basis, together with maintaining effective cost controls, and any failure to do so would have a material adverse effect on their business, financial condition and results of operations. The success of their growth plans will depend in part upon their ability to continue to attract, retain and motivate key personnel. Failure to make the required expansions and upgrades could have a material adverse effect on their business, financial condition, results of operations and relationships with their corporate partners. The results of operations for the companies will also be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from any expansion and there can be no assurance that any expansion will be profitable or will not adversely affect their results of operations.

Reliance on Portfolio Company Management.    The day-to-day operations of each Portfolio Company will be the responsibility of its own management team. Although the Adviser and Investment Consultant will monitor the performance of investments and will screen for capable management skills, there can be no assurance that such management will be able to operate any such Portfolio Company in accordance with the Fund’s expectations. In addition, the loss to a Portfolio Company of a member of its management team could be detrimental to the development of the Portfolio Company.

Market Uncertainties.    Even if the Portfolio Companies’ product and service development efforts are successful, their ultimate success will depend upon market acceptance of the concepts, the products and the services. The Portfolio Companies may not have engaged in any formal market research studies with respect to the establishment of a market for their products. There can be no assurance that performance errors and deficiencies will not be found, or if found, that they will be able to successfully correct such performance errors and deficiencies in a timely manner or at all. Even if the concepts gain initial market acceptance, competitors are likely to introduce concepts with comparable price and performance characteristics. This competition may result in reduced future market acceptance for their products and decreasing sales and lower gross margins which could have a material adverse effect on the business, financial condition and results of operations of the Fund and the Portfolio Companies.

No Assurance of Additional Capital for Investments.    Even if a Portfolio Company is successful generating revenues and expanding its service offerings, it may require additional financing to continue product and service development, testing and, ultimately, marketing and other operational activities. Moreover, its cash requirements may vary materially due to service development results, service testing results, changing relationships with strategic partners, changes in the focus and direction of its research and development programs, competitive and technological advances of competitors, and other factors. Additional financing may not be available when needed or on acceptable terms. If additional financing is not available, the Portfolio Company may need to delay, scale back or eliminate certain of its product development, marketing or other activities, or even be forced to cease operations and liquidate.

Portfolio Company Operations Not Transparent.    The Adviser does not control the investments or operations of the Portfolio Companies. A Portfolio Fund Manager may employ investment strategies that differ from its past practices and are not fully disclosed to the Adviser or Investment Consultant and that involve risks that are not anticipated by the Adviser or Investment Consultant. Some Portfolio Company Managers may have a limited operating history, and some may have limited experience in executing one or more investment strategies to be employed for a Portfolio Company. Furthermore, there is no guarantee that the information given to the Administrator and reports given to the Adviser with respect to the Fund Investments will not be fraudulent, inaccurate or incomplete.

Termination of the Fund’s Interest in a Portfolio Company.    A Portfolio Company may, among other things, terminate the Fund’s interest in that Portfolio Company (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Portfolio Company or if the continued participation of the Fund in the Portfolio Company would have a material adverse effect on the Portfolio Company or its assets.

Risks Related to Secondary Investments

General Risks of Secondary Investments.    The overall performance of the Fund’s secondary investments will depend in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain secondary investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a Portfolio Company interest as a secondary investment, the Fund will generally not have the ability to modify or amend such Portfolio Company’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments.

Contingent Liabilities Associated with Secondary Investments.    Where the Fund acquires a Portfolio Company interest as a secondary investment, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the relevant Portfolio Company and, subsequently, that Portfolio Company recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such Portfolio Company. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the portfolio company, there can be no assurance that the Fund would have such right or prevail in any such claim.

Risks Relating To Secondary Investments Involving Syndicates.    The Fund may acquire secondary investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks including (among other things): (i) counterparty risk (i.e., the risk that a counterparty to the contemplated transaction defaults); (ii) reputation risk (i.e., the risk that the investment identified by the syndicate underperforms and the Fund’s reputation is damaged as a result); (iii) breach of confidentiality by a syndicate member; and (iv) execution risk (i.e., the risk that the transaction for which the syndicate was created, is not completed).

Risks Related to Direct Investments

General Risks of Direct Investments.    The Fund may make direct investments on an opportunistic basis. There can be no assurance that the Fund will be given direct investment opportunities, or that any direct investment offered to the Fund would be appropriate or attractive to the Fund. Direct investments generally are more concentrated than investments in portfolio companies, which generally hold multiple portfolio companies. Due diligence will be conducted on direct investment opportunities; however, the Adviser or Investment Consultant may not have the ability to conduct the same level of due diligence applied to portfolio company investments. In addition, there may be limited opportunities to negotiate the terms of such direct investments. However, in instances where the terms of a direct investment are negotiable, such terms may be heavily negotiated and may incur additional transactional costs for the Fund. As is typical in such matters, the Adviser or Investment Consultant, as applicable, generally will rely on the portfolio company manager or sponsor offering such direct investment opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the direct investment.

The Fund may indirectly make binding direct investment commitments without an ability to participate in the management and control of, and with no or limited ability to transfer its interests in, the pertinent operating company. In some such cases, the Fund may be obligated to fund its entire direct investment commitment up front, and in other cases the Fund is expected to make commitments to fund direct investments from time to time as called by the portfolio company manager or the sponsor that is managing such direct investment. Generally, neither the Adviser, Investment Consultant nor the Fund will have control over the timing of capital calls or distributions received from such direct investment, or over investment decisions made in such direct investments.

Risks Related to Listed Securities

Equity Security Risk.    Equity securities may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors, or companies in which the Fund invests.

Non-U.S. Securities Risk.    Non-U.S. securities are subject to the risks of foreign currency fluctuations, generally higher volatility and lower liquidity than U.S. securities. Non-U.S. securities also tend to have less developed securities markets and economic systems and greater political and economic instability.

Fixed Income Securities Risk.    A rise in interest rates typically causes bond prices to fall. The longer the duration of bonds held by a Fund, the more sensitive it will likely be to interest rate fluctuations. Duration measures the weighted average term to maturity of a bond’s expected cash flows. Duration also represents the approximate percentage change that the price of a bond would experience for a 1% change in yield. For example: the price of a bond with a duration of 5 years would change approximately 5% for a 1% change in yield. The price of a bond with a duration of 10 years would be expected to decline by approximately 10% if its yield was to rise by 1%. Bond yields tend to fluctuate in response to changes in market levels of interest rates. Generally, if interest rates rise, a bond’s yield will also rise in response; the duration of a bond will determine how much the price of the bond will change in response to the change in yield.

The Fund’s investments in fixed-income securities and positions in fixed-income derivatives may decline in value because of changes in interest rates. As nominal interest rates rise, the value of fixed-income securities and any long positions in fixed-income derivatives held by the Fund are likely to decrease, whereas its short positions in fixed-income derivatives is likely to increase.

Credit Risk.    Credit risk is the risk that the credit strength of an issuer of a fixed-income security will weaken and/or that the issuer will be unable to make timely principal and interest payments and that the security may go into default. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult for the Fund to sell the security.

Liquidity Risk.    Liquidity risk is the risk that securities may be difficult or impossible to sell at the time the Adviser would like or at the price it believes the security is currently worth. Liquidity risk may be increased for certain Fund investments, including those investments in funds with gating provisions or other limitations on investor withdrawals and restricted or illiquid securities. Some funds in which the Fund invests may impose restrictions on when an investor may withdraw its investment or limit the amounts an investor may withdraw. To the extent that the Adviser seeks to reduce or sell out of its investment at a time or in an amount that is prohibited, the Fund may not have the liquidity necessary to participate in other investment opportunities or may need to sell other investments that it may not have otherwise sold.

The Fund may also invest in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies (i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Investment of the Fund’s assets in illiquid and restricted securities may also restrict the Fund’s ability to take advantage of market opportunities.

High-Yield/High-Risk Bond Risk.    High-yield/high risk bonds, or “junk” bonds, are bonds rated below investment-grade by the primary rating agencies, such as Standard & Poor’s, Fitch and Moody’s, or are unrated bonds of similar quality. The value of lower quality bonds generally is more dependent on credit risk than investment-grade bonds. Issuers of high-yield/high risk bonds may not be as strong financially as those issuing bonds with higher credit ratings and are more vulnerable to real or perceived economic changes, political changes or adverse developments specific to the issuer. In addition, the junk bond market can experience sudden and sharp price swings. Further, secondary markets for high-yield securities are less liquid than the market for investment-grade securities. Therefore, it may be more difficult to value the securities because valuation may require more research, and elements of judgment may play a larger role in the valuation because there is less reliable, objective data available.

Loan Risk.    The Fund may invest in a variety of loans. Bank loans are obligations of companies or other entities entered into in connection with recapitalizations, acquisitions, and refinancings. The Fund’s investments in bank loans are generally acquired as a participation interest in, or assignment of, loans originated by a lender or other financial institution. These investments may include institutionally-traded floating and fixed rate debt securities. The bank loans underlying these securities often involve borrowers with low credit ratings whose financial conditions are troubled or uncertain, including companies that are highly leveraged or in bankruptcy proceedings. Participation interests and assignments involve credit, interest rate, and liquidity risk. Loans may have settlement times longer than seven days, which can affect the overall liquidity of the Fund’s portfolio. In addition, certain loans may not be “securities” under the U.S. federal securities laws and the holders of such loans may not have the protections of the U.S. federal securities laws.

Market Risk.    Overall securities market risks may affect the value of individual instruments in which the Fund invests. Factors such as domestic and foreign economic growth and market conditions, interest rate levels, and political events affect the securities and derivatives markets. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Managed Portfolio Risk.    The managers’ investment strategies or choice of specific securities may be unsuccessful and may cause the Fund to incur losses.

Listed Infrastructure Securities.    The risks associated with the Fund’s investments in listed infrastructure securities (i.e., publicly-traded equity securities that generate the majority of their cash flows from owning and/or operating physical infrastructure assets, which may include, among other assets, regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water-related businesses like water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports, and railway lines), communications assets (including broadcast and wireless towers and satellite networks) and social infrastructure (including schools, hospitals, prisons and courthouses)), may include: supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in laws and regulations; environmental claims; changes in energy prices; uninsured casualties; natural disasters, terrorist events, under-insured or uninsurable losses; and other factors. Many of these factors could cause fluctuations in usage, expenses and revenues, causing the value of infrastructure investments to decline. Moreover, it may be difficult for the Fund to dispose of an infrastructure investment at an attractive price or at the appropriate time or in response to changing market conditions, or the Fund may otherwise be unable to complete a favorable exit strategy.

Regulatory Risks

Legal, Tax and Regulatory Risks.    Legal, tax and regulatory changes could occur during the term of the Fund which may materially adversely affect the Fund. For example, the regulatory and tax environment for leveraged investors and for private equity funds generally is evolving, and changes in the direct or indirect regulation or taxation of leveraged investors or private equity funds may materially adversely affect the ability of the Fund to pursue its investment strategies or achieve its investment objective. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010 and significantly revises and expands the rulemaking, supervisory and enforcement authority of U.S. federal bank, securities and commodities regulators. The implementation of the Dodd-Frank Act requires the adoption of various regulations and the preparation of reports by various agencies over a period of time. It is unclear how these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce the profitability of the Fund. The implementation of the Dodd-Frank Act could adversely affect the Fund by increasing transaction and/or regulatory compliance costs.

In addition, it is possible that government regulation of various types of derivative instruments and/or regulation of certain market participants’ use of the same, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to fully predict the effects of past, present or future legislation and regulation by multiple regulators in this area, but the effects could be substantial and adverse. It is possible that legislative and regulatory activity could limit or restrict the ability of the Fund to use certain instruments as a part of its investment strategy.

Rule 18f-4 under the Investment Company Act prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. Subject to certain conditions, if a fund qualifies as a “limited derivatives user,” as defined in Rule 18f-4, it is not subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC rescinded certain of its prior guidance regarding asset segregation and coverage requirements in respect of derivatives transactions and related instruments. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 permits a fund to enter into such transactions if the fund either (i) complies with the asset coverage requirements of Section 18 of the Investment Company Act, and combines the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio, or (ii) treats all reverse repurchase agreements or similar financing transactions as derivatives transactions for all purposes under Rule 18f-4. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. The Fund intends to be a limited derivatives user under Rule 18f-4 of the Investment Company Act. As a limited derivatives user, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a shareholder vote. Rule 18f-4 under the Investment Company Act may require the Fund to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments.

Additionally, the SEC adopted new rules and amendments (the “New Private Fund Rules”) under the Advisers Act to enhance the regulation of private fund advisers and increase transparency in private funds in August 2023. The New Private Fund Rules have rolling compliance dates depending on the applicable rule and the amount of assets under management by the private fund advisers. On June 5, 2024, the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) vacated the New Private Fund Rules in their entirety. The SEC’s next steps regarding the Fifth Circuit’s decision are unclear. The potential implications of the New Private Fund Rules on the private fund industry or the advisers of the Portfolio Funds in which the Fund may invest are unknown at this time.

There is also uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, notably as respects U.S. trade, tax, healthcare, immigration, foreign and government regulatory policy. To the extent the U.S. Congress or presidential administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, healthcare, tax rates, the U.S. regulatory environment and inflation, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund and its investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty. Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its Underlying

Funds invest could have a material effect on the tax consequences to the shareholders. In the event of any such change in law, each shareholder is urged to consult its own tax advisers. In addition, certain tax risks associated with an investment in the Fund are discussed in “CERTAIN TAX CONSIDERATIONS.”

Reporting Requirements.    Common Shareholders who beneficially own Shares that constitute more than 5% or 10% of the Fund’s Shares are subject to certain requirements under the 1934 Act, and the rules promulgated thereunder. These include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Common Shareholders or to notify Common Shareholders that such reports are required to be made. Common Shareholders who may be subject to such requirements should consult with their legal advisers.

Failure to Qualify as a RIC or Satisfy Distribution Requirement.    To qualify for and maintain RIC qualification under the Code, the Fund must meet the following annual distribution, source-of-income and asset-diversification requirements. See “CERTAIN TAX CONSIDERATIONS.”

•        The annual distribution requirement for a RIC will be satisfied if the Fund distributes to Common Shareholders on an annual basis at least 90% of the Fund’s net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, and at least 90% of the Fund’s net tax-exempt income, if any. Because the Fund may borrow, it is subject to an asset coverage ratio requirement under the Investment Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, it could fail to maintain its RIC status and thus become subject to corporate-level income tax.

•        The source-of-income requirement will be satisfied if the Fund obtains at least 90% of its gross income for each year from dividends, interest, gains from the sale of stock or securities or similar passive sources. If the source-of-income requirement is not met the Fund may fail to qualify for RIC tax treatment and be subject to corporate-level income tax.

•        The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of the Fund’s tax year. To satisfy this requirement, (i) at least 50% of the value of the Fund’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of the Fund’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under the Code and its applicable regulations, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC. Because most of the Fund’s investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Fund fails to maintain its RIC status for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of the Fund’s distributions.

Difficulty Meeting RIC Requirements Because of Investments in Portfolio Funds.    Each of the above ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Adviser obtain information from or about the Portfolio Funds in which the Fund is invested. However, Portfolio Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of Title A, Chapter 1, of the Code. Ultimately this may limit the universe of Portfolio Funds in which the Fund can invest.

Portfolio Funds classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the source-of-income requirement, described above. In order to meet the source-of-income requirement, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount and sources of such a Portfolio Fund’s income until such income has been earned by the Portfolio Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the source-of-income requirement.

In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, the Fund will be required to pay taxes in order to take advantage of the cure if the failure is not de minimis (which taxes may be substantial), and there may be constraints on the Fund’s ability to dispose of its interest in a Portfolio Fund that limit utilization of this cure period. Moreover, because the Fund’s allocable portion of a Portfolio Fund’s taxable income will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Common Shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain its qualification as a RIC under the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to maintain its RIC tax status and, thus, become subject to corporate-level income tax.

For additional discussion regarding the tax implications of a RIC, see “CERTAIN TAX CONSIDERATIONS.”

LIMITS OF RISKS DISCLOSURE

The above discussions of the various risks that are associated with the Fund and its Shares and the related discussion of risks in the SAI include the material risks involved with an investment in the Fund of which the Fund is currently aware. Prospective investors should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful, that the various Portfolio Funds or Fund Investments selected will produce positive returns, or that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Common Shareholders. A majority of Trustees of the Board are and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, service providers or the Adviser. See “BOARD OF TRUSTEES AND OFFICERS” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Adviser

Effective at the close of business on March 31, 2023, Bow River Asset Management LLC (“BRAM”) transferred its rights and obligations under the investment management agreement with the Fund to Bow River Advisers, LLC, (the “Adviser” or “Bow River Advisers”), its majority-owned subsidiary. The Adviser, located at 205 Detroit Street, Suite 800, Denver, Colorado, is responsible for determining and implementing the Fund’s overall investment strategy, including direct investments. The Adviser was formed in 2023 and specializes in providing evergreen private market investment solutions. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Effective December 29, 2023, New York Life Investment Management Holdings LLC owns a minority but controlling (as defined by the Investment Company Act) stake in the Adviser (the “Transaction”).

As of March 31, 2024, the Adviser and its affiliates had assets under management of approximately $3.4 billion.

The Adviser and its affiliates may serve as investment managers to other funds that have investment programs that are similar to the investment program of the Fund, and the Adviser or one of its affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “CONFLICTS OF INTEREST.”

Investment Management Agreement and Investment Management Fee

The investment management agreement (the “Investment Management Agreement”) between the Adviser and the Fund became effective upon consummation of the Transaction on December 29, 2023 and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will be continuing in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s Annual Report for the fiscal year ended March 31, 2024.

The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith, reckless disregard or gross negligence of its obligations to the Fund, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, reckless disregard or gross negligence of its obligations to the Fund. Such indemnification includes losses sustained by the Adviser or its affiliates as an indemnitor under any sub-servicing or other agreement entered into by the Adviser for the benefit of the Fund to the extent that such losses relate to the Fund and the indemnity giving rise to the losses is not broader than that granted by the Fund to the Adviser or its affiliates pursuant to the Investment Management Agreement. The Fund has the right to consent before the Adviser settles or consents to the settlement of a claim involving such indemnitor losses (but such consent right will not affect the Adviser’s entitlement to indemnification).

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund will pay a monthly Investment Management Fee equal to 1.75% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Investment Management Fee will be computed as of the last day of each month.

The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Common Shareholders.

The Adviser may make payments from its resources, which include a portion of the Investment Management Fee, to brokers or dealers that assist in the distribution of Shares, including brokers or dealers that may be affiliated with the Adviser.

Investment Consultant

Aksia CA LLC, located at 12760 High Bluff Drive, Suite 120, San Diego, CA 92130, serves as the Investment Consultant to the Fund and assists the Adviser with sourcing, evaluating and selecting investments for the Fund’s portfolio. As the Investment Consultant, Aksia CA only recommends investments to the Adviser and has no involvement in investment decisions, any related negotiations, or the finalization of any investment. The Investment Consultant, formed in 2011, is a private, independently-owned firm that provides asset management services to state and local pension plans, endowments and foundations. The Investment Consultant is an investment adviser registered with the SEC under the Advisers Act and the Fund is the first registered product to which the Investment Consultant has provided investment consultant services. Aksia CA is a wholly owned subsidiary of Aksia LLC. All references to Aksia herein refer to Aksia LLC, together with its wholly owned subsidiaries, including Aksia CA (collectively “Aksia”), unless otherwise noted.

As of March 31, 2024, Aksia advises on over $304 billion (AUA) and manages $28 billion (AUM) of alternative investment assets.

The Investment Consultant and its affiliates may serve as investment consultants or managers to other funds that have investment programs that are similar to the investment program of the Fund, and the Investment Consultant or one of its affiliates may in the future serve as the investment consultant or manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “CONFLICTS OF INTEREST.”

Investment Consultant Agreement and Investment Consultant Fee

The investment consultant agreement (the “Investment Consultant Agreement”) between the Adviser and Aksia CA became effective upon consummation of the Transaction on December 29, 2023 and will continue in effect for an initial two-year term. Thereafter, the Investment Consultant Agreement will be continuing in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Consultant Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board, the Adviser or the Investment Consultant. A discussion regarding the basis for the Board’s approval of the Investment Consultant Agreement is available in the Fund’s Annual Report for the fiscal year ended March 31, 2024.

The Adviser pays the Investment Consultant a monthly fee of 0.375% (on an annualized basis) of the Fund’s average daily Managed Assets, in consideration of the services provided by the Investment Consultant to the Adviser with respect to the Fund. The Adviser is responsible for paying the Investment Consultant from its Investment Management Fee.

Investment Team — Bow River Advisers

Bow River Advisers has an experienced investment team with significant expertise underwriting and executing private equity investments, managing evergreen private equity strategies and managing registered funds. The Fund’s investment strategy is led by Jeremy Held, Mike Trihy and Joe Stork (the “Portfolio Managers”). The Portfolio Managers lead the Fund’s Investment Committee that is collectively responsible for investment selection.

Jeremy Held

Jeremy Held (Co-Founder), CFA, is currently responsible for Bow River Capital’s registered asset management business and serves as the President and Chairman of the Investment Committee for the Fund. Prior to joining BRAM in 2019, Mr. Held was the Director of Research and Chief Investment Officer (CIO) at ALPS Advisors, a Denver-based asset manager that specializes in registered fund vehicles focused on real assets and alternative investments. Mr. Held began his career at ALPS in 1996 and helped lead a variety of business initiatives over two decades, including the launch of the firm’s asset management business in 2007.

Mr. Held was ultimately responsible for all aspects of the ALPS Advisors business, overseeing 44 registered investment companies and more than $20 billion in assets. Mr. Held has significant investment oversight experience, advising several registered mutual fund boards and serving as President of Red Rocks Capital, a wholly-owned subsidiary of ALPS focused on listed private equity investments.

Mike Trihy

Mike Trihy (Co-Founder), CFA, serves as the Lead Portfolio Manager of the Fund and is responsible for portfolio construction, asset allocation and investment research for the Fund. Prior to joining BRAM in 2019, Mr. Trihy was a Portfolio Manager at Partners Group, a Swiss-based global private markets manager. Mike joined Partners Group in January 2017 and was responsible for the day-to-day portfolio management for separate account and evergreen fund mandates in the Americas region, including the largest private equity-focused tender offer fund globally. During his time as Portfolio Manager, the evergreen funds under his mandate delivered consistent total returns with low levels of volatility, while maintaining appropriate liquidity and a high level of portfolio diversification. He has constructed portfolios across multiple asset classes, including private equity, real assets, private credit, and liquid investments (equity and credit). Before his time at Partners Group, Mr. Trihy and Mr. Held worked together for six years when Mr. Trihy served as a Client Portfolio Manager at Red Rocks Capital, a Denver-based asset manager focused on listed private equity investments. He was responsible for investment research and portfolio management of the firm’s equity index products.

Joe Stork

Joe Stork, CFA, conducts portfolio management, asset allocation, and investment research for the Bow River Capital Evergreen Fund. He is also responsible for sourcing, underwriting, and providing valuation support across the portfolio. Before joining Bow River in 2022, Mr. Stork was an investment analyst at Empower Investments where he specialized in multi-asset portfolio construction. In that role, he conducted investment research, asset allocation, manager research, and risk management for over 40 registered funds, with a total of $40 billion in assets under management across equity, credit, and real estate.

Additional information regarding Portfolio Manager compensation, other accounts managed by the Portfolio Managers, and Portfolio Manager ownership of the Fund (if any) can be found in the SAI.

Investment Consultant Team — Aksia CA

Aksia CA is a wholly-owned subsidiary of Aksia (as defined above). Aksia CA is a private markets consultant that advises institutional investors globally, including pension plans, government-related institutions, foundations and endowments. Aksia has 463 investment professionals (as of March 31, 2024) and advises on approximately $304 billion (AUA) and manages approximately $28 billion (AUM) of alternative investment assets (as of March 31, 2024).

Aksia has extensive experience in the industry and advises on approximately $115 billion (AUA) in private equity assets and approximately $94 billion (AUA) in private credit assets (as of March 31, 2024). Aksia has been active in private credit since 2008 and Aksia CA in private equity since 2011. The senior members of Aksia’s portfolio advisory team possess an average of over 20 years’ experience in the industry, while the portfolio advisory team as a whole averages over a decade (as of March 31, 2024).

Aksia provides its investment consultant services through a team-based approach. Aksia manages its relationships through its investment consultant teams, whereby typically two to three portfolio advisory professionals jointly work with a given client, so the client has multiple touchpoints for ad hoc requests and deliverables, as well as overlapping coverage. In addition the portfolio advisory team has dedicated analysts who participate in conference calls, deliver reports and documentation to clients, and assist with ad hoc projects, as needed.

Beyond the investment consultant team, clients have access to and often develop direct relationships with members of specialized teams, including the investment research and operational due diligence teams, which serve as additional resources to clients. Aksia encourages research teams to get to know clients and their programs, as Aksia believes that the sector heads and senior investment research analysts are a critical component of the advisory process.

PERFORMANCE

Simultaneous with the Fund’s Commencement of Operations, Bow River Capital Evergreen Private Equity Fund, LP (the “Predecessor Fund”) reorganized with and into the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund and at the time of the reorganization, the Fund and the Predecessor Fund shared the same investment adviser and portfolio managers.

The Predecessor Fund commenced operations on May 22, 2020. The performance quoted below for periods prior to January 4, 2021 is that of the Predecessor Fund and was adjusted to reflect the Fund’s estimated expenses (with the exception of estimated Acquired Fund Fees and Expenses the effect of which is already incorporated into the performance of the Predecessor Fund). The performance returns of the Predecessor Fund are unaudited and are calculated by the Adviser on a total return basis. After-tax performance returns are not included for the Predecessor Fund. The Predecessor Fund was a privately placed fund and was not registered under the Investment Company Act and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act and the Code, which, if applicable, may have adversely affected its performance.

The monthly performance table below illustrates the performance of the Fund’s Class I Shares. Past performance is no indication of future returns.

Average Annual Total Returns as of December 31, 2023

	1 – Year	Since Inception	Inception Date
Class I	11.85%	15.57%	12/31/2020
Class II	11.58	8.52%	1/3/2022
MSCI World Index	23.79%	7.27%

MONTHLY PERFORMANCE (%) CLASS I NET OF FEES

	Jan	Feb	Mar	Apr	May	June	Jul	Aug	Sept	Oct	Nov	Dec	Year
2020					4.17%	10.23%	0.26%	0.16%	1.49%	0.01%	1.18%	-0.08%	18.32%
2021	2.73%	2.64%	1.86%	0.07%	3.94%	2.42%	2.00%	4.32%	2.04%	0.04%	4.49%	0.50%	30.51%
2022	0.85%	1.57%	2.32%	0.45%	1.14%	-0.61%	0.31%	0.45%	0.18%	0.30%	1.07%	0.87%	5.72%
2023	0.00%	1.39%	0.37%	0.77%	0.02%	0.68%	1.13%	2.07%	-0.24%	3.70%	1.22%	0.18%	11.85%
2024	-0.02%	1.31%	0.82%	1.33%	2.12%	0.04%							5.72%

DISTRIBUTOR

Foreside Financial Services, LLC (the “Distributor”), whose principal business address is Three Canal Plaza, Suite 100, Portland, Maine 04101, acts as Distributor to the Fund on a best-efforts basis, subject to various conditions, pursuant to a Distribution Agreement (the “Distribution Agreement”) between the Fund and the Distributor.

Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased. The Distributor is compensated by the Adviser (and not the Fund) for providing certain distribution services, including out-of-pocket expenses.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. The Adviser and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agreements with the Distributor) from time to time in connection with the sale of Shares and/or the services provided to Common Shareholders. These payments will be made by the Adviser and/or its affiliates and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares over other investment options.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The Distributor does not receive compensation from the Fund for its distribution services, but may receive compensation for its distribution services from the Adviser. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class II Shares to the Fund’s Distributor and/or other qualified recipients. The Distributor does not retain any of the distribution and servicing fees for profit.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor, its officers, or employees in cases of their willful misconduct, bad faith, reckless disregard or gross negligence in the performance of their duties.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan with respect to Class II Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class II Shares. Under the Distribution and Service Plan, the Fund will be permitted to pay as compensation up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class II Shares (the “Distribution and Servicing Fee”) to the Fund’s Distributor and/or other qualified recipients. Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges. Class I Shares is not subject to the Distribution and Servicing Fee.

The Distribution and Servicing Fee to be paid to the Distributor for distribution of each class of Shares under the Distribution and Service Plan is as follows:

Class	Distribution and Service Fee
Class II Shares	0.25%
Class I Shares	None

ADMINISTRATION

The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to the Fund, as applicable; (1) maintaining a list of Common Shareholders and generally performing all actions related to the issuance and repurchase of Shares, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the net asset value of the Fund in accordance with U.S. GAAP and procedures defined in consultation with the Adviser; (5) assisting in the preparation of semi-annual and annual financial statements of the Fund in accordance with U.S. GAAP, quarterly reports of the operations of the Fund and information required for U.S. federal and applicable state and local income tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Adviser.

In consideration for these services, the Administrator earns and is paid monthly in an amount equal to at least 1/12th of the applicable annual fee calculated based upon the average net asset value of the Fund, subject to a total minimum annual fee of $87,586 (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund and receives a fee for transfer agency services. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.

The Administration Agreement provides that the Administrator’s cumulative liability to the Fund for a calendar year will be limited in relation to the fees and expenses charged by the Administrator in the relevant calendar year. In addition, the Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties unless solely caused by or resulting from the willful misconduct or gross negligence of the Administrator, its officers or employees. In addition, the Administrator will not be liable for any special, indirect, incidental, punitive or consequential damages, including lost profits, of any kind whatsoever (including, without limitation, attorneys’ fees) under any provision of the Administration Agreement or for any such damages arising out of any act or failure to act thereunder.

The Administration Agreement also provides that the Fund shall indemnify and hold the Administrator and its directors, officers, agents, and employees harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator resulting from any claim, demand, action or suit in connection with the Administrator’s acceptance of the Administration Agreement, any action or omission by the Administrator in the performance of its duties as administrator of the Fund, or as a result of acting upon instructions reasonably believed by it to have been duly authorized by the Fund or upon reasonable reliance on information or records given or made by the Fund or the Adviser. The indemnification will not apply to actions of the Administrator, its officers, or employees in cases of their own willful misconduct bad faith, reckless disregard or gross negligence in the performance of their duties.

The Fund, the Distributor and the Transfer Agent may enter into arrangements with one or more financial intermediaries to provide sub-transfer agency, or sub-administration, and other services associated with Shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by Financial Intermediaries. In return for these services, the Fund, the Distributor or the Transfer Agent may pay sub-transfer agency fees to such financial intermediaries. If paid by the Fund, these expenses will be included in “Other Expenses” under “Summary of Fund Expenses” in this prospectus and will not be used for distribution purposes.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106. The Custodian is an affiliate of UMB Fund Services, Inc., which serves as the Fund’s Administrator.

MANAGEMENT TEAM OF ADVISER

The following individuals are members of the Adviser’s Management Team.

Blair Richardson (Chief Executive Officer)

Mr. Richardson started his career in Canada and worked in the securities business for nearly a decade before moving to New York to join Goldman Sachs’ Sales & Trading/Capital Markets division in 1980. Prior to forming Bow River Capital, Mr. Richardson was with Morgan Stanley and Company from 1987 to 1995, serving as President of Morgan Stanley Japan in Tokyo, Vice Chairman of Morgan Stanley Asia in Hong Kong, and Managing Director of the Equity and Fixed Income Department in New York.

Rich Wham (Chairman)

Rich Wham is the Chairman of Bow River and is responsible for overseeing operations of Bow River Capital and its funds as well as the strategic expansion of the firm. Mr. Wham represents a “C-level” point of contact for all Bow River Capital investors. Prior to joining Bow River Capital in 2017, Mr. Wham spent thirteen years as a partner at Denver-based Westfield Company where he led the capitalization of numerous real estate investments exceeding $1 billion in total value.

Jane Ingalls (President; Chief Operating Officer)

Ms. Ingalls serves as Bow River Capital’s Chief Operating Officer, working closely with the executive team to develop and execute the firm’s strategy. Prior to joining Bow River Capital, Ms. Ingalls was the President of Artemis Consulting Group, which counseled executives around the globe on a wide range of business and reputational issues. Before that, she was Senior Vice President and Chief of Staff at Janus Capital Group (now Janus Henderson Investors). Prior to joining Janus, she held marketing, communications, and investor relations roles in New York City at Oppenheimer Funds, Prudential Securities, and Morgan Stanley.

Jamison Davis (Chief Financial Officer)

Jamison “Jamie” Davis is Chief Financial Officer at Bow River Capital. He has more than 20 years of finance and accounting experience. Prior to joining Bow River Capital, Jamie was Vice President of Financial Planning and Analysis at SFC Energy Partners, a Denver-based private equity firm investing in upstream oil and gas opportunities. Jamie is a CFA Charterholder and graduated with Highest Honors from the Business Honors Program at the University of Texas at Austin.

James Kerr (Chief Compliance Officer & General Counsel)

Mr. Kerr serves as Bow River Capital’s Chief Compliance Officer and General Counsel. In this capacity, Mr. Kerr is responsible for implementing the Adviser’s compliance program and addressing legal matters related to both the Adviser and its funds under management. Prior to joining Bow River Capital, Mr. Kerr served as Senior Counsel at Janus Henderson Investors, Associate at the law firm K&L Gates, LLP, Assistant Vice President at Brown Brothers Harriman & Co, and Assistant District Attorney, Middlesex County (Massachusetts).

FUND EXPENSES

The Fund shall pay (or reimburse the Adviser) all expenses and costs incurred in the conduct of the Fund’s business, including, without limitation the following:

(i)          the Investment Management Fee;

(ii)         fees, costs and expenses related to the identification, evaluation, negotiation, acquisition, due diligence (including but not limited to accounting, legal, tax advisory, outside consultant, and related fees and expenses), restructuring, closing, holding, monitoring and disposition of its investments (whether or not consummated), potential investments, and other assets, including, without limitation, travel expenses, underwriting, registration, commissions or brokerage fees or similar charges in connection therewith to the extent not borne or reimbursed by a portfolio investment;

(iii)        all expenses related to meetings and business-related entertainment with portfolio company personnel, intermediaries and personnel affiliated with prospective portfolio companies or prospective strategic partners of portfolio companies and all expenses, including but not limited to registration fees, travel and meals, related to meetings and/or conferences for the purpose of sourcing potential investments;

(iv)        all expenses incurred in connection with analytical, database or other third-party research services and related software and/or terminals for the delivery of such services;

(v)         all third-party expenses in connection with unconsummated transactions;

(vi)        all expenses incurred in connection with any restructuring or amendments to the constituent documents of the Fund and related entities;

(vii)       expenses related to organizing and maintaining entities (including any holding vehicle through or in which investments will be made) (including all costs and expenses related to the presence of the Fund or any holding vehicle or other special purpose vehicles in jurisdictions in which such entities or their subsidiaries maintain a presence, including rent, domiciliation fees, directors fees and other similar costs);

(viii)      expenses related to the activities of the Board, including but not limited to insurance for the benefit of the members of the Board, travel and lodging for Board meetings, and all meals and incidentals related thereto;

(ix)        fees, costs and expenses related to third-party administration, accounting, legal, audit, investment banking, commercial banking, appraisal, consulting, custodial, registration, valuation and other professional services (including any filing fees, but excluding regulatory filing fees);

(x)         all costs and expenses for the preparation, printing and distribution of the Fund’s financial statements, tax returns, portfolio valuations, and filings and tax and other reporting and providing information, including the costs and fees of maintaining any portal or website in which such items are made available;

(xi)        costs related to the holding of meetings, if any, whether individually or as a group and including travel, lodging and meals;

(xii)       insurance premiums related to errors and omissions liability insurance, professional liability insurance, general liability insurance, or other insurance as deemed appropriate to protect the Fund, the Adviser, their respective Affiliates and any of the their respective directors, officers, members, partners, employees and agents or to indemnify the Adviser, Investment Consultant and their Affiliates against any liability related to Fund Investments and operation of the Fund;

(xiii)      any indemnification obligation and any other indemnity contribution or reimbursement obligations of the Fund with respect to any person, whether payable in connection with a legal proceeding involving the Fund or otherwise;

(xiv)      taxes, fees or governmental charges that may be assessed against the Fund;

(xv)       costs associated with the securing of borrowings including the arranging, negotiation, structuring, entering into, amending and all other documentation of agreements with one or more lenders and all principal, interest, placement and other fees, charges and costs associated with the borrowing of funds or guaranteeing of obligations to the extent permitted;

(xvi)      all expenses related to hedging activities taken by the Fund, if any;

(xvii)     fees incurred in connection with the maintenance of bank or custodian accounts;

(xviii)    all expenses incurred in connection with the managed distribution of marketable securities;

(xix)      costs of any Proceeding (including any investigation) involving Fund activities, including the costs of prosecuting or defending any legal, regulatory, administrative or other action (including settlement or review of business activities) relating to the affairs of the Fund;

(xx)       the Fund’s pro-rata portion of Organizational Expenses up to a maximum of $100,000;

(xxi)      any extraordinary expense of the Fund, including fees and expenses associated with any tax or other audit, investigation, settlement or review;

(xxii)     all costs and expenses, if any, incurred in connection with the Fund’s legal and regulatory compliance with applicable law or regulation, including U.S. federal, state and local and non-U.S. law or regulation (including all regulatory filing obligations attributable to the Fund); and

(xxiii)    costs incurred in terminating, dissolving and winding up of the Fund.

“Extraordinary Expenses” means all expenses incurred by the Fund, as applicable, outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity (including, without limitation, pursuant to the indemnification obligations described under “SUMMARY OF THE AGREEMENT AND DECLARATION OF TRUST — Limitation of Liability; Indemnification;” expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of Common Shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent.

The Adviser bears all of its own routine overhead expenses, including rent, utilities, salaries, office equipment and communications expenses. In addition, the Adviser is responsible for the payment of the compensation and expenses of those members of the Board and officers of the Fund affiliated with the Adviser, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Adviser and its affiliates may be entitled to receive topping, break-up, monitoring, directors’ organizational, set-up, advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of Fund Investments or from unconsummated transactions. Any such fees earned in respect of the Fund Investments shall be for the benefit of the Fund.

The Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Fund’s aggregate monthly ordinary operating expenses, excluding certain “Specified Expenses” listed below, borne by the Fund in respect of each Class of Shares to an amount not to exceed 0.50%, on an annualized basis, of the Fund’s month-end net assets (the “Expense Cap”) through December 29, 2024. The Expense Limitation and Reimbursement Agreement automatically renews for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

If the Fund’s aggregate monthly ordinary operating expenses, exclusive of the Specified Expenses, in respect of any Class of Shares for any month exceed the Expense Cap applicable to that Class of Shares, the Adviser will waive its Management Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation Agreement. To the extent that the Adviser waives its Management Fee and/or reimburses expenses, the Adviser may, for a period not to exceed three years from the date on which a Waiver is made, recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment.

Specified Expenses that are not covered by the Expense Limitation and Reimbursement Agreement and are therefore borne by Common Shareholders of the Fund include: (i) the Management Fee; (ii) all fees and expenses of Fund Investments (including any underlying fees of the Fund Investments (the “Acquired Fund Fees and Expenses”)); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Private Market Assets and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) distribution and shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Common Shareholders).

The Portfolio Funds bear various fees and expenses in connection with their operations. These fees and expenses are similar to those incurred by the Fund. In addition, the Portfolio Funds pay asset-based fees to their Portfolio Fund Managers and generally may pay performance-based fees or allocations to their Portfolio Fund Managers, which effectively reduce the investment returns of the Portfolio Funds. These expenses, fees, and allocations are in addition to those incurred by the Fund directly. As an investor in the Portfolio Funds, the Fund bears a portion of the expenses and fees of the Portfolio Funds. Such indirect fees and expenses are borne by the Fund.

The Fund will bear directly certain ongoing offering costs associated with any periodic offers of Shares, which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Common Shareholders for U.S. federal income tax purposes.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund.

VOTING

Each Common Shareholder will have the right to cast a number of votes, based on the value of such Common Shareholder’s Shares, at any meeting of Common Shareholders called by the (i) Board or (ii) Common Shareholders holding at least a majority of the total number of votes eligible to be cast by all Common Shareholders. Except for the exercise of such voting privileges, Common Shareholders will not be entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.

CONFLICTS OF INTEREST

The Fund may be subject to a number of actual and potential conflicts of interest, including, but not limited to, those set forth in further detail below.

Affiliates

The Adviser, the Investment Consultant and their affiliates engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Adviser, the Investment Consultant and their affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; and which may compete with the Fund for investment opportunities. In addition, the Adviser, the Investment Consultant, their affiliates and their respective clients may themselves invest in securities that would be appropriate for the Fund or the Portfolio Funds and may compete with the Portfolio Funds for investment opportunities. By acquiring Shares of the Fund, each Common Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or U.S. federal securities law which cannot be waived or modified.

Although the Adviser, Investment Consultant and their affiliates seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser, Investment Consultant or their affiliates will be appropriate for the Fund or will be referred to the Fund. The Adviser, Investment Consultant and their affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Adviser, the Investment Consultant and their affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Adviser, the Investment Consultant or their affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, each of the Fund, the Adviser and the Investment Consultant have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics can be reviewed and may be obtained by calling the SEC at 1-202-942-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

Allocation of the Adviser’s, Investment Consultant’s and their Affiliates’ Time

The Fund substantially relies on the Adviser to manage the day-to-day activities of the Fund and to implement the Fund’s investment strategy. The Fund relies on the Investment Consultant to leverage their extensive research team to deliver detailed investment analysis and source investments that meet the portfolio targets provided by the Adviser. The Adviser and Investment Consultant and certain of their affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. For example, the Adviser, Investment Consultant and their affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser and Investment Consultant. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser, Investment Consultant, their affiliates and each of their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management or service of the assets of other advisees of the Adviser, Investment Consultant and their affiliates. The Adviser, Investment Consultant and their respective employees will devote only as much of their time to the Fund’s business as the Adviser, Investment Consultant and their respective employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser, Investment Consultant, their respective employees and certain affiliates may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to the Fund.

Nevertheless, the Fund believes that the members of the Adviser’s and Investment Consultant’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its affiliates and executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer or affiliate devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

Compensation Arrangements

The Adviser may receive substantial fees from the Fund in return for its services, and these fees could influence the advice provided by the Adviser. Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to offerings of equity by the Fund, which allow the Adviser to earn increased Investment Management Fees.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to qualify annually as a RIC under the Code and to distribute all, or virtually all, of its net taxable income to its Common Shareholders each year. For any distribution, the Fund calculates each Common Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board. Unless Common Shareholders elect to receive distributions in the form of cash, the Fund intends to make its ordinary distributions in the form of additional Shares under the DRIP. Any distributions reinvested under the DRIP will nevertheless remain subject to U.S. federal (and applicable state and local) income taxation to Common Shareholders. The Fund may finance its cash distributions to Common Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including Fund Investments), non-capital gains proceeds from the sale of assets (including Fund Investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Companies and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.

Each year a statement on IRS Form 1099-DIV (or successor form), identifying the character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the distributions, will be mailed to Common Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “CERTAIN TAX CONSIDERATIONS.” There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

The Fund intends to qualify each year, as a RIC under the Code. To maintain RIC status, the Fund must, among other things, distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any and 90% of its net tax-exempt income, if any. A RIC may satisfy the 90% distribution requirement by distributing dividends (other than capital gain dividends) during the taxable year (including dividends declared in October, November or December of a taxable year that, if paid in the following January, are treated as paid by the RIC and received by its shareholders in the prior taxable year). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of the Code. If a RIC makes a spillover dividend, the amounts will be included in IRS Form 1099-DIV for the calendar year in which the spillover dividend is paid.

The Fund can offer no assurance that it will achieve results that will permit the Fund to pay any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes the Fund to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of the Fund’s borrowings. See “CERTAIN TAX CONSIDERATIONS.”

The Fund has adopted an “opt out” dividend reinvestment plan for Common Shareholders. As a result, if the Fund makes a distribution, then Common Shareholders have their distributions reinvested in additional Shares unless they specifically “opt out” of the DRIP so as to have their distributions paid in cash. See “CERTAIN TAX CONSIDERATIONS.”

DIVIDEND REINVESTMENT PLAN

The Fund has adopted an “opt out” dividend reinvestment plan pursuant to which all Common Shareholders will have the full amount of their cash distributions reinvested in additional Shares unless a Common Shareholder elects otherwise. Any distributions of the Fund’s Shares pursuant to the DRIP are dependent on the continued registration of the Fund’s securities or the availability of an exemption from registration in the recipient’s home state. Participants in the DRIP are free to elect to participate or terminate participation in the DRIP within a reasonable time as specified below.

If you elect not to participate in the DRIP, you will receive any distributions the Fund declares in cash. For example, if the Board authorizes, and the Fund declares, a distribution, then unless you have “opted-out” of the DRIP, you will have your cash distributions reinvested in additional Shares, rather than receiving the cash distributions. The Fund expects to coordinate distribution payment dates so that the same net asset value that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase net asset value for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

If you wish to participate in the DRIP and receive your distribution in additional Shares, no action will be required on your part to do so. Investors that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s application or by notifying the Administrator in writing at Bow River Capital Evergreen Fund, c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212. Such written notice must be received by the Administrator 60 days prior to the record date of the distribution or the Common Shareholder will receive such distribution in shares through the DRIP. If Shares are held by a broker or other financial intermediary, in some circumstances a Common Shareholder may “opt out” of the DRIP by notifying its broker or other financial intermediary of such election. Please check with your broker or other financial intermediary for more details.

There are no selling commissions, dealer manager fees or other sales charges to you as a result of your participation in the DRIP. The Fund pays the Administrator’s fees under the DRIP. If you receive your ordinary cash distributions in the form of Shares as part of the DRIP, you generally are subject to the same U.S. federal, state and local tax consequences as you would be had you elected to receive your distributions in cash.

Your basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the total dollar amount of the distribution payable in cash. Any Shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the Shares are credited to your account. The Fund reserves the right to amend, suspend or terminate the DRIP. You may terminate your account under the DRIP by notifying the Administrator at Bow River Capital Evergreen Fund, c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212, or by calling the Administrator at (888) 330-3350.

All correspondence concerning the DRIP should be directed to the Administrator by mail at Bow River Capital Evergreen Fund, c/o UMB Fund Services, 235 West Galena Street, Milwaukee, WI 53212, or by calling the Administrator at (888) 330-3350.

OUTSTANDING SECURITIES

As of July 3, 2024, there were 11,583,375 Class I Shares and 731,861 Class II Shares of the Fund outstanding.

REPURCHASES OF SHARES

No Right of Repurchase

The Fund is not a liquid investment. No Common Shareholder (or other person holding Shares acquired from a Common Shareholder) will have the right to require the Fund to repurchase its Shares. No public market exists for Shares, and none is expected to develop. Consequently, Common Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases

Under normal circumstances, the Fund intends to provide a limited degree of liquidity to Common Shareholders through a combination of semi-annual repurchase offers (each, a “Required Repurchase”) and Board-determined repurchase offers (each, a “Discretionary Repurchase”). The aggregate value of Shares to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Shares.

For each Required Repurchase offer, the Board will set an amount between 5% and 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Common Shareholders’ desire for liquidity. A Common Shareholder whose Shares (or a portion thereof) are repurchased by the Fund will not be entitled to a return of any sales charge that was charged in connection with the Common Shareholder’s purchase of the Shares. Required Repurchase offers will be conducted with a Repurchase Pricing Date (as defined below).

For each Discretionary Repurchase offer, the Board may determine to cause the Fund to offer to repurchase Shares from Common Shareholders, including the Adviser and its affiliates, pursuant to written tenders by Common Shareholders. The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct Discretionary Repurchases of no more than 5% of the Fund’s net assets each calendar quarter following a Required Repurchase (i.e., twice per year). While the Board will consider the recommendation of the Adviser, the Board also may consider the following factors, among others, in determining whether to cause the Fund to make a Discretionary Repurchase offer and the number of Shares to be repurchased:

•        whether any Common Shareholders of the Fund have requested to tender Shares to the Fund;

•        the working capital and liquidity requirements of the Fund;

•        the relative sizes of the repurchase requests and the Fund;

•        the past practice of the Fund in repurchasing Shares in the Fund;

•        the condition of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•        the anticipated U.S. federal income tax consequences of any proposed repurchases of Shares in the Fund; and

•        the Fund’s investment plans, the liquidity of its assets (including fees and costs associated with liquidating Fund Investments), and the availability of information as to the value of its interests in underlying Portfolio Companies, Portfolio Funds and other Fund Investments.

As described above, in certain circumstances the Board may determine not to conduct a Discretionary Repurchase offer, or to conduct a Discretionary Repurchase offer of less than 5% of the Fund’s net assets. In particular, during periods of financial market stress, the Board may determine that some or all of the Fund Investments cannot be liquidated at their fair value, making a determination not to conduct Discretionary Repurchase offers more likely. Discretionary Repurchases may be offered at any amount, as determined by the Board, or not at all.

For each Required Repurchase or Discretionary Repurchase, Shares will be repurchased at their NAV determined as of the close of regular trading (4:00 p.m. Eastern Time) on the New York Stock Exchange, as applicable (each such date, a “Repurchase Pricing Date”). Common Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately fourteen (14) days prior to the Repurchase Pricing Date. Common Shareholders who tender may not have all of the tendered Shares repurchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a Common Shareholder requests to be repurchased. In such an event, the Fund may repurchase only a pro rata portion of the amount tendered by each Common Shareholder. In certain circumstances and consistent with Section 23 of the Investment Company Act and Rule 23c-2 thereunder, the Board may require a Common Shareholder to tender its Shares.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Common Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Common Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Common Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Common Shareholder.

A Common Shareholder who tenders for repurchase only a portion of their Shares in the Fund will be required to maintain a minimum account balance of $25,000 for Class II Shares and $100,000 for Class I Shares. Subject to certain requirements under the Investment Company Act and Rule 23c-3 thereunder, if a Common Shareholder tenders a portion of their Shares and the repurchase of that portion would cause the Common Shareholder’s account balance to fall below these respective required minimums, the Fund reserves the right to repurchase all of such Common Shareholder’s outstanding Shares or reduce the amount to be repurchased from a Common Shareholder so that the required capital balance is maintained. Such minimum capital account balance requirement may also be waived by the Board or by the Adviser in its sole discretion, subject to applicable U.S. federal securities laws.

Repurchase Procedures

The Fund has adopted a fundamental policy to conduct semi-annual repurchase offers at NAV, reduced by any applicable repurchase fee. Therefore, every six months, the Fund will conduct Required Repurchases at NAV per Share no less than 5% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The Fund currently intends to conduct Required Repurchases between 5% and 25% of the Fund’s outstanding Shares each semi-annual period, but this amount may be lowered in the sole discretion of the Board, so long as the amount is no less than 5% of Fund Shares outstanding. The offer to conduct Required Repurchases is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act).

The Fund may suspend or postpone a Required Repurchase offer only: (a) if making or effecting the Required Repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an SEC-declared emergency exists, as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Common Shareholders of the Fund.

Additionally, as discussed above, and subject to the considerations described above, it is expected that there will be a Discretionary Repurchase Date in the calendar quarter immediately following the first Required Repurchase (or such earlier or later date as the Board may determine). Discretionary Repurchases may be offered at any amount, as determined by the Board, or not at all.

The Board will determine if the Fund will offer Discretionary Repurchases pursuant to written tenders only on terms that the Board determines to be fair to the Fund and Common Shareholders. The amount due to any Common Shareholder whose Shares are repurchased will be equal to the value of the Common Shareholder’s Shares being repurchased, based on the Fund’s NAV, as of the Repurchase Pricing Date, after reduction for all fees and expenses of the Fund for all periods through the Repurchase Pricing Date (including, without limitation, the Investment

Management Fee, Administration Fee, and any Early Repurchase Fee (as defined below), any required U.S. federal tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased.

Common Shareholders will be notified in writing of a Required Repurchase or Discretionary Repurchase and the date the repurchase offer ends (the “Repurchase Request Deadline”). For each Required Repurchase or Discretionary Repurchase, Shares will be repurchased at the NAV per Share determined as of the close of regular trading (4:00 p.m. Eastern Time) on the New York Stock Exchange, no later than the fourteenth day after the Repurchase Request Deadline, or the next business day if the fourteenth day is not a business day (each a “Repurchase Pricing Date”).

Common Shareholders will be notified in writing about each Required Repurchase or Discretionary Repurchase, how they may request that the Fund repurchase their Shares, and the Repurchase Request Deadline. Shares tendered for repurchase by Common Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline (the “Repurchase Offer Amount”). The time between the notification to Common Shareholders and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Shareholder Notification will contain information Common Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Common Shareholders may ascertain the NAV per Share after the notification date. Payment pursuant to the repurchase will be made by checks to the Common Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

If Common Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Common Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may (i) accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than one hundred shares and who tender all of their Shares, before prorating Share tenders by others; or (ii) accept by lot Shares tendered by common shareholders who tender all Shares held by them and who, when tendering their Shares, elect to have all or none or at least a minimum amount or none accepted, if the company first accepts Shares tendered by common shareholders who do not so elect. With respect to any required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan, it is the obligation of the Common Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Common Shareholders in the aggregate tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Common Shareholder.

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to Common Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Common Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

Each Common Shareholder whose Shares have been accepted for repurchase will continue to be a Common Shareholder of the Fund until a Repurchase Date (and thereafter if the Common Shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the Repurchase Date. Moreover, the account maintained in respect of a Common Shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through a Repurchase Pricing Date, and such Common Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Repurchase Date.

Payments for repurchased Shares may require the Fund to liquidate Fund Investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

Early Repurchase Fees

A 2.00% early repurchase fee (the “Early Repurchase Fee”) will be charged by the Fund with respect to any repurchase of Shares from a Common Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Common Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Common Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Common Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. An Early Repurchase Fee payable by a Common Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Common Shareholder.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares.

A Common Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 for Class II Shares and $100,000 for Class I Shares. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. Subject to certain requirements under the Investment Company Act and Rule 23c-3 thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Common Shareholder so that the required account balance is maintained.

In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Common Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Common Shareholders.

Mandatory Repurchases by the Fund

In accordance with the terms and conditions of the Agreement and Declaration of Trust, the Fund may cause a mandatory repurchase of all or some of the Shares of a Common Shareholder, or any person acquiring Shares from or through a Common Shareholder, in the event that the Board determines or has reason to believe, in its sole discretion, that: (i) that Common Shareholder or person’s Shares have been transferred to, or has vested in, any person, by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of a Common Shareholder; (ii) ownership of the Shares by such Common Shareholder or other person will cause the Fund to be in violation of, or subject the Fund or the Adviser to additional registration or regulation under the securities, commodities, or other laws of the United States or any other jurisdiction; (iii) continued ownership of the Shares by such Common Shareholder may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Common Shareholders or to an undue risk of adverse tax or other fiscal consequences; (iv) any representation or warranty made by a Common Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true, or the Common Shareholder has breached any covenant made by it in connection with the acquisition of Shares; or (v) it would be in the best interests of the Fund for the Fund to cause a mandatory repurchase of such Shares in circumstances where the Board determines that doing so is in the best interests of the Fund in a manner as will not discriminate unfairly against any Common Shareholder. Any mandatory repurchase or redemption of Shares will be in accordance with Rule 23c-2 under the Investment Company Act.

TRANSFERS OF SHARES

No person shall become a substituted Common Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Common Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Common Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “ELIGIBLE INVESTORS.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Common Shareholder requesting the transfer to obtain, at the Common Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. The Board generally will not consent to a transfer of Shares by a Common Shareholder (i) unless such transfer is to a single transferee, or (ii) if, after the transfer of the Shares, each of the transferee and transferor own less than $25,000 worth of Shares. Each transferring Common Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Common Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Agreement and Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Common Shareholder unless and until the transferee becomes a substituted Common Shareholder as specified in the Agreement and Declaration of Trust. If a Common Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Common Shareholder.

By subscribing for Shares, each Common Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, and each other Common Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Common Shareholder in violation of the Agreement and Declaration of Trust or any misrepresentation made by that Common Shareholder in connection with any such transfer. The indemnification will not apply to actions of the Fund, the Board, the Adviser, or each other Common Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors that result from a willful misconduct, bad faith, reckless disregard or gross negligence in the performance of their duties.

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund calculates its net asset value as of the close of regular trading (4:00 p.m. Eastern Time) on the New York Stock Exchange on the last business day of each calendar week, each business day for the five business days preceding a repurchase request deadline (at such specific time set by the Board), each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

The Board has approved valuation procedures for the Fund, consistent with the Adviser’s valuation policy (the “Valuation Policy”), and has approved the delegation of the day-to-day work of determining fair values and pricing responsibility for the Fund to the Adviser (“Valuation Designee”), subject to the oversight of the Board. The valuation of the Fund’s investments is performed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 820 — Fair Value Measurements and Disclosures.

Securities that are publicly traded on a U.S. national securities exchange or any foreign stock exchange and for which a quoted market exists will be valued at the closing price of such securities based on their respective market.

Debt instruments for which market quotations are readily available are typically valued based on such market quotations. In validating market quotations, the Valuation Designee considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value. The Valuation Designee makes use of reputable financial information providers in order to obtain the relevant quotations.

For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments) the fair value is determined in good faith by the Valuation Designee. In determining the fair values of these investments, the Valuation Designee will typically apply widely recognized valuation methodologies including, but not limited to, income approach, market approach, cost approach and third-party valuations. In order to determine a fair value, these methods are applied to the latest information as of the Determination Date provided by the underlying portfolio companies or other business counterparties, to the extent that such information is available and deemed reliable.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. Dollars using foreign exchange rates as of the Determination Date provided by a recognized pricing service.

Primary and secondary investments in private equity funds are generally valued based on the latest net asset value as of the Determination Date reported by the third-party fund manager (“Practical Expedient”) unless such Practical Expedient is determined by the Valuation Designee to not reflect fair value.

The Fund will also review any cash flows since the reference date of the last net asset value for a private equity fund received by the Fund from a third-party manager until the Determination Date are recognized by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the net asset value as reported by the Portfolio Fund Manager.

In addition to tracking the net asset value plus related cash flows of such Portfolio Funds, the Valuation Designee also intends to track relevant broad-based and issuer (or fund) specific valuation information relating to the assets held by each private equity fund which is reasonably available at the time the Fund values its investments. The Valuation Designee will consider such information and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager does not represent the fair value of a particular asset held by a Portfolio Fund. If the Valuation Designee concludes in good faith that the latest net asset value reported by a Portfolio Fund Manager does not represent fair value (e.g., there is more current information regarding a portfolio asset which significantly changes its fair value) the Valuation Designee will make a corresponding adjustment to reflect the current fair value of such asset within such Portfolio Fund. In determining the fair value of assets held by Portfolio Funds, the Valuation Designee applies valuation methodologies as outlined above.

The use of a price from a secondary investments requires considerable judgment to determine whether it is indicative of fair value because secondary investments are negotiated, and the transaction price may be influenced by factors beyond fair value and based on assumptions and return expectations that are unique to the counterparties.

Determining fair value involves subjective judgments, and it is possible that the fair value determined by the Valuation Designee for an investment may differ materially from the value that could be realized upon the ultimate sale of the investment. There is no single standard for determining fair value of an investment. Rather, in determining the fair value of an investment for which there are no readily available market quotations, the Valuation Designee may consider a number of factors (to the extent that inputs related to such factors are available), including, but not limited to, pre-acquisition and annual financial reporting summaries from a Portfolio Fund, comparable company factors, including fundamental analytical data relating to the investment, the nature and duration of any restriction on the disposition of the investment, the cost of the investment at the date of purchase, the liquidity of the market for the investment, the price of such investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the investment to be valued in recent verifiable transactions. Fair value prices are estimates, and there is no assurance that such a price will be at or close to the price at which the investment is next quoted or next trades.

Notwithstanding the above, Portfolio Fund Managers may adopt a variety of valuation bases and provide differing levels of information concerning Portfolio Funds and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. Neither the Valuation Designee or the Board will be able to confirm independently the accuracy of valuations provided by the Portfolio Fund Managers (which are generally unaudited).

The Adviser and its affiliates act as investment advisers to other clients that invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Investment Management Fee, are accrued on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value and the Fund if the judgments of the Valuation Designee regarding appropriate valuations should prove incorrect.

CERTAIN TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a Common Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations under the Code, rulings of the IRS, and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other federal, state or local agency, or opinion of counsel, with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership and disposition of Shares.

Taxation as a RIC

As a RIC, in any taxable year with respect to which the Fund distributes at least 90% of the sum of the Fund’s: (i) “investment company taxable income,” which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends paid and (ii) net tax-exempt interest income (which is the excess of the Fund’s gross tax-exempt interest income over certain disallowed deductions), the Fund generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that the Fund distributes to its Common Shareholders. The Fund intends to distribute, in its Shares and/or cash, annually, all or substantially all of such income. To the extent that the Fund retains its net capital gains for investment or any investment company taxable income, the Fund will be subject to U.S. federal income tax. The Fund may choose to retain its net capital gains for investment or some of its investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax (described below).

The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Common Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Common Shareholder, and such Common Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Common Shareholder’s cost basis for its Shares. A Common Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Common Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Common Shareholder’s gross income over the tax deemed paid by the Common Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Common Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Common Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax (the “Excise Tax”) on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). For purposes of the required Excise Tax distribution, the income and gains of Portfolio Funds are expected to be treated as arising in the hands of the Fund at the time realized and recognized by the Portfolio Funds. While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the Excise Tax, sufficient amounts of the Fund’s taxable income and capital gains may not be distributed to avoid entirely the imposition of the Excise Tax. In that event, the Fund will be liable for the Excise Tax only on the amount by which the Fund does not meet the Excise Tax Avoidance Requirement.

Given the difficulty of estimating Fund income and gains in a timely fashion and the illiquidity of certain of the Fund’s investments, the Fund may very well be liable for a 4% excise tax on some portion of its income and gains of the Fund in some years.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

•        derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “Source of Income Test”); and

•        diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

•        at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer; and

•        no more than 25% of the value of the Fund’s assets are invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than the securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or (iii) the securities of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

The Fund is authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the Investment Company Act, the Fund is not permitted to make distributions to its Common Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the Fund’s distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s qualification as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Fund Investments

The Fund may invest a portion of its assets in Portfolio Funds that are classified as partnerships for U.S. federal income tax purposes.

An entity that is properly treated as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its allocable share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from a Portfolio Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in Portfolio Funds, and the Fund might have to sell shares of the Fund, in each case including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.

In addition, the character of a partner’s allocable share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Portfolio Funds classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the Source of Income Test. To meet the Source of Income Test, the Fund may structure some of its investments in a way potentially increasing the taxes imposed thereon or in respect thereof, such as through a subsidiary corporation. Moreover, because the Fund may not have timely or complete information concerning the amount and sources of a Portfolio Fund’s income until such income has been earned by the Portfolio Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to ensure that it satisfies the Source of Income Test.

Furthermore, it may not always be entirely clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Portfolio Funds that are classified as partnerships for federal income tax purposes. The Fund has engaged the services of a third-party service provider to collect, aggregate and analyze data on the Fund’s direct and indirect investments in order to ensure that the Fund meets the asset diversification test. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, the Fund will be required to pay taxes in order to take advantage of the cure if the failure is not de minimis (which taxes may be substantial), and there may be constraints on the Fund’s ability to dispose of its interest in an Investment Fund that limit utilization of this cure period.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to maintain its tax treatment as a RIC can limit its ability to acquire or continue to hold positions in Portfolio Funds that would otherwise be consistent with their investment strategy or can require the Fund to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to Investors.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include the direct investments, activities, income, gain, and loss of the Fund, as well as those indirectly attributable to the Fund as result of the Fund’s investment in any Portfolio Fund (or other entity) that is properly treated as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may decide to make certain tax elections, may be required to borrow money, or may be required to dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a RIC.

Investments the Fund makes in securities issued at a discount or providing for deferred interest or paid-in-kind interest are subject to special tax rules that will affect the amount, timing, and character of distributions to the Fund’s Common Shareholders. For example, with respect to securities issued at a discount, the Fund will generally be required to accrue daily, as income, a portion of the discount and to distribute such income each year to maintain the Fund’s qualification as a RIC and to avoid U.S. federal corporate income tax and the Excise Tax. Since in certain circumstances the Fund may recognize income before or without receiving cash representing such income, the Fund may have difficulty making distributions in the amounts necessary to satisfy the Annual Distribution Requirement and for avoiding U.S. federal income and the Excise Tax. Accordingly, the Fund may have to sell some of its investments at times the Fund would not consider advantageous, raise additional debt or equity capital, or reduce new investment originations to meet these distribution requirements. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify as a RIC and thereby be subject to corporate-level U.S. federal income tax.

In the event the Fund invests in foreign securities, the Fund may be subject to withholding and other foreign taxes with respect to those securities. The Fund does not expect to satisfy the requirement to pass through to the Fund’s Common Shareholders their share of the foreign taxes paid by the Fund.

The Fund may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). It is possible that one or more such entities in which the Fund invests could be treated under the Code and Treasury Regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investments in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require the Fund to recognize income when the Fund does not receive a corresponding payment in cash and to make distributions with respect to such income in order to maintain the Fund’s qualification as a RIC. Under such circumstances, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Under certain circumstances an investment in a passive foreign investment company could result in a tax to the Fund and/or an increase in the amount of taxable distributions by the Fund.

Failure to Qualify as a RIC

If the Fund failed to satisfy the annual Source of Income Test or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund failed to qualify for treatment as a RIC and such relief provisions did not apply, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate U.S. federal income tax rates (and the Fund also would be subject to any applicable state and local taxes), regardless of whether the Fund made any distributions to Common Shareholders. The Fund would not be able to deduct distributions to its Common Shareholders, nor would the Fund be required to make distributions to its Common Shareholders for U.S. federal income tax purposes. Any distributions the Fund made generally would be taxable to its U.S. Common Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the 20% maximum U.S. federal income tax rate applicable to individuals and other non-corporate U.S. Common Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Common Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Common Shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of Title A, Chapter 1, of the Code for at least one year prior to disqualification and that re-qualify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to U.S. federal income tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized during the 10-year period after its requalification as a RIC, unless it made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of its requalification as a RIC. The Fund may decide to be taxed as a regular corporation (thereby becoming subject to U.S. federal income and other taxes as set forth above) even if it would otherwise qualify as a RIC if it determines that treatment as a corporation for a particular year would be in its best interests.

Taxation of U.S. Shareholders

A “U.S. Shareholder” for purposes of this discussion is a beneficial owner of Shares that is for U.S. federal income tax purposes:

•        a citizen or individual resident of the United States;

•        a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state or the District of Columbia;

•        a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such “qualifying dividends” may be eligible for a reduced rate of U.S. federal income tax. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum U.S. federal income tax rate of 20% (plus 3.8% net investment income tax) in the case of individuals, trusts or estates, regardless of the U.S. Shareholder’s holding period for its Shares and regardless whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

In the event that the Fund retains any net capital gains, the Fund may designate the retained amounts as undistributed capital gains in a notice to the Fund’s Common Shareholders. If a designation is made, Common Shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate U.S. federal income tax paid by the Fund. In addition, the tax basis of Shares owned by a U.S. Shareholder would be increased by an amount equal to the difference between (i) the amount included in the U.S. Shareholder’s income as long-term capital gains and (ii) the U.S. Shareholder’s proportionate share of the corporate U.S. federal income tax paid by the Fund.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of distributions paid for that year, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to Common Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by the Fund and received by the Fund’s U.S. Shareholders on December 31 of the year in which the distribution was declared.

A U.S. Shareholder participating in the DRIP will be taxed on the amount of such distribution in the same manner as if such U.S. Shareholder had received such distribution in cash. Any stock received in a purchase under the DRIP will have a holding period for tax purposes commencing on the day following the day on which Shares are credited to a U.S. Shareholder’s account.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held its Shares for more than twelve months. Otherwise, the gain will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. Shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the same 21% rate that applies to ordinary income. Individual Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year but may carry back such losses for three years or carry forward such losses for five years.

The Code requires the Fund to report U.S. Shareholders’ cost basis, gain/loss, and holding period to the IRS on IRS Forms 1099 when “covered” securities are sold. For purposes of these reporting requirements, all of the Fund’s Shares acquired by non-tax-exempt Common Shareholders, including those acquired through the DRIP, will be considered “covered” securities. The Fund has chosen FIFO (“first-in, first-out”) as the Fund’s default tax lot identification method for all Common Shareholders. A tax lot identification method is the way the Fund will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. The Fund’s default tax lot identification method is the method “covered” securities will be reported on your IRS Form 1099 if you do not select a specific tax lot identification method. You may choose a method different from the Fund’s standing method and will be able to do so from the time you are admitted as a Common Shareholder up through and until the sale of the “covered” securities. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” You are encouraged to refer to the appropriate Treasury Regulations or consult your tax adviser with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method.

The Fund may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 24%, from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such U.S. Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such U.S. Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to an additional 3.8% tax on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to the Shares, and net gain attributable to the disposition of Shares (in each case, unless such Shares are held in connection with certain trades or businesses) but will be reduced by any deductions properly allocable to such distributions or net gain.

U.S. Shareholders should consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares, including applicable tax reporting obligations.

Taxation of Tax-Exempt Investors

Under current law, the Fund serves to prevent the attribution to Common Shareholders of unrelated business taxable income (“UBTI”) from being realized by most tax-exempt Common Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Common Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Common Shareholder borrows to acquire its Shares.

Taxation of Non-U.S. Shareholders

A “Non-U.S. Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Non-U.S. Shareholders should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.

Distributions of “investment company taxable income” to Non-U.S. Shareholders (other than U.S.-source interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally will be free of withholding, as discussed in the following paragraph) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable tax treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder. If the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.

Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its Non-U.S. status (including, in general, furnishing an IRS Form W-8BEN (for individuals), IRS Form W-8BEN-E (for entities) or an acceptable substitute or successor form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States,) or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For corporate Non-U.S. Shareholders, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. Shareholder who is a non-resident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund or the Administrator with an IRS Form W-8BEN or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds and other non-U.S. persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any Non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each Non-U.S. Shareholder should consult its tax adviser regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such Non-U.S. Shareholder, which may include providing certain information in respect of such Non-U.S. Shareholder’s beneficial owners).

* * * * *

THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. EACH INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code impose certain requirements on employee benefit plans to which ERISA applies, and on those persons who are fiduciaries with respect to such plans. The Code imposes certain requirements on certain other plans (such as individual retirement accounts and Keogh plans (and their fiduciaries)) that, although not subject to ERISA, are subject to certain similar rules of the Code (such employee benefit plans subject to ERISA and such other plans, collectively, “Plans.”) In accordance with ERISA’s general fiduciary standards, before investing in the Fund, a Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Moreover, ERISA and the Code require that certain reporting and disclosure be made with respect to Plan assets, that Plan assets generally be held in trust, and that the indicia of ownership of Plan assets be maintained within the jurisdiction of district courts of the United States. Thus, a Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs.

Unless statutory or administrative exemptions are available, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving Plan assets and persons who have certain specified relationships to a Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code) and impose additional prohibitions on parties in interest and disqualified persons who are Plan fiduciaries. These prohibitions also apply with respect to any entity whose assets consist of Plan assets by reason of Plans’ investment in the entity. Certain prospective Plan investors may currently maintain relationships with the Adviser and/or entities that are affiliated with the Fund, and, as a result, one or more of such entities may be deemed to be a “party in interest” or “disqualified person” with respect to (including a fiduciary of) any such prospective Plan investor.

Because the Fund is registered as an investment company under the Investment Company Act, the assets of the Fund will not be deemed to constitute Plan assets.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA and the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND’S SALE OF SHARES TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER, INVESTMENT CONSULTANT, OR ANY OF THEIR AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

ELIGIBLE INVESTORS

Each prospective investor in the Fund is required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act. The criteria for qualifying as an “accredited investor” is set forth in the subscription document that must be completed by each prospective investor.

In addition, Shares are generally being offered only to investors that are either (i) U.S. persons for U.S. federal income tax purposes or (ii) non-U.S. persons that meet additional eligibility standards as defined by the Fund in its sole discretion. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor. Existing Common Shareholders who request to purchase additional Shares will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

Prospective investors that are non-U.S. persons under the Securities Act or for U.S. federal income tax purposes must request a copy of supplemental offering materials without charge by writing to Bow River Capital Evergreen Fund, c/o UMB Fund Services, 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (888) 330-3350. See “CERTAIN TAX CONSIDERATIONS — Taxation of Non-U.S. Shareholders.”

DESCRIPTION OF SHARES

The Fund is authorized to offer two separate classes of Shares designated as Class I Shares and Class II Shares. While the Fund presently expects to offer two classes of Shares, it may offer other classes of Shares as well in the future. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of the Class I Shares and Class II Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) the addition of sales loads; (7) any conversion features, as permitted under the Investment Company Act.

PURCHASING SHARES

Purchase Terms

Prospective investors may purchase shares in accordance with the instructions provided in the Fund’s subscription document, which each prospective investor is required to complete. A prospective investor must submit a completed subscription document to the Transfer Agent at least five business days prior to the Acceptance Date, as set forth in the Fund’s subscription document and notified to prospective investors. Subscriptions are generally also subject to the receipt of cleared funds on or prior to the Acceptance Date. Any amounts received from prospective investors by the Transfer Agent in advance of the initial or subsequent purchases are placed in a non-interest bearing account with the Transfer Agent prior to their investment in the Fund. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of shares would be unlawful). Unless otherwise required by law, any amount received in advance of purchase ultimately rejected by the Fund will be returned to the prospective investor.

The minimum initial investment in the Fund by any investor in Class I Shares is $250,000 and the minimum initial investment for Class II Shares is $50,000. However, the Fund reserves the right, in its sole discretion, to waive the minimum initial investment amounts for investments by current or retired officers and trustees of the Fund and other funds managed by the Adviser, as well as their family members; current or retired officers, directors and employees of the Adviser and certain participating affiliated companies of the Adviser; the immediate family members of any such officer, trustee or employee (including parents, spouses, children, fathers/mothers-in-law, daughters/sons-in-law, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the minimum initial investment amounts may be reduced in the discretion of the Adviser based on consideration of various factors, including the investor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time. The Fund, in the sole discretion of the Adviser, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as denominations are not less than $50,000 and incremental contributions are not less than $25,000.

Shares are generally offered for purchase once per month at the NAV per Share as of the last business day of such month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. Fractions of Shares will be issued to one one-thousandth of a Share.

The Fund has authorized one or more brokers to receive on its behalf purchase orders. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase order when an authorized broker, or if applicable, a broker’s authorized designee, receives the order. Customer orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due (i) four business days prior to the Acceptance Date (i.e., the last day of each calendar month), where funds are remitted by wire transfer, or (ii) ten business days prior to the Acceptance Date, where funds are remitted by check. A prospective investor must also submit a completed subscription document (including investor certifications) at least five business days before the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Common Shareholder until cleared funds have been received.

ADDITIONAL INFORMATION

Futures Transactions

The Fund currently intends to limit investments in commodity futures, commodity options contracts and swaps to below the de minimis thresholds adopted by the Commodity Futures Trading Commission (“CFTC”) in its 2012 amendments to Rule 4.5 (see below for a description of these thresholds). For this reason, the Adviser is not required to register as “commodity pool operators” (“CPO”) under the Commodity Exchange Act with respect to the Fund at this time.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order to claim an exemption from being considered a “commodity pool” or a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s position in such investments may not exceed 5% of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of those positions, as determined at the time the most recent position was established, may not exceed 100% of the net asset value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Adviser was required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations. Compliance with these additional registration and regulatory requirements would increase operational expenses. Other potentially adverse regulatory initiatives could also develop. A related CFTC proposal to harmonize applicable CFTC and SEC regulations could, if adopted, mitigate certain disclosure and operational burdens if CPO registration were required.

Rule 18f-4 under the Investment Company Act prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. Subject to certain conditions, if a fund qualifies as a “limited derivatives user,” as defined in Rule 18f-4, it is not subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC rescinded certain of its prior guidance regarding asset segregation and coverage requirements in respect of derivatives transactions and related instruments. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 permits a fund to enter into such transactions if the fund either (i) complies with the asset coverage requirements of Section 18 of the Investment Company Act, and combines the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio, or (ii) treats all reverse repurchase agreements or similar financing transactions as derivatives transactions for all purposes under Rule 18f-4. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. The Fund intends to be a limited derivatives user under Rule 18f-4 of the Investment Company Act. As a limited derivatives user, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a shareholder vote.as a limited derivatives user. Rule 18f-4 under the Investment Company Act may require the Fund to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments.

Subsidiaries

The Fund may make investments through wholly-owned subsidiaries. Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. Furthermore, the Fund complies with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with the Subsidiaries. The Subsidiaries also comply with Section 17 of the Investment Company Act relating to affiliated transactions and custody. In addition, the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Each investment adviser to any such Subsidiary will comply with Section 15 of the Investment Company Act with respect to advisory contract approval, including that (i) material amendments to any such Subsidiary’s advisory contract must be approved by the Fund’s shareholders or the Fund’s Board of Trustees in the manner and to the extent that the Fund’s advisory agreement must be approved by the Fund’s shareholders or the Fund’s Board of Trustees; and (ii) the Fund’s shareholders will have the ability to vote to terminate the Subsidiary’s advisory agreements to the extent that they can vote to terminate the Fund’s advisory agreement.

SUMMARY OF THE AGREEMENT AND DECLARATION OF TRUST

An investor in the Fund will be a Common Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Agreement and Declaration of Trust. A prospective investor and his or her adviser should carefully review the Agreement and Declaration of Trust as each Common Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Agreement and Declaration of Trust that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Agreement and Declaration of Trust.

Common Shareholders; Additional Classes of Shares

Persons who purchase Shares will be Common Shareholders of the Fund. The Adviser or Investment Consultant may invest in the Fund as a Common Shareholder.

In addition, to the extent permitted by the Investment Company Act, the Fund reserves the right to issue additional classes of Shares in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Shares offered in this Prospectus.

Liability of Common Shareholders

Under Delaware law and the Agreement and Declaration of Trust, each Common Shareholder will be liable for the debts and obligations of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto prior to withdrawal) and a Common Shareholder, in the sole discretion of the Board, may be obligated to return to the Fund amounts distributed to the Common Shareholder, or the Board may reduce any amount payable by the Fund to a Common Shareholder in respect of a repurchase of Shares, in accordance with the Agreement and Declaration of Trust in certain circumstances. See “REPURCHASES OF SHARES — Repurchases.”

Limitation of Liability; Indemnification

The Agreement and Declaration of Trust provides that the Trustees and former Trustees of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Common Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance or gross negligence of the duties involved in the conduct of their office or as otherwise required by applicable law. The Agreement and Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and former Trustees of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Common Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. None of these persons shall be personally liable to any Common Shareholder for the repayment of any positive balance in the Common Shareholder’s capital account or for contributions by the Common Shareholder to the capital of the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the Agreement and Declaration of Trust shall not be construed so as to limit liability or provide for indemnification of the Trustees and former Trustees of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Agreement and Declaration of Trust to the fullest extent permitted by law.

Amendment of the Agreement and Declaration of Trust

The Agreement and Declaration of Trust may generally be amended, in whole or in part, with the approval of a majority of the Board (including a majority of the Independent Trustees, if required by the Investment Company Act) and without the approval of the Common Shareholders unless the approval of Common Shareholders is required under the Investment Company Act. However, certain amendments to the Agreement and Declaration of Trust involving capital accounts and allocations thereto may not be made without the written consent of each Common Shareholder materially adversely affected thereby or unless each Common Shareholder has received written notice of the amendment and any Common Shareholder objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to have all of its Shares repurchased by the Fund.

Term, Dissolution, and Liquidation

The Fund shall be dissolved:

(1)    upon the affirmative vote to dissolve the Fund by either (i) a majority of the Trustees of the Board, or (ii) Common Shareholders holding at least three-quarters (3/4) of the total number of votes eligible to be cast by all Common Shareholders; or

(2)    as required by operation of law.

Upon the occurrence of any event of dissolution, one or more Trustees of the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint one or more Trustees of the Board or the Adviser to act as liquidator or is unable to perform this function) is charged with winding up the affairs of the Fund and liquidating its assets. Upon the liquidation of the Fund, after establishment of appropriate reserves for contingencies in such amounts as the Board or the liquidator, as applicable, deems appropriate in its sole discretion, the Fund’s assets will be distributed: (i) first to satisfy the debts, liabilities, and obligations of the Fund (other than debts to Common Shareholders) including actual or anticipated liquidation expenses; (ii) next to repay debts, liabilities and obligations owing to the Common Shareholders; and (iii) finally to the Common Shareholders (including the Adviser) proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Common Shareholders in facilitating an orderly liquidation.

The Board may, in its sole discretion, and if determined to be in the best interests of the Common Shareholders, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of the Fund. The use of a liquidating trust would be subject to the regulatory requirements of the Investment Company Act and applicable Delaware law, and could result in additional expenses to the Common Shareholders.

The Agreement and Declaration of Trust provides that by virtue of becoming a shareholder of the Trust, each shareholder shall be held expressly to have agreed to be bound by the provisions of the Agreement and Declaration of Trust. The Agreement and Declaration of Trust provides a detailed process for the bringing of derivative actions by shareholders for claims other than U.S. federal securities law claims. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Trustees. The Agreement and Declaration of Trust details conditions that must be met with respect to the demand. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. The Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The Trust’s process for bringing derivative suits may be more restrictive than other investment companies. The process for derivative actions for the Trust also may make it more expensive for a shareholder to bring a suit than if the shareholder was not required to follow such a process. Such process for derivative actions does not apply to claims brought under the U.S. federal securities laws.

Further, the Trust’s Amended By-Laws require that actions by shareholders against the Fund be brought only in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction (“Exclusive Jurisdictions”) and that the right to jury trial be waived to the fullest extent permitted by law. Other investment companies may not be subject to similar restrictions. In addition, the designation of Exclusive Jurisdictions may make it more expensive for a shareholder to bring a suit than if the shareholder was permitted to select another jurisdiction. Also, the designation of Exclusive Jurisdictions and the waiver of jury trials limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder. A court may choose not to enforce these provisions. The Exclusive Jurisdiction provisions under the Fund’s Amended By-Laws do not apply to claims arising under the U.S. federal securities laws.

Notwithstanding any of the foregoing, the Fund and any investor in the Fund cannot waive compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

REPORTS TO COMMON SHAREHOLDERS

The Fund will furnish to Common Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates sending Common Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

FISCAL YEAR

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

The Board has selected Cohen & Company, Ltd., located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115 as the independent registered public accounting firm for the Fund.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees of the Fund.

INQUIRIES

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to: Bow River Advisers, LLC, located at 205 Detroit Street, Suite 800, Denver, Colorado.

STATEMENT OF ADDITIONAL INFORMATION

Bow River Capital Evergreen Fund

Class I Shares

Class II Shares

Dated July 29, 2024

c/o Bow River Advisers, LLC
205 Detroit Street, Suite 800
Denver, Colorado 80206
(303) 861-8466

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of Bow River Capital Evergreen Fund (the “Fund”) dated July 29, 2024 as it may be further amended or supplemented from time to time. This SAI is incorporated by reference in its entirety into the Prospectus. The Fund’s audited financial statements and financial highlights appearing in the annual report to Shareholders for the fiscal period ended March 31, 2023 (the “Annual Report”) are incorporated by reference into this SAI. No other part of the Annual Report is incorporated by reference herein. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell shares of the Fund (“Shares”) and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

S-i

INVESTMENT POLICIES AND PRACTICES

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. At the present time the Shares are the only outstanding voting securities of the Fund. As defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the common shareholders of the Fund (the “Common Shareholders”), duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. The Fund may not:

1)      Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the “SEC”) or any other applicable authority.

2)      Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

3)      Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

4)      Make loans, except through purchasing fixed-income securities (including whole loans, whether senior or subordinated, “Payment-In-Kind” or “PIK” securities, other mezzanine securities or participations in any of the foregoing), lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

5)      Purchase, hold, deal in or sell real estate, except as permitted under the Investment Company Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

6)      Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

7)      Invest 25% or more of the value of its total assets in the securities of issuers that Bow River Advisers, LLC (the “Adviser”) determines are engaged in any single industry or group of industries, except that U.S. government securities and repurchase agreements collateralized by U.S. government securities may be purchased without limitation. The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries or group of industries. The Fund will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry.1

____________

1        The Fund will consider the investments of any affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except the Fund’s policy on borrowings, Fundamental Restriction (2) set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Adviser will use the Global Industry Classification Standard (i.e. GICS) to classify industries. GICS presents industry classifications as a series of levels (e.g. sector, industry group, industry and sub-industry). The Fund’s investment policies and restrictions do not apply to the activities and the transactions of the closed-end private funds (“Portfolio Funds”) in which the Fund invests, but will apply to investments made by the Fund directly (or any account consisting solely of the Fund’s assets).

Under Section 18 of the Investment Company Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the Investment Company Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The Investment Company Act also provides that the Fund may not declare distributions or purchase its Shares (including through repurchase offers) if, immediately after doing so, it will have an asset coverage of less than 300% or 200%, as applicable. The Fund does not have the exemptive relief required to allow it to borrow from affiliated investment companies or other affiliated persons of the Fund.

In addition to the above, the Fund has adopted the following additional fundamental policies:

1)      it will make semi-annual repurchase offers for no less than for 5% and not more than 25% (except as permitted by Rule 23c-3 under the Investment Company Act (“Rule 23c-3”) of the Shares outstanding at per-class net asset value (“NAV”) per Share (measured on the repurchase request deadline) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements;

2)     each repurchase request deadline will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to Common Shareholders of the repurchase offer; and

3)      each repurchase pricing date will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.

Therefore, every six months, the Fund will conduct repurchases at per-class NAV per Share of no less than 5% of the outstanding Shares of the Fund (“Required Repurchases”), unless such offer is suspended or postponed in accordance with regulatory requirements. The offer to conduct Required Repurchases is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act).

The Adviser also anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets generally for each calendar quarter following a Required Repurchase (each, a “Discretionary Repurchase”). While the Board may consider the recommendation of the Adviser and anticipates that each Discretionary Repurchase will be offered for each calendar quarter following a Required Repurchase (i.e. twice per year), any Discretionary Repurchase of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion.

The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Trustees of the Fund (the “Board”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares. The Fund’s fundamental policies, which are listed above, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND
AND THE RELATED RISKS

As discussed in the Prospectus, the Fund may gain access to private assets through a number of different approaches including: (i) direct investments in the equity or debt of operating companies (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”); (ii) secondary purchases of interests in closed-end private funds (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”); (iii) primary fund commitments; (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments, including listed private equity and ETFs; and (vi) short-term investments, including money market funds and short term treasuries. The Fund may gain such exposure through a direct investment in the targeted investment entity or indirectly through pooled vehicles or special purpose vehicles managed by the Adviser, any of its affiliates or third parties. The Fund may make investments through wholly-owned subsidiaries. Such subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any subsidiaries. This section provides additional information about various types of investments and investment techniques that may be employed by the Fund or by Portfolio Funds in which the Fund invests. Many of the investments and techniques described in this section may be based in part on the existence of a public market for the relevant securities. To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Fund or of the Portfolio Funds; however, there is no limit on the types of investments the Portfolio Funds may make and certain Portfolio Funds may use such investments or techniques extensively. Similarly, there are few limits on the types of investments the Fund may make. Accordingly, the descriptions in this section cannot be comprehensive. Any decision to invest in the Fund should take into account (i) the possibility that the Portfolio Funds may make virtually any kind of investment, (ii) that the Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above) and (iii) that all such investments will be subject to related risks, which can be substantial.

Equity Securities

The Fund’s and/or a Portfolio Fund’s portfolio may include investments in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. The Fund and/or a Portfolio Fund also may invest in depositary receipts relating to foreign securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities. Given the private equity focus of the Fund, there is expected to be no liquid market for a majority of such investments.

Common Stock

Common stock or other common equity issued by a corporation or other entity generally entitles the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claims of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stock

Preferred stock or other preferred equity generally has a preference as to dividends and, in the event of liquidation, to an issuer’s assets, over the issuer’s common stock or other common equity, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate but, unlike interest payments on debt securities, preferred stock dividends are generally payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock, or other securities that may be converted into or exchanged for a specified amount of common equity of the same or different issuer within a specified period of time at a specified price or based on a specified formula. In many cases, a convertible security entitles the holder to receive interest or a dividend that is generally paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields (i.e., rates of interest or dividends) than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock into which they are convertible due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. The Fund’s and/or the Portfolio Funds’ investments in convertible securities are expected to primarily be in private convertible securities, but may be in public convertible securities.

The value of a convertible security is primarily a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (determined by reference to the security’s anticipated worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value typically declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also increase or decrease the convertible security’s value. If the conversion value is low relative to the investment value, the convertible security is valued principally by reference to its investment value. To the extent the value of the underlying common stock approaches or exceeds the conversion value, the convertible security will be valued increasingly by reference to its conversion value. Generally, the conversion value decreases as the convertible security approaches maturity. Where no market exists for a convertible security and/or the underlying common stock, such investments may be difficult to value. A public convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may in some cases be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security is called for redemption, the holder will generally have a choice of tendering the security for redemption, converting it into common stock prior to redemption, or selling it to a third party. Any of these actions could have a material adverse effect and result in losses to the Fund.

Derivative Instruments

Although not a principal investment strategy, the Fund or the Portfolio Funds may use financial instruments known as derivatives. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity or other asset. Following are descriptions of certain derivatives that the Portfolio Funds may use. The same descriptions apply to the Fund, mutatis mutandis, to the extent that it engages in derivatives transactions. Certain risks associated with derivatives are described under “INVESTMENT RELATED RISKS — Derivative Instruments” in the Prospectus.

The use of derivatives is subject to operational and legal risks. Operational risks generally refer to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human error. Legal risks generally refer to risks of loss resulting from insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract.

The Adviser with respect to the Fund has filed a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Adviser and the Fund are not subject to regulation as a commodity pool or commodity pool operator under the CEA. If the Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses.

Options and Futures

A Portfolio Fund may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Portfolio Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and, in such cases, a Portfolio Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Portfolio Fund also may include options on baskets of specific securities.

A Portfolio Fund may purchase call and put options on specific securities or currencies and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security. The sale of such an option exposes the Portfolio Fund, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security and to the possibility that it might hold the underlying security in order to protect against depreciation in the market price of the security during a period when it might have otherwise sold the security. The seller of a covered call option assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.

A covered put option is a put option with respect to which the seller has a short position in the underlying security. The seller of a covered put option assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received and gives up the opportunity for gain on the underlying security below the exercise price of the option. If the seller of the put option owns a put option covering an equivalent number of shares with an exercise price equal to or greater than the exercise price of the put written, the position is “fully hedged” if the option owned expires at the same time or later than the option written. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The seller of a put option may also be required to place cash or liquid securities in a segregated account to ensure compliance with its obligation to purchase the underlying security. The sale of such an option exposes the Portfolio Fund during the term of the option to a decline in price of the underlying security while depriving the Portfolio Fund of the opportunity to invest the segregated assets.

A Portfolio Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Portfolio Fund would generally make a similar “closing sale transaction,” which involves liquidating its position by selling the option previously purchased. However, if deemed advantageous, the Portfolio Fund would be entitled to exercise the option.

A Portfolio Fund may enter into stock futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists, and an investor may look only to the broker for performance of the contract. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC. Therefore, the CFTC does not have the power to compel enforcement of the rules of the foreign exchange or the laws of the foreign country. Moreover, such laws or regulations will vary depending on the foreign country in which the transaction occurs. For these reasons, the Portfolio Funds may not be afforded certain of the protections that apply to domestic transactions, including the right to use domestic alternative dispute resolution procedures. In particular, funds received from customers to margin foreign futures transactions may not be provided the same protections as funds received to margin futures transactions on domestic exchanges. In addition, the price of any foreign futures or option contract and, therefore, the potential profit and loss resulting from that contract, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed and the foreign futures contract is liquidated or the foreign option contract is liquidated or exercised.

In addition to futures contracts traded on U.S. domestic markets or exchanges that are regulated by the CFTC or on foreign exchanges, Portfolio Funds may also trade certain futures either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. In addition, certain single stock futures and narrow-based security index futures may be traded over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC or on foreign exchanges.

Trading in futures involves risk of loss to the Portfolio Fund that could materially adversely affect the net asset value of the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Fund to substantial losses, which may result in losses to the Fund. In addition, the CFTC and various exchanges impose speculative position limits on the number of positions that each Portfolio Fund may indirectly hold or control in certain particular futures or options contracts. Many of the major U.S. exchanges have eliminated speculative position limits and have substituted position accountability rules that would permit the Portfolio Funds to trade without restriction as long as such Portfolio Funds can demonstrate the positions acquired were not acquired for the purpose of manipulating the market.

Successful use of futures by a Portfolio Fund depends on its ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The prices of all derivative instruments, including futures and options prices, are highly volatile. Price movements of forward contracts, futures contracts, and other derivative contracts in which a Portfolio Fund may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds are also subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

A stock index future obligates a Portfolio Fund to pay, or entitles it to receive, an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day. An interest rate future obligates a Portfolio Fund to purchase or sell an amount of a specific debt security at a future date at a specific price. A currency future obligates a Portfolio Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

Call and Put Options on Securities Indexes

A Portfolio Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and non-hedging purposes to pursue its investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Fund of options on stock indexes will be subject to the ability to correctly predict movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Yield Curve Options

A Portfolio Fund may enter into options on the yield “spread” or differential between two securities. Such transactions are referred to as “yield curve” options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease. The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Rights and Warrants

A Portfolio Fund may invest in rights and warrants. Rights (sometimes referred to as “subscription rights”) and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities that a Portfolio Fund has purchased. Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period. Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms. At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.

Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable a Portfolio Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Portfolio Fund’s risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

Swaps

A Portfolio Fund may enter into equity, interest rate, index, currency rate, total return and/or other types of swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Portfolio Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index).

Interest Rate, Mortgage and Credit Swaps

A Portfolio Fund may enter into interest rate swaps. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed note payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events.

Equity Index Swaps

A Portfolio Fund may enter into equity index swaps. Equity index swaps involve the exchange by a Portfolio Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities that usually includes dividends. A Portfolio Fund may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Currency Swaps

A Portfolio Fund may enter into currency swaps for both hedging and non-hedging purposes. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity that involves special investment techniques and risks. Incorrect forecasts of market values and currency exchange rates can materially adversely affect the Portfolio Fund’s performance. If there is a default by the other party to such a transaction, the Portfolio Fund will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps

A Portfolio Fund may enter into total return swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if a Portfolio Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

Swaptions

A Portfolio Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as “swaptions.” A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms.

Certain swap agreements into which a Portfolio Fund enters may require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, the Portfolio Fund’s current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps consists of the net amount of the payments that the Portfolio Fund is contractually obligated to make. If the other party to a swap defaults, the Portfolio Fund’s risk of loss consists of the net amount of the payments that the Portfolio Fund contractually is entitled to receive.

Forward Contracts

A forward contract is an agreement between two parties in which one party is obligated to deliver a stated amount of a stated asset at a specified time in the future and the other party is obligated to pay a specified amount for the asset at the time of delivery. The Fund may enter into forward contracts to purchase and sell government securities, income securities, or foreign currencies. Forward contracts generally are traded in an interbank market conducted directly between traders (usually large commercial banks) and their customers. Unlike futures contracts, which are standardized contracts, forward contracts can be specifically drawn to meet the needs of the parties that enter into them. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated exchange.

The following discussion summarizes the Fund’s possible uses of forward foreign currency exchange contracts (“forward currency contracts”). The Fund may enter into forward currency contracts with stated contract values of up to 10% of the value of the Fund’s net assets. A forward currency contract is an obligation to buy or sell an amount of a specified currency for an agreed price (which may be in U.S. dollars or a foreign currency). The Fund may invest in forward currency contracts for non-hedging purposes such as seeking to enhance return. The Fund may exchange foreign currencies for U.S. dollars and for other foreign currencies in the normal course of business and may buy and sell currencies through forward currency contracts in order to fix a price for securities it has agreed to buy or sell (“transaction hedge”). The Fund also may hedge some or all of its investments denominated in a foreign currency or exposed to foreign currency fluctuations against a decline in the value of that currency relative to the U.S. dollar by entering into forward currency contracts to sell an amount of that currency (or a proxy currency whose performance is expected to replicate or exceed the performance of that currency relative to the U.S. dollar) approximating the value of some or all of its portfolio securities denominated in or exposed to that currency (“position hedge”).

These types of hedging minimize the effect of currency appreciation as well as depreciation, but do not eliminate fluctuations in the underlying U.S. dollar equivalent value of the proceeds of or rates of return on the Fund’s foreign currency denominated portfolio securities. The matching of the increase in value of a forward contract and the decline in the U.S. dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. Shifting the Fund’s currency exposure from one foreign currency to another removes the Fund’s opportunity to profit from increases in the value of the original currency and involves a risk of increased losses to the Fund if the portfolio manager’s projection of future exchange rates is inaccurate. Proxy hedges and cross-hedges may protect against losses resulting from a decline in the hedged currency, but will cause the Fund to assume the risk of fluctuations in the value of the currency it purchases which may result in losses if the currency used to hedge does not perform similarly to the currency in which hedged securities are denominated. Unforeseen changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts.

Pursuant to Rule 18f-4, under the 1940 Act, the Fund does not exchange collateral for its forward contracts with its counterparties or segregated cash or liquid assets with its custodian. While forward contracts are not currently regulated by the CFTC, the CFTC may in the future assert authority to regulate forward contracts. In such event, the Fund’s ability to utilize forward contracts may be restricted. In addition, the Fund may not always be able to enter into forward contracts at attractive prices and may be limited in its ability to use these contracts to hedge Fund assets.

Distressed Securities

The Fund or a Portfolio Fund may invest in debt or equity securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and a bankruptcy court’s power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and ask prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund or the Portfolio Fund of the security in respect to which such distribution was made.

Repurchase Agreements

Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with securities dealers and banks that furnish collateral at least equal in value or market price to the amount of its repurchase obligation.

If the other party or “seller” defaults or becomes insolvent, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.

Additional Method of Investing in a Portfolio Fund

The Fund will typically invest directly in a Portfolio Fund by purchasing an interest in such Portfolio Fund. There may be situations, however, where a Portfolio Fund is not open or available for direct investment by the Fund or where the Adviser elects for other reasons to invest indirectly in a Portfolio Fund (including, without limitation, restrictions of the Investment Company Act). On occasions where the Adviser determines that an indirect investment is the most effective or efficient means of gaining exposure to a Portfolio Fund, the Fund may invest in a Portfolio Fund indirectly, such as by purchasing a structured note or entering into a swap or other contract paying a return tied to the return of a Portfolio Fund. In the case of a structured note or a swap, a counterparty would agree to pay to the Fund a return based on the return of the Portfolio Fund, in exchange for consideration paid by the Fund equivalent to the cost of purchasing an ownership interest in the Portfolio Fund. Indirect investment through a swap or similar contract in a Portfolio Fund carries with it the credit risk associated with the counterparty. Indirect investments will generally be subject to transaction and other fees, which will reduce the value of the Fund’s investment. There can be no assurance that the Fund’s indirect investment in a Portfolio Fund will have the same or similar results as a direct investment in the Portfolio Fund, and the Fund’s value may decrease as a result of such indirect investment. When the Fund makes an indirect investment in a Portfolio Fund by investing in a structured note, swap, or other contract intended to pay a return equal to the total return of such Portfolio Fund, such investment by the Fund may be subject to additional regulations.

Pandemic Risk

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. The outbreak of COVID-19 and its variants resulted in, among other things, closing international borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general public concern and uncertainty. This outbreak negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. On May 5, 2023, the World Health Organization declared the end of the global emergency status for COVID-19. The United States subsequently ended the federal COVID-19 public health emergency declaration effective May 11, 2023. It is unknown how long certain circumstances related to the pandemic will persist, whether they will reoccur in the future, and what additional implications may follow from the pandemic. The impact of these events and other epidemics or pandemics in the future could adversely affect Fund performance.

Cyber Security Risk

The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund, the Adviser, financial intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of shareholder transactions, impact the Fund’s ability to calculate its net asset value, cause the release of private shareholder information or confidential business information, impede investment activities, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for the issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund to lose value. The Fund and the Adviser have limited ability to prevent or mitigate cybersecurity incidents affecting third party service providers, and such third-party service providers may have limited indemnification obligations to the Fund or the Adviser. Furthermore, cyber security risks are also present for issuers of the securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value.

BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s amended and restated agreement and declaration of trust (“Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Common Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The trustees of the Board (each, a “Trustee,” collectively, the “Trustees”) are not required to contribute to the capital of the Fund or to hold interests therein. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund, and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Common Shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all Common Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Common Shareholders of the Fund. The Board may call a meeting of the Common Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Common Shareholders cease to constitute a majority of the Trustees then serving on the Board.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee. Specific details regarding each Trustee’s principal occupations during the past five years are included in the tables below. See “Board of Trustees and Officers — Independent Trustees” and “Board of Trustees and Officers — Interested Trustees and Officers.” The address of each Trustee and Officer of the Fund is c/o Bow River Advisers, LLC, 205 Detroit Street, Suite 800, Denver, Colorado 80206.

INDEPENDENT TRUSTEES

NAME AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
Jeremy May (1970)	Chairman and Trustee	Since Inception	Founder and CEO of Paralel Technologies, LLC (a fintech firm) and its wholly owned subsidiaries, Paralel Advisors (a registered investment adviser) and Paralel Distributors (a registered broker/dealer) (Since October 2019); Previously, President and Director of ALPS Fund Services, Inc., ALPS Distributors, Inc., and ALPS Portfolio Solutions Distributor, Inc., Executive Vice President and Director of ALPS Holdings, Inc. and ALPS Advisors, Inc. (1995 to 2019).	1

Russell Investment Company and Russell Investment Funds (40 funds) (since 2021); New Age Alpha ETF Trust (2020 to 2022); Reaves Utility Income Fund (2009 to 2021); ALPS Series Trust (9 funds) (2012 to 2021); RiverNorth Opportunities Fund, Inc. (2018 to 2019).

Michael Imhoff (1963)	Trustee	Since Inception	Managing Director of Stifel (full-service investment firm) (Since 2000); Previously, other roles at Stifel (Since 1987).	1	N/A
Jack Swift (1973)	Trustee	Since Inception	Co-Founder and CEO of Liminal Collective (a human performance company) (since 2023); President and Chief Revenue Officer of TIFIN (a financial technology company) (2019 to 2023); Previously, Partner and President of Crestone Capital, LLC (investment management and wealth advisory firm) (2016 to 2019).	1	Advisor of Vantage Discovery (since 2024); Advisor of Brightwave (since 2024); Member Of The Board Of Advisors at Magnifi (2020 to 2023); Chairman of the Board at Clout (2020 to 2023).

____________

*        Each Trustee serves an indefinite term, until his successor is elected.

**      Includes any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

INTERESTED TRUSTEE AND OFFICERS

NAME	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
Jeremy Held*** (1974)	Trustee and President	Since Inception	Managing Director, Bow River Advisers (since 2023); Managing Director, Bow River Capital (Since 2019); Previously, Chief Investment Officer, ALPS Advisors, Inc. (investment management company) (2007 to 2019).	1	Director, Principal Real Estate Income Fund (Since 2017)
Rich Wham (1964)	Vice President	Since Inception	Chairman, Bow River Capital (Since 2017).	1	N/A
Jane Ingalls (1966)	Vice President and Secretary	Since Inception	President, Bow River Advisers (since 2024); Chief Operating Officer, Bow River Advisers (since 2023); Chief Operating Officer (since 2022); Managing Director and Chief of Staff, Bow River Capital (2020 to 2022); Previously, Founder and President, Artemis Consulting Group (2007 to 2020).	1	N/A
Derek Mullins (1973)	Treasurer	Since Inception	Managing Partner, PINE Advisor Solutions (provider of outsourced non-investment fund services) (since 2018).	1	N/A
John Blue (1977)	Chief Compliance Officer	Since Inception	Managing Partner, PINE Advisor Solutions (provider of outsourced non-investment fund services) (Since 2018).	1	N/A
Marcie McVeigh (1979)	Assistant Treasurer	Since Inception	Managing Director, Head of PFO Services, PINE Advisor Solutions (provider of outsourced non-investment fund services) (Since 2020); Assistant Vice President and Performance Measurement Manager at Brown Brothers Harriman (financial services firm) (2019 to 2020).	1	N/A
James Kerr (1983)	Assistant Secretary	Since March 2021	Chief Compliance Officer, Bow River Advisers (since 2023); Chief Compliance Officer & General Counsel, Bow River Capital (since 2021); Previously, Senior Legal Counsel (2021) and Legal Counsel (2018 to 2021), Janus Henderson Investors U.S.; Assistant Secretary, Janus Detroit Street Trust (ETF Trust) and Assistant Secretary, Clayton Street Trust (VIT Trust) (2018 to 2021).	1	N/A

____________

*        Each Trustee serves an indefinite term, until his successor is elected.

**      Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

***    Mr. Held is an “interested person” (as that term is defined in the 1940 Act) because of his affiliations with the Adviser.

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser, Investment Consultant and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Declaration of Trust. The Board is currently composed of four members, three of whom are Independent Trustees. The Board will hold regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees meet with their independent legal counsel in person prior to and/or during each quarterly board meeting. As described below, the Board has established an audit committee (the “Audit Committee”) and a nominating committee (the “Nominating Committee”) and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Jeremy May, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Adviser, Investment Consultant, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser, Investment Consultant, and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser, Investment Consultant and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Adviser, Investment Consultant and other service providers has their own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Chief Financial Officer and Chief Compliance Officer, and the Adviser and Investment Consultant, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian, distributor, sub-administrator and securities lending counterparty, as applicable. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Audit Committee has selected Jeremy May to serve in the role as Chairman of the Audit Committee. During the fiscal year ended March 31, 2024, the Audit Committee held two meetings.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Common Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Common Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Common Shareholder includes at a minimum: the name, address and telephone number of the recommending Common Shareholder and information concerning the Common Shareholder’s interests in the Fund in sufficient detail to establish that the Common Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. The Nominating Committee has selected Michael Imhoff to serve in the role as Chairman of the Nominating Committee. During the fiscal year ended March 31, 2024, the Nominating Committee held one meeting.

Trustee Ownership of Securities

NAME OF TRUSTEE*	DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY MANAGER IN FAMILY OF INVESTMENT COMPANIES
Independent
Jeremy May	Over $100,000	Over $100,000
Michael Imhoff	Over $100,000	Over $100,000
Jack Swift	None	None
Interested
Jeremy Held	Over $100,000	Over $100,000

____________

*        As of December 31, 2023.

As of July 3, 2024, the Fund’s Trustees and officers as a group owned beneficially less than one percent of the outstanding shares of the Fund.

Independent Trustee Ownership of Securities

None of the Independent Trustees (or their immediate family members) owned securities of the Adviser, Investment Consultant, or of an entity (other than pooled investment vehicles) controlling, controlled by or under common control with the Adviser or Investment Consultant.

Trustee Compensation

Effective January 1, 2023, the Fund pays each Independent Trustee a retainer of $40,000 per year in consideration of the services rendered by the Independent Trustees. Prior to January 1, 2023, the Fund paid each Independent Trustee a retainer of $30,000 per year. In addition, the Fund pays an additional retainer of $2,500 per year to the Chairman of the Audit Committee and to the Chairman of the Nominating Committee. Trustees that are interested persons will not be compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

During the fiscal year ended March 31, 2024, the Independent Trustees were paid the following amount by the Fund: $125,000.

CODES OF ETHICS

The Fund, the Adviser, the Investment Consultant and the Fund’s distributor have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund, the Adviser and Investment Consultant from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at sec.gov, and may be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Adviser

Effective at the close of business on March 31, 2023, Bow River Asset Management LLC (“BRAM”) transferred its rights and obligations under the investment management agreement with the Fund to Bow River Advisers, LLC, (the “Adviser”), its majority-owned subsidiary. The Adviser, located at 205 Detroit Street, Suite 800, Denver, Colorado, is responsible for determining and implementing the Fund’s overall investment strategy, including direct investments. The Adviser was formed in 2023 and specializes in providing evergreen private market investment solutions to registered investment companies. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Adviser is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Adviser provides such services to the Fund pursuant to the investment management agreement (the “Investment Management Agreement”), utilizing the personnel and resources of BRAM. Such utilization is subject to an Intercompany Services Agreement between the Adviser and BRAM; whereby the Adviser pays BRAM the actual and allocated costs of BRAM providing such personnel and resources. Effective December 29, 2023, New York Life Investment Management Holdings LLC owns a minority but controlling (as defined by the Investment Company Act) stake in the Adviser (the “Transaction”).

The Investment Management Agreement became effective upon consummation of the Transaction on December 29, 2023 and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will be continuing in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING” in the Prospectus. The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s Annual Report for the fiscal year ended March 31, 2024.

The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith, reckless disregard or gross negligence of its obligations to the Fund, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance or gross negligence of its obligations to the Fund. Such indemnification includes losses sustained by the Adviser or its affiliates as an indemnitor under any sub-servicing or other agreement entered into by the Adviser for the benefit of the Fund to the extent that such losses relate to the Fund and the indemnity giving rise to the losses is not broader than that granted by the Fund to the Adviser or its affiliates pursuant to the Investment Management Agreement. The Fund has the right to consent before the Adviser settles or consents to the settlement of a claim involving such indemnitor losses (but such consent right will not affect the Adviser’s entitlement to indemnification).

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund will pay a monthly Investment Management Fee equal to 1.75% on an annualized basis of the Fund’s average daily Managed Assets during such period. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Investment Management Fee will be computed as of the last day of each month.

The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Common Shareholders.

The Adviser may make payments from its resources, which include a portion of the Investment Management Fee, to brokers or dealers that assist in the distribution of Shares, including brokers or dealers that may be affiliated with the Adviser.

During the fiscal year ended March 31, 2022, the Investment Management Fee paid by the Fund to BRAM was $2,734,235.

During the fiscal year ended March 31, 2023, the Investment Management Fee paid by the Fund to BRAM was $4,916,262.

During the fiscal year ended March 31, 2024, the Investment Management Fee paid by the Fund to the Adviser was $7,273,687.

In addition, the Adviser has entered into an amended and restated expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Fund’s aggregate monthly ordinary operating expenses, excluding certain “Specified Expenses” listed below, borne by the Fund in respect of each Class of Shares to an amount not to exceed 0.50%, on an annualized basis, of the Fund’s month-end net assets (the “Expense Cap”) through December 29, 2024. The Expense Limitation and Reimbursement Agreement automatically renews for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.

If the Fund’s aggregate monthly ordinary operating expenses, exclusive of the Specified Expenses, in respect of any Class of Shares for any month exceed the Expense Cap applicable to that Class of Shares, the Adviser will waive its Investment Management Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation Agreement. To the extent that the Adviser waives its Investment Management Fee and/or reimburses expenses, the Adviser may, for a period not to exceed three years from the date on which a Waiver is made, recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment.

Specified Expenses that are not covered by the Expense Limitation Agreement and are therefore borne by shareholders of the Fund include: (i) the Investment Management Fee; (ii) all fees and expenses of Fund Investments (including any Acquired Fund Fees and Expenses); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Private Market Assets and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) distribution and shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Common Shareholders).

During the fiscal year ended March 31, 2022, the amount of the fees waived or expenses reimbursed by BRAM was $257,589.

During the fiscal year ended March 31, 2023, the amount of the fees recouped by BRAM was $192,185.

During the fiscal year ended March 31, 2024, the amount of the fees recouped by the Adviser was $386,581.

Investment Consultant

Aksia CA LLC (“Aksia CA” or the “Investment Consultant”), located at 12760 High Bluff Drive, Suite 120, San Diego, CA 92130, is the Investment Consultant to the Fund and assists the Adviser with sourcing, evaluating and selecting investments for the Fund’s portfolio. As the Investment Consultant, Aksia CA only recommends investments to the Adviser and has no involvement in investment decisions, any related negotiations, or the finalization of any investment. The Investment Consultant, formed in 2011, is a private, independently-owned firm that provides asset management services to state and local pension plans, endowments and foundations. The Investment Consultant is an investment adviser registered with the SEC under the Advisers Act.

The investment consultant agreement (the “Investment Consultant Agreement”) between the Adviser and Aksia CA, became effective upon consummation of the Transaction on December 29, 2023 and will continue in effect for an initial two-year term. Thereafter, the Investment Consultant Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. The Investment Consultant Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board, the Adviser or the Investment Consultant. A discussion regarding the basis for the Board’s approval of the Investment Consultant Agreement is available in the Fund’s Annual Report for the fiscal year ended March 31, 2024.

The Adviser pays the Investment Consultant a fee of 0.375% (on an annualized basis) of the Fund’s average daily Managed Assets, in consideration of the services provided by the Investment Consultant to the Fund.

Investment Team — Bow River Advisers

Bow River Advisers has an experienced investment team with significant expertise underwriting and executing private equity investments, managing evergreen private equity strategies and managing registered funds. The Fund’s investment team is led by Jeremy Held, Mike Trihy and Joe Stork (the “Portfolio Managers”).

Investment Consultant Team — Aksia CA

Aksia CA is a wholly-owned subsidiary of Aksia. LLC. (All references to Aksia herein refer to Aksia LLC, together with its wholly owned subsidiaries, including Aksia CA (collectively “Aksia”), unless otherwise noted).

Aksia CA is a private markets consultant that advises institutional investors globally, including pension plans, government-related institutions, foundations and endowments. Aksia has 463 investment professionals (as of March 31, 2024) and advises on approximately $304 billion (AUA) and manages approximately $28 billion (AUM) of alternative investment assets (as of March 31, 2024).

Aksia has extensive experience in the industry and advises on approximately $115 billion (AUA) in private equity assets and approximately $94 billion (AUA) in private credit assets (as of March 31, 2024). Aksia has been active in private credit since 2008 and Aksia CA in private equity since 2011. The senior members of Aksia’s portfolio advisory team possess an average of over 20 years’ experience in the industry, while the portfolio advisory team as a whole averages over a decade (as of March 31, 2024).

Aksia provides its investment consultant services through a team-based approach. Aksia manages its relationships through its investment consultant teams, whereby typically two to three portfolio advisory professionals jointly work with a given client, so the client has multiple touchpoints for ad hoc requests and deliverables, as well as overlapping coverage. In addition the portfolio advisory team has dedicated analysts who participate in conference calls, deliver reports and documentation to clients, and assist with ad hoc projects, as needed.

Beyond the investment consultant team, clients have access to and often develop direct relationships with members of specialized teams, including the investment research and operational due diligence teams, which serve as additional resources to clients. Aksia encourages research teams to get to know clients and their programs, as Aksia believes that the sector heads and senior investment research analysts are a critical component of the advisory process.

Other Accounts Managed by the Investment Team(1)

	Number of Other Accounts Managed and Total Value of Assets by Account Type for Which There is No Performance-Based Fee:			Number of Other Accounts and Total Value of Assets for Which Advisory Fee is Performance-Based:
	Registered investment companies	Other pooled investment vehicles	Other accounts	Registered investment companies	Other pooled investment vehicles	Other accounts
Jeremy Held	0	0	0	0	0	0
Mike Trihy	0	0	0	0	0	0
Joe Stork	0	0	0	0	0	0

____________

(1)      As of March 31, 2024.

Conflicts of Interest

The Investment Team may manage separate accounts or other pooled investment vehicles that may have materially higher or different fee arrangements than the Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross-trading and the allocation of investment opportunities. The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Adviser seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and reasonable manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.

Compensation of the Investment Team

A competitive base salary and a performance-based bonus structure are in place for all team members. Members of the Investment Team, analysts, and other associates are paid a competitive base salary and discretionary bonus based on their fiduciary investment responsibilities, performance of the individual, and performance of the firm. The discretionary bonus structure gives the Adviser the ability to remain competitive under current market conditions affecting compensation across the industry. The discretionary bonus may be payable in both cash and equity.

Investment Team Ownership of Securities in the Fund

Name of Investment Team Member:	Dollar Range of Shares Beneficially Owned by Portfolio Management Team Member(1)
Jeremy Held	$100,001 – $500,000
Mike Trihy	$10,001 – $50,000
Joe Stork	None

____________

(1)      As of March 31, 2024.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

The Adviser generally selects brokers and dealers to effect transactions on behalf of the Fund in substantially the following manner. When the Adviser is aware that portfolio securities it intends to purchase for the Fund are available from multiple sources, such as multiple alternative trading systems or placement agents, the Adviser will undertake best efforts to obtain and retain two or more, as it deems appropriate, alternative quotes for such portfolio securities and document why the Adviser selected a source for any resulting purchase.

In selecting brokers and dealers to effect transactions on behalf of the Fund, the Adviser seeks to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. As described below, the Adviser does not currently, but may in the future, place orders with brokers that provide research services. Such transactions shall comply with the safe harbor under Section 28(e) of the Exchange Act, with respect to the receipt of such services.

Consistent with the principle of seeking best price and execution, the Adviser may place brokerage orders with brokers that provide the Fund and the Adviser with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.

In most instances, the Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses. Given the private equity focus of a majority of the Portfolio Funds, significant brokerage commissions are not anticipated to be paid by such funds. During the fiscal year ended March 31, 2022, the Fund paid $1,500 in brokerage commissions. During the fiscal year ended March 31, 2023, the Fund paid $0 in brokerage commissions. During the fiscal year ended March 31, 2024, the Fund paid $1,500 in brokerage commissions.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Cohen & Company, Ltd., located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115, serves as the independent registered public accounting firm for the Fund.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as legal counsel to the Fund and the Independent Trustees of the Fund.

ADMINISTRATOR

The Fund has contracted with UMB Fund Services, Inc. (the “Administrator”), whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide it with certain administrative and accounting services. For the fiscal year ended March 31, 2022, the Fund paid the Administrator $188,722 in accounting and administration fees. For the fiscal year ended March 31, 2023, the Fund paid the Administrator $302,654 in accounting and administration fees. For the fiscal year ended March 31, 2024, the Fund paid the Administrator $286,262 in accounting and administration fees.

DISTRIBUTOR

Foreside Financial Services, LLC (the “Distributor”) is the distributor of Shares and is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining the investment policies of the Fund.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106. The Custodian is an affiliate of UMB Fund Services, Inc., which serves as the Fund’s Administrator.

CALCULATION OF NET ASSET VALUE

The Fund calculates its net asset value as of the close of regular trading (4:00 p.m. Eastern Time) on the New York Stock Exchange on the last business day of each calendar week, each business day for the five business days preceding a repurchase request deadline (at such specific time set by the Board), each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures. Copies of the Adviser’s proxy policies and procedures are included as Appendix A to this SAI. The Board will periodically review the Fund’s proxy voting record.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (888) 330-3350 or (ii) by visiting the SEC’s website at sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

As of July 3, 2024, the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the Shares.

Name and Address	Percentage of Ownership
Weichert Enterprise, LLC 1625 State Route 10 Morris Plains, NJ 07950	5.52% of Class I Shares
Charles Schwab & Co., Inc. 2740 N. Mayfair Rd. Springfield, MO 65803	6.40% of Class I Shares
Folio Investments, Inc. 8180 Greensboro Dr. 8th Floor Mclean, VA 22102	5.69% of Class II Shares
Nabank Co. PO Box 2180 Tulsa, OK 74101	6.29% of Class II Shares
SEI Private Trust Company C/O First Interstate Bank 1 Freedom Valley Drive Oaks, PA 19456	14.88% of Class II Shares
First Premier Bank 6010 S. Minnesota Ave. Suite 208 Sioux Falls, SD 57108	26.52% of Class II Shares

Beneficial ownership is determined in accordance with the applicable rules of the SEC.

FINANCIAL STATEMENTS

The audited financial statements and financial highlights included in the annual report (the “Annual Report”) to the Fund’s shareholders for the fiscal year ended March 31, 2024, together with the report of Cohen & Company, Ltd. on the financial statements and financial highlights included in the Fund’s Annual Report, are incorporated herein. No other parts of the Annual Report are incorporated by reference herein. A copy of the Annual Report may be obtained without charge by writing to the Fund, c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at (888) 330-3350.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

APPENDIX A

Bow River Asset Management, LLC
Bow River Advisers, LLC

Policy on Proxy Voting

Spring 2023

This Policy on Proxy Voting (“Policy”) is the property of Bow River Capital Asset Management LLC and Bow River Advisers, LLC, (“Bow River Capital” or the “Firm”). Electronic copies of this Policy must be deleted and hardcopies must be returned to the Firm if an individual’s association with the Firm terminates for any reason.

The policies and procedures set forth herein supersede previous manuals, policies, and procedures.

© 2023 Bow River Asset Management LLC. All rights reserved.

INTRODUCTION

This Policy is intended to establish the rules and requirements surrounding the voting of proxies at Bow River Capital.

All Employees must abide by this Policy. Employees should speak to the CCO or, in his absence, the CEO, CFO or COO regarding any questions about this Policy, or if he or she feels that the Policy should be changed or updated.

Capitalized terms are defined in the Definitions section of this Policy.

DEFINITIONS

The following defined terms are used throughout this Manual. Other capitalized terms are defined within specific sections of the Manual.

Advisers Act	The Investment Advisers Act of 1940.
Employees	Bow River Capital’s officers, directors, principals, and employees.
Bow River Capital	Bow River Asset Management, LLC, and/or Bow River Advisers, LLC, each an investment adviser registered with the SEC.
CCO	James D. Kerr, Bow River Capital’s Chief Compliance Officer and Senior Counsel.
CEO	Blair E. Richardson, Bow River Capital’s Chief Executive Officer.
CFO	Jamison Davis, Bow River Capital’s Chief Financial Officer.
COO	Jane Ingalls, Bow River Capital’s Chief Operating Officer.
Clients

Funds and co-investment vehicles for which Bow River Capital provides investment advisory services. The underlying Investors in pooled investment vehicles advised by Bow River Capital are not Clients of Bow River Capital.

Investor	A limited partner or shareholder in a Bow River Capital Client (i.e., pooled investment vehicle advised by Bow River Capital or an affiliate).
IC Act	The Investment Company Act of 1940.
Policy	The Bow River Capital Proxy Voting Policy and Procedures.
Proxy Committee	A majority quorum of the CEO, CCO, CFO, COO and the Managing Director(s) responsible for the Client conducting a proxy vote.
Security

The SEC defines the term “Security” broadly to include stocks, bonds, certificates of deposit, options, interests in Private Placements, futures contracts on other securities, participations in profit-sharing agreements, and interests in oil, gas, or other mineral royalties or leases, among other things. “Security” is also defined to include any instrument commonly known as a security. Any questions about whether an instrument is a security for purposes of the Federal securities laws should be directed to the CCO.

SEC	The Securities and Exchange Commission.
Securities Act	The Securities Act of 1933.

PROXY VOTING

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters. As part of its responsibilities to the Funds, Bow River Capital votes proxies for Securities held in the Funds.

The federal securities laws do not specifically address how an adviser must exercise its proxy voting authority for its clients. Under the Advisers Act, however, an adviser is a fiduciary that owes each of its clients a duty of care and loyalty with respect to all services undertaken on the client’s behalf, including proxy voting. The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies in the best interests of the client, without placing the adviser’s own interests ahead of the client.

Rule 206(4)-6 under the Advisers Act requires each registered investment adviser that exercises proxy voting authority with respect to client securities to:

•        Adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes client securities in the clients’ best interests. Such policies and procedures must address the manner in which the adviser will resolve material conflicts of interest that can arise during the proxy voting process;

•        Disclose to clients how they may obtain information from the adviser about how the adviser voted with respect to their securities; and

•        Describe to clients the adviser’s proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures.

Additionally, paragraph (c)(2) of Rule 204-2 imposes additional recordkeeping requirements on investment advisers that execute proxy voting authority, as described in the Maintenance of Books and Records section of the Bow River Capital Compliance Manual.

The Advisers Act lacks specific guidance regarding an adviser’s duty to direct clients’ participation in class actions. However, many investment advisers adopt policies and procedures regarding class actions.

Risks

In developing these policies and procedures, Bow River Capital considered numerous risks associated with the proxy voting process. This analysis includes risks such as:

•        Bow River Capital lacks written proxy voting policies and procedures;

•        Proxies are not identified and processed in a timely manner;

•        Proxies are not voted in Clients’ best interests;

•        Conflicts of interest between Bow River Capital and a Client are not identified or resolved appropriately;

•        Third-party proxy voting services do not vote proxies according to Bow River Capital’s instructions and in Clients’ and Investor’s best interests; and

•        Proxy voting records, Investor’s requests for proxy voting information, and Bow River Capital’s responses to such requests, are not properly maintained;

Bow River Capital has established the following guidelines as an attempt to mitigate these risks.

Policies and Procedures

Private Fund Clients advised by Bow River Asset Management, LLC, invest in non-public companies or real property, which assets typically do not issue proxies. The Bow River Capital Evergreen Fund (“Fund”), managed by Bow River Advisers, LLC, may from time to time receive a proxy solicitation (typically related to publicly traded Securities comprising the liquid asset portion of its portfolio). Upon receipt of a proxy voting solicitation, Bow River Capital will vote each proxy in accordance with its fiduciary duty to its Client. Proxies are assets of Bow River Capital’s Clients that must be voted with diligence, care, and loyalty. Bow River Capital will generally seek to vote proxies in a way that maximizes the value of Clients’ assets. However, Bow River Capital does not abide by any specific proxy voting instructions conveyed by an Investor with respect to the Private Funds’ Securities.

With respect to its private fund Clients or investments in private companies, action taken by Bow River Capital via shareholder consent (or similar instrument) or by Employees’ service on a portfolio company board of directors do not constitute proxy voting activity subject to this policy. However, Bow River Capital will perform such services in keeping with its core fiduciary obligations to its clients.

PROXY ADMINISTRATION

The Proxy Committee has developed this Policy and oversees the voting process for the Clients. Upon receipt, all proxy voting requests must be immediately forwarded to the members of the Proxy Committee. The Proxy Committee analyzes each proxy request on a case-by-case basis. Bow River Capital does not utilize a third-party proxy advisory service and, as a result, in exercising its voting authority, the Proxy Committee relies upon the firm’s own fundamental research, which may incorporate independent research provided by outside groups, and information presented by company managements and shareholder groups. Bow River Capital may cast different votes at the same shareholder meeting, where doing so is in the best interests of each voting Client. The Proxy Committee shall document in writing its rationale with respect to each proxy vote cast.

Practicalities and costs involved with international investing may make it impossible at times, and at other times disadvantageous, to vote proxies in every instance. For example, Bow River Capital might refrain from voting if a Bow River Capital Employee is required to appear in person at a shareholder meeting or if the exercise of voting rights results in the imposition of trading or other ownership restrictions.

FIDUCIARY CONSIDERATIONS

Bow River Capital’s decisions with respect to proxy issues are made in light of the anticipated impact of the issue on the desirability of the Client’s investment in the Security. Proxies are voted solely in the interests of the Client and Bow River Capital Fund shareholders or investors.

MONITORING AND RESOLVING CONFLICTS OF INTEREST

The Proxy Committee is also responsible for monitoring and resolving possible conflicts between the interests of Bow River Capital and those of its Clients with respect to proxy voting. The firm has adopted safeguards to ensure that its voting of proxies is not influenced by interests other than those of the Fund shareholders and Clients. When considering membership for the Proxy Committee, it was determined to be in the best interest of the Fund and Clients not to include individuals whose primary duties relate to client relationship management, marketing, or sales.

The Proxy Committee also assesses whether any business or other relationships between Bow River Capital and a portfolio company could have influenced a proxy vote. Issues raising possible conflicts of interest are referred to designated members of the Proxy Committee for immediate resolution prior to the time the firm’s vote is cast. With respect to personal conflicts of interest, Bow River Capital’s Code of Ethics requires all Employees to avoid placing themselves in a “compromising position” where their interests may conflict with those of the firm’s Clients and restricts their ability to engage in certain outside business activities. Proxy Committee members with a personal conflict of interest regarding a particular proxy vote must recuse themselves and not participate in the voting decisions with respect to that proxy. The Proxy Committee may seek the advice of counsel or other third-party consultants to address conflicts, as necessary.

PROXY VOTE FILINGS

All Funds registered under the IC Act, regardless of their fiscal years, must file with the SEC by August 31, their proxy voting records (or confirm no proxy votes were cast) for the most recent 12-month period ended June 30.

DISCLOSURES TO INVESTORS, PROSPECTIVE INVESTORS AND THIRD PARTIES

Bow River Asset Management, LLC includes a description of its policies and procedures regarding proxy voting in Part 2 of Form ADV. In addition, Investors can contact the CCO to obtain a copy of these policies and procedures and information about how Bow River Capital voted with respect to its Funds.

Any request for information about proxy voting should be promptly forwarded to the CCO, who will respond to any such requests.

As a matter of policy, Bow River Capital does not disclose how it expects to vote on upcoming proxies.

PART C:
OTHER INFORMATION

Bow River Capital Evergreen Fund (the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

The audited financial statements of the Registrant for the fiscal year ended March 31, 2024, including the report of the Registrant’s independent public accounting firm, are to be incorporated by amendment.

(2)	Exhibits
(a)(1)

Amended and Restated Declaration of Trust is incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on December 21, 2020.

	(a)(2)	Certificate of Trust is incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on April 30, 2020.
(a)(3)

Amendment to Certificate of Trust dated November 10, 2020 is incorporated by reference to Exhibit (a)(3) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on December 21, 2020.

	(b)	Amended and Restated By-Laws of the Registrant are filed herewith.
	(c)	Not applicable.
	(d)	Refer to Exhibit (a)(1), (b).
	(e)	Not applicable.
	(f)	Not applicable.
	(g)(1)	Investment Management Agreement is incorporated by reference to Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on May 30, 2024.
	(g)(2)	Investment Consultant Agreement is incorporated by reference to Exhibit (g)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on May 30, 2024.
	(h)(1)	Distribution Agreement is filed herewith.
	(h)(2)	Distribution and Service Plan is filed herewith.
	(i)	Not applicable.
	(j)	Custody Agreement is filed herewith.
	(k)(1)	Administration and Fund Accounting Agreement is filed herewith.
	(k)(2)	Transfer Agency Agreement is filed herewith.
(k)(3)

Expense Limitation and Reimbursement Agreement is incorporated by reference to Exhibit (k)(3) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on May 30, 2024.

(l)(1)

Opinion and Consent of Faegre Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on December 21, 2020.

	(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP is filed herewith.
	(m)	Not applicable.

(n)	Consent of Cohen & Company, Ltd. is filed herewith.
(o)	Not applicable.
(p)	Form of Subscription Agreement is incorporated by reference to Exhibit (p) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on December 21, 2020.
(q)	Not applicable.
(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on December 21, 2020.
(r)(2)	Code of Ethics of Bow River Advisers, LLC is incorporated by reference to Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on July 28, 2023.
(r)(3)	Code of Ethics of Aksia CA LLC is incorporated by reference to Exhibit (r)(3) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on December 21, 2020.
(s)	Powers of Attorney are incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23566) as previously filed on October 14, 2020.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.

Item 28. Persons Controlled by or Under Common Control With Registrant

Not applicable.

Item 29. Number of Holders of Securities

Title of Class	Number of Shareholders*
Class I Shares	2,058
Class II Shares	198

____________

*        As of July 1, 2024.

Item 30. Indemnification

Sections 8.1-8.4 of Article VIII of the Registrant’s Amended and Restated Agreement and Declaration of Trust states:

Section 8.1 Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2 Indemnification. The Trust shall indemnify each of its Trustees, officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative, regulatory, or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and (b) any of (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3 Indemnification Determinations. Indemnification of a Covered Person pursuant to Section 8.2 shall be made if (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4 Indemnification Not Exclusive. The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Bow River Advisers, LLC (the “Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, executive officer, managing member or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of the Adviser, the Registrant’s counsel and/or the Registrant’s Administrator. The address of each is as follows:

1.	Bow River Advisers, LLC 205 Detroit Street, Suite 800 Denver, Colorado 80206

2.	Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996

3.	UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.      Not applicable.

2.      Not applicable.

3.      The Registrant undertakes

(a)     to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)    that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)    if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)    the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      The Registrant undertakes:

(a)     for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.      Not applicable.

6.      Not applicable.

7.      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver in the State of Colorado on the 26th day of July 2024.

Bow River Capital Evergreen Fund
By:	/s/ Jeremy Held
	Name:	Jeremy Held
	Title:	President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 26th day of July 2024.

/s/ Jeremy Held	Trustee and President (Principal Executive Officer)
Jeremy Held
/s/ Derek Mullins	Treasurer (Principal Financial Officer)
Derek Mullins
*Jeremy May	Trustee
Jeremy May
*Jack Swift	Trustee
Jack Swift
*Michael Imhoff	Trustee
Michael Imhoff
*By:	/s/ Jeremy Held
Jeremy Held Attorney-in-Fact (pursuant to power of attorney)

Exhibit Index

(b)	Amended and Restated By-Laws
(h)(1)	Distribution Agreement
(h)(2)	Distribution and Service Plan
(j)	Custody Agreement
(k)(1)	Administration and Fund Accounting Agreement
(k)(2)	Transfer Agency Agreement
(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP
(n)	Consent of Cohen & Company, Ltd.